24-10107

ORIGINAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAR 14 2005
WASH. D.C. 202 SECTION

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

EarthWalk Communications, Inc.
(Exact Name of Issuer as Specified in Its Charter)

05046836

Virginia
(State or Other Jurisdiction of Incorporation or Organization)

10262 Battleview Parkway
Manassas, Virginia 20109
(703) 393-1940
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Issuer's Principal Executive Offices)

Evan T. McConnell, Jr.
Chief Executive Officer
EarthWalk Communications, Inc.
10262 Battleview Parkway
Manassas, Virginia 20109
(703) 393-1940
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copy to:

Jeffrey R. Houle, Esq.
Fiorello J. Vicencio, Jr., Esq.
Greenberg Traurig, LLP
1750 Tysons Blvd
Suite 1200
McLean, Virginia 22102
(703) 749-1300
Fax (703) 749-1301

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

5045	54-1800573
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I
NOTIFICATION

Item 1. Significant Parties.

Listed below are the full names and business and residential addresses, as applicable, for the following persons:

(a) The issuer's directors:

Evan T. McConnell, Jr.
10262 Battleview Parkway
Manassas, VA 20109

Margaret A. McConnell
10262 Battleview Parkway
Manassas, VA 20109

Ronald W. Kasten, Jr.
1629 K Street NW, #500
Washington D.C. 20006

Ronald Gatewood
5075 Airport Road
PO Box 68
Midland, VA 22728

(b) The issuer's officers:

Evan T. McConnell, Jr., Chairman and Chief Executive Officer
10262 Battleview Parkway
Manassas, VA 20109

Margaret A. McConnell, President, Chief Operating Officer and Secretary
10262 Battleview Parkway
Manassas, VA 20109

Robert Hoy, Chief Financial Officer
10262 Battleview Parkway
Manassas, VA 20109

Robert G. Vanderlip, Senior Vice President – Operations
10262 Battleview Parkway
Manassas, VA 20109

John Morrison, Chief Investor Relations Officer
10262 Battleview Parkway
Manassas, VA 20109

(c) The issuer's general partners:

Not applicable.

(d) Record owners of 5% or more of any class of the issuer's equity securities:

Evan T. McConnell, Jr.
10262 Battleview Parkway
Manassas, VA 20109

Margaret A. McConnell
10262 Battleview Parkway
Manassas, VA 20109

Lexcadia Capital, L.L.C.
1725 I Street, N.W., Suite 300
Washington, D.C. 20006

(e) Beneficial owners of 5% or more of any class of the issuer's equity securities:

In addition to the record owners listed in item (d) above, Loren W. Hershey is the managing member of Lexcadia Capital, L.L.C. and, in such capacity, may be deemed to have voting and dispositive power over securities held for the account of Lexcadia Capital, L.L.C. Mr. Hershey's business address is care of Lexcadia Capital, L.L.C. at the address set forth above.

(f) Promotors of the issuer:

Not applicable.

(g) Affiliates of the issuer:

Each of the persons listed in items (a), (b), (d) and (e) above may be deemed to be an affiliate of the issuer.

(h) Counsel to the issuer with respect to the proposed offering:

Jeffrey R. Houle, Esq.
Fiorello J. Vicencio, Jr., Esq.
Greenberg Traurig, LLP
1750 Tysons Blvd, Suite 1200
McLean, VA 22102

(i) Each underwriter with respect to the proposed offering:

Not applicable.

(j) The underwriter's directors:

Not applicable.

(k) The underwriter's officers:

Not applicable.

(l) The underwriter's general partners:

Not applicable.

(m) Counsel to the underwriter:

Not applicable.

Item 2. Application of Rule 262.

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales.

The proposed offering is for a total of 1,666,666 shares of common stock at $3.00 per share, or an aggregate of $4,999,998. Of such amount, the issuer is offering 1,333,333 shares, Evan McConnell, our chief executive officer, is offering for resale 166,667 shares and Margaret McConnell, our president, is offering 166,666 shares. Sales made by the issuer and the foregoing affiliates pursuant to the offering circular will be on a pro-rata basis.

Item 4. Jurisdictions in Which Securities Are to be Offered.

(a) The securities will not be offered by underwriters, dealers or salespersons. The shares of common stock will be sold through John Morrison, our Chief Investor Relations Officer.

(b) The issuer intends to offer the securities in the following jurisdictions: Virginia, Texas, New York, Colorado, Maryland, Georgia, Florida, California, Illinois, Ohio, South Carolina and Connecticut.

Item 5. Unregistered Securities Issued or Sold Within One Year.

(a) The following unregistered securities were issued by the issuer within one year prior to the filing of this Form 1-A:

1. In connection with debt financing provided by Callao Investments, LLC, the issuer issued: (i) warrants on August 6, 2003 to purchase 18,000 shares of common stock at an exercise price of $0.10 per share; and (ii) warrants on September 11, 2002 to purchase 10,000 shares of common stock at an exercise price of $0.05 per share (as adjusted for stock splits). On March 29, 2004, as part of a settlement of the issuer's defaults on a promissory note and under a Credit Facilitation Agreement forming a part of the debt financing, the issuer agreed to allow the exercise of such warrants for a total of 28,000 shares of common stock without payment of the exercise price.

2. On July 21, 2004, the Company issued 28,000 shares of common stock to Ronald Gatewood, one of our non-employee directors (although Mr. Gatewood was not a director at the time), in satisfaction of a promissory note previously issued to Mr. Gatewood on March 4, 2004. At the time of satisfaction, the outstanding balance on the note was $50,000 in principal and $6,788 in accrued interest.

3. On October 28, 2004, the issuer sold 100,000 shares of restricted common stock priced at $2.39 per share to John Locke as partial consideration for the purchase of a used aircraft. The offering price of the stock was based upon negotiations between the issuer and the recipient.

(b) No unregistered securities of the issuer or any of its predecessors or affiliated issuers were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promotor or principal security holder of the issuer of such securities, or who was an underwriter of any securities of such issuer.

(c) The securities identified in item (a) above were issued in reliance upon the exemption from registration provided under Section 4(2) of the Securities Act of 1933, as amended ("Securities Act"), and, with respect to the issuance in item (a)(3), Rule 506 thereunder, for transactions not involving a public offering. None of the issuances identified in item (a) involved any general solicitation or public advertising. Based on representations made by the purchasers in such transactions or facts known to the issuer, all such purchasers were believed to be sophisticated and in some cases an "accredited investor" (as defined in Regulation D under the Securities Act).

Item 6. Other Present or Proposed Offerings.

As of the date of the filing of this Form 1-A, neither the issuer nor any of its affiliates is offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

Item 7. Marketing Arrangements.

Not applicable.

Item 8. Relationship With Issuer of Experts Named in Offering Statement.

Not applicable.

Item 9. Use of a Solicitation of Interest Document.

Not applicable.

PART II
OFFERING CIRCULAR

OFFERING CIRCULAR

EarthWalk Communications, Inc.

1,666,666 Shares of Common Stock

EarthWalk Communications, Inc. is offering 1,333,333 shares of its common stock and selling shareholders are selling 333,333 shares of common stock on a best efforts basis. All of the securities offered hereby will be sold for us and the selling shareholders through our Chief Investor Relations Officer. No commissions or other selling fees will be paid in connection with such sales. We estimate that the total expenses of this offering will be $173,000. See "Plan of Distribution." Prior to the date of this offering circular, there has been no public market for our common stock, and there can be no assurances that such a public market will develop. Each share of common stock is being offered at a price of $3.00 per share. The minimum purchase is 1,000 shares, for a total minimum subscription price of $3,000.00.

The closing of the sale and purchase of common stock will occur as subscriptions are accepted, from and after the date on which this offering circular is qualified. To submit a purchase order, prospective investors will be required to execute and deliver a subscription agreement in the form attached to this offering circular as Exhibit A, in which the prospective investor will certify his, her or its state of residence and will agree to certain transfer restrictions on the shares of common stock purchased in this offering. See "Risk Factors—Risks Related to this Offering" and "Plan of Distribution."

Investing in our securities involves a high degree of risk. See "Risk Factors" beginning on page 4.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OFFERED SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS OFFERING CIRCULAR OR UPON THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE OFFERED FOR SALE IN THE STATE OF MARYLAND PURSUANT TO REGISTRATION WITH THE DIVISION OF SECURITIES OF THE DEPARTMENT OF LAW OF MARYLAND, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS OFFERING CIRCULAR IS TRUE, COMPLETE, AND NOT MISLEADING, NOR HAS THE DIVISION OF SECURITIES PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL TO THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES HAVE BEEN REGISTERED BY THE STATE OF FLORIDA, DEPARTMENT OF BANKING AND FINANCE, DIVISION OF SECURITIES, AS HAVING COMPLIED WITH CHAPTER 517, FLORIDA STATUTES. THE DIVISION OF SECURITIES HAS NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING

CIRCULAR, AND SUCH REGISTRATION DOES NOT CONSTITUTE A RECOMMENDATION OF THE SECURITIES FOR INVESTMENT PURPOSES.

The date of this offering circular is , 2005.

TABLE OF CONTENTS

SUMMARY

This summary highlights selected information contained elsewhere in this offering circular. It does not contain all of the information that may be important to you. You should read the following summary together with the more detailed information regarding our company and the securities being sold in this offering and our financial statements and notes to those statements appearing elsewhere in this offering circular. You should carefully consider, among other things, the matters discussed in the "Risk Factors" section beginning on page 4.

References in this offering circular to "EarthWalk," "we," "our," "us," or the "company" refer to EarthWalk Communications, Inc., a Virginia corporation, and any predecessor entities unless the context suggests otherwise.

Our Business

We manufacture and market a mobile computer lab that enables schools to cost effectively place a laptop computer on the desk of up to 32 students. Since our inception in 1996, we have developed a number of products that address the need of schools to bring technology into the classroom and teach computer skills, electronically deliver lesson material and foster teacher-student interaction on a one-to-one basis. We have observed substantial and growing demand for our systems both domestically and internationally as demonstrated by sales of over 1,000 of our systems since January 2000.

NetWize, our patent-pending system, is comprised of a mobile wireless cart, the "SmartCart", with enhanced battery charging capability that, combined with our durable eBuddy laptops and educational software, enables teachers to simultaneously control, monitor and guide up to 32 students. Our NetWize system is ideally suited to the classroom and provides a more complete solution than products offered by traditional computer manufacturers, at a substantial cost savings. Our SmartCart transforms any classroom into a computer lab by providing wireless Internet access, battery charging capability and secure storage for up to 32 eBuddy laptops simultaneously. Our eBuddy laptop has an extended useful life and can withstand the rigors of classroom use, including liquid spills and multiple falls. We recently developed an eBuddy that is so durable it earned a U.S. military semi-rugged designation.

We had net income of approximately $2.3 million and $1.8 million in 2004 and 2003, respectively. We anticipate that additional capital will enable us to build upon our revenues and profitability. To accomplish this, we intend to expand our sales and marketing activities and create additional relationships with resellers, distributors and software developers. Additional capital also will lower our product costs and pricing to customers while increasing margins as we manufacture and purchase more efficiently.

Our Markets and Opportunities

U.S. policy makers increasingly are focusing on academic achievement and preparedness of students in elementary, middle and high schools, or K-12 schools. This focus is exemplified by the U.S. government's enactment of the No Child Left Behind Act in 2002. In this legislation, educational technologies such as computers and Internet access are highlighted as tools to improve teaching and learning in the classroom. In September 2004, Quality Education Data Inc. estimated that U.S. K-12 schools will spend more than $7 billion on new technologies in the next 12 months. In a report released in October 2004, Market Data Retrieval estimated that schools will spend more than $3.3 billion on hardware solutions alone in the 2004-2005 school year.

While our focus has been the U.S. market and its territories, we have expanded our concentration to include other nations striving to increase academic achievement levels. In addition, our unique, semi-rugged product line allows us to explore other business opportunities, which include the application and use of our NetWize systems by organizations and industries such as government field operations, private schools, hotels, healthcare and other training markets.

The EarthWalk Solution

Our flagship product, NetWize, is a patent-pending wireless mobile system consisting of:

- *SmartCart*. The SmartCart is a wireless, mobile cart with a teacher's display that can store and charge up to 32 eBuddy laptop computers and 16 batteries from a single electrical outlet

- *eBuddy Laptop*. The eBuddy laptop is a windows-based, full function, magnesium alloy wireless laptop computer which meets U.S. military "semi-rugged" standards.

- *Software Tools*. We currently include Show & Tell software with NetWize, which is an advanced screen broadcasting and monitoring package that allows teachers to create and control their classroom environment.

We also offer NetWize Express, a more mobile, compact (10 computer) version of NetWize. We intend to introduce a new, lower cost version of our system, incorporating a new laptop referred to as the LBuddy, which we believe will allow us to gain greater penetration into our current markets and penetrate new markets.

Our Growth Strategy

Our objective is to be a leading education technology provider. To achieve this goal we must:

- continue development of new, lower cost hardware products to drive market penetration;
- lower product costs and prices to schools by purchasing efficiently and assembling more products ourselves;
- penetrate domestic and international markets through strategic relationships and expanding brand awareness;
- expand our direct sales force, add independent sales representatives and cultivate additional relationships with resellers and distributors;
- implement innovative financing, leasing and insurance programs for the K-12 education market;
- enhance our focus on selling additional systems, replacement parts and refurbishment services to our current customers to increase recurring revenue;
- create partnerships with software developers to offer customized learning programs for our customers; and
- penetrate government, commercial and other markets.

Company Information

We were incorporated in Virginia in March 1996. Our principal executive offices are located at 10262 Battleview Parkway Manassas, Virginia 20109 and our telephone number is (703) 393-1940. Our website is located at www.earthwalk.com. The information on or that can be accessed through our website is not a part of this offering circular.

The EarthWalk trademark and design appearing in this offering circular and the marks SMARTCART®, NETWIZE® and EBUDDY® are our registered trademarks. Other trademarks in this offering circular belong to their respective owners.

The Offering

Common stock offered by us	1,333,333 shares
Common stock offered by the selling shareholders	333,333 shares
Common stock to be outstanding after the offering	10,945,615 shares
Use of proceeds	We intend to use the net proceeds of this offering to continue development of lower cost hardware products, purchase inventory, possibly repurchase outstanding capital stock and for working capital and general corporate purposes. We will not receive any proceeds from the sale of shares by the selling shareholders. See "Use of Proceeds."
Risk Factors	See "Risk Factors" and other information included in this offering circular for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

Except as otherwise noted, the number of shares to be outstanding after this offering assumes:

- no exercise of 1,000,000 shares of our common stock reserved for issuance under our 1999 Equity Incentive Plan, of which 293,712 were subject to outstanding options with a weighted average exercise price of $3.00 per share;
- no exercise of 1,200,000 shares of our common stock reserved for issuance under our 2002 Performance Incentive Plan, of which 296,244 were subject to outstanding options with a weighted average exercise price of $2.50 per share;
- no exercise of outstanding warrants to purchase 700,588 shares of our common stock;
- no conversion of the 500,000 shares of our Series A preferred stock outstanding, and 500,000 shares of our Series B preferred stock outstanding; and
- no exercise of outstanding warrants to purchase 100,000 shares of our Series A preferred stock and 100,000 shares of our Series B preferred stock, which preferred stock would be convertible into an aggregate of 200,000 shares of common stock.

Except as otherwise noted, all information in this offering circular gives effect to our ten-for-one stock split effected on October 26, 1998, two-for-one split effected on May 7, 2002, and two-for-one split effected on April 30, 2003.

We have granted a right of first refusal to the holder of our Series A and Series B preferred stock to purchase its pro rata portion of certain proposed securities issuances on the same terms. The right of first refusal applies to this offering. This shareholder will have the right to purchase up to 125,641 shares of the common stock offered hereby. Any amount purchased by this shareholder will reduce the number of shares of common stock available in this offering.

RISK FACTORS

This offering and an investment in our securities involve a high degree of risk. You should carefully consider the risks described below and the other information in this offering circular before making a decision to invest in our common stock. If any of the following risks do occur, our business, financial condition or results of operations could be materially adversely affected, the value of our stock could decline, and you may lose all or part of your investment. The risks and uncertainties described below are those that that we currently believe may materially affect our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Business

We have incurred significant losses in the recent past and may not be profitable in the future.

We experienced significant net losses in fiscal years 2000 through 2002. For the years ended December 31, 2004 and December 31, 2003, we had net income of $2,251,703 and $1,828,820, respectively. As of December 31, 2004, we had an accumulated deficit of $4,096,043. Although we were profitable in 2003 and 2004, we cannot assure you that we will be profitable in future periods. We may not be able to adequately control costs and expenses or achieve or maintain adequate operating margins. Our financial results also may be impacted by stock-based compensation charges and possible limitations on the amount of net operating loss carry forwards that we can utilize annually in the future to offset any taxable income. As a result, our ability to sustain profitability will depend on our ability to generate and maintain current revenues while maintaining reasonable cost and expense levels. If we fail to generate sufficient revenues, we will incur significant losses. We may then be forced to reduce operating expenses by taking actions not contemplated in our business plan, such as curtailing our marketing efforts or reducing the size of our workforce.

Our business may not grow if schools believe the added cost of laptops versus desktop computers is not outweighed by the benefits of the laptop platform, or if teachers and parents resist the use of educational technology because of perceived complexity.

The added cost of laptops as compared to desktop computers may deter schools from adopting the laptop platform, which would result in fewer teachers and administrators incorporating our products into their classrooms than we expect, and our business would be adversely affected. Market acceptance of our products also may be impeded by a number of other factors, including:

- Teachers' reluctance to adopt and use educational technology to supplement their customary teaching practices due to habit or the belief that the technology is too complicated or too difficult to adopt and manage; and

- Parents' resistance based on the belief that children should not depend on technology as a substitute for the development of basic skills.

Our sales are primarily to educational institutions that rely heavily on government funding for their educational technology purchases. A decline of investment in, or loss or reduction of government funding for, educational technology could lead to decreased purchases of our systems by educational institutions, which could cause our revenues to decline.

Substantially all of our revenue is derived from sales to educational institutions. We cannot assure you that educational institutions or individual teachers will continue to invest in technology-based products. Due to our dependence on educational institutions, the funding of which depends largely on government support, a substantial decrease in funding for educational technology could result in decreased sales to educational institutions and have a material adverse effect on our business, financial condition and results of operations. The sources of funding for our products depend heavily on local, state and federal political bodies and, as a result, education budgets may vary from year to year. In this regard, economic downturns can create uncertainty regarding school budgets and, in some cases, actual reductions of school budgets, which could cause our revenues to decrease.

Because our current product offerings are not diversified and consist primarily of our NetWize system, a decrease in sales of NetWize would cause a decrease in our revenue.

Our flagship product, NetWize, is in a narrow category of products. We do not offer a diversified product line or services, as some of our competitors do. Consequently, if sales of NetWize decline precipitously, our revenue would likewise drop seriously harming our business, and it may be difficult for us to recover because we do not have the breadth of products that would enable us to sustain our business while seeking to develop new types of products or services or other markets for our products.

A significant percentage of our revenues during the current and most recent fiscal year have come from school districts in Puerto Rico and the loss of business in Puerto Rico would cause a substantial decline in our revenue.

In the years ended December 31, 2004 and December 31, 2003, over 80% and 66%, respectively, of our net revenue came from school districts in Puerto Rico through a single distributorship relationship. Approximately 80% of sales in Puerto Rico made by our distributor has been through the Puerto Rico Department of Education, with the remainder sold by the distributor directly to individual schools. If our current and repeat customers, including the Puerto Rico Department of Education, decide to purchase technology other than ours, or if they decide to allocate funding away from educational technology, our revenue would decline.

The loss of our senior management could delay the implementation of our growth strategy, divert remaining management's attention from our business operations and result in substantial expense to identify and hire new senior management.

We depend on the continued service of our senior management. Our management team, Evan McConnell, our Chief Executive Officer, and Margaret McConnell, our President, has a substantial role in our product development, our reputation and contacts with customers and third party developers and our business culture. The loss of services of either of their services could result in a lengthy delay in the implementation of our growth strategy which could reduce our revenue. In addition, the search for one or more replacements could distract continuing management's attention from running our business and result in significant recruitment expense.

A serious marital dispute between our Chief Executive Officer and President, who are husband and wife, could negatively impact the effectiveness of our senior management and disrupt our operations.

Evan McConnell and Margaret McConnell, our Chairman and Chief Executive Officer, and President, respectively, our husband and wife. If a serious marital dispute between them occurs and is not resolved quickly or amicably, their ability to work effectively together could be significantly compromised. This could disrupt our business and have a negative affect on our results of operations.

Our future performance depends on our ability to attract and retain key personnel.

Our success depends in part on our ability to attract and retain qualified management, sales and marketing and engineering personnel. As we enter new markets, such as higher education, vertical markets and international markets, we will need to hire sales and other personnel with familiarity with these markets. The loss of key employees, or the inability to attract key employees, could limit our ability to develop new products and result in lost sales and diversion of management.

Ineffective management of our growth may adversely affect our results of operations, financial condition and business.

We recently have experienced significant growth and our plans call for dramatically increased growth in coming years. This growth, if realized, could place a strain on our financial, management and other resources. Our ability to manage our growth effectively will require us to attract, train, motivate, manage and retain key employees and to improve our operational, financial and management information systems. In addition, our internal growth strategies require us to manage all aspects of our direct and indirect sales force teams effectively, including training, staffing and placement. If we are unable to maintain and manage growth effectively, our business, prospects, financial condition and results of operations could be adversely affected.

Our sales cycle can be long and unpredictable, and this can lead to fluctuating financial results.

Most of our customers are public institutions, such as public school districts, that depend on public funding sources. These funding sources are from all levels of government through a wide variety of programs. Identifying the decision maker and a potential funding source is often time consuming. Larger orders, in particular, can take months or years to complete. Other variables also complicate the purchasing process, including the timing of disbursement of funds from funding sources and the person-to-person sales contact process. Sales may take much longer than anticipated, may fall outside the approved budget cycle and, therefore, may not occur due to the loss of funding. As a result, our sales cycle is unpredictable and typically lasts six to 18 months. This unpredictability could cause our net revenues and financial results to vary significantly from quarter to quarter.

Our quarterly results have fluctuated in the past due in part to school funding calendars, and these seasonal fluctuations make predicting our sequential quarterly results difficult.

Our sales are typically substantially higher in our second quarter, when districts use end of year funds, and in our third quarter, when districts use beginning of year funds. Our financial results in 2001 and 2002 did not follow this seasonal pattern primarily as a result of economic issues related to the events of September 11, 2001 and uncertainty regarding school budgets in 2002. However, absent these or other external events or a downturn in our business for other reasons, we expect our operating results to reflect this seasonality. Accordingly, financial results for a quarter are not indicative of any subsequent quarter. This can make predicting our financial results difficult.

We are subject to a lawsuit seeking in excess of $287,000 in the aggregate for payment of employment compensation, damages, prejudgment interest and other costs, which amount we could be required to pay in full.

Our former chief financial officer has filed a lawsuit against us, in response to our suit against him, another former employee and their new employer, alleging that, among other things, we owe the former employee back wages of over $287,000 under his former employment agreement. There can be no assurances as to the outcome of these matters and we could be liable to the plaintiff for the full amount of his claim. See "Business—Legal Proceedings."

Risks Related to Our Industry

If our suppliers, particularly our single source suppliers, do not satisfy our requirements and alternative sources are not readily available upon acceptable terms or at all, our manufacturing costs may increase and our reputation may be damaged, which could significantly reduce our margins and our sales.

We rely on our suppliers to deliver necessary components to our contract manufacturers in a timely manner based on our forecasts. We do not, and our contract manufacturers do not, carry a significant inventory of these components. At various times, some of our products' key components have been in short supply. Delays in our supply chain would harm our ability to deliver our products on a timely basis. If our suppliers are unable to meet our demand for these components, we will be required to work around these shortages, which may have a material adverse effect on our manufacturing costs and our business, financial condition and results of operations. If any single source supplier of any of our components is unable or unwilling to meet our needs, qualifying new suppliers would likely be time-consuming and cause production delays.

If our third party manufacturers are unable to perform, we could experience production delays, which could damage our reputation and cause our sales to suffer.

We rely on third party manufacturers for a substantial portion of the procurement, production, and testing of our products. If these manufacturers are unable to perform their functions, we could experience disruptions in our operations and delays in our shipments. These disruptions and delays could harm our reputation and reduce our sales.

We rely on third parties to help develop software applications for our systems. If these third parties fail to perform satisfactorily or if we are unable to attract third party developers to our products, our business may be adversely affected.

We outsource a majority or our software development activities to third parties. As a result, we have less control over software development and engineering processes, and associated intellectual property protection and infringement risks, than if we developed software internally. We rely on these third parties to deliver software or other technology that meet our specifications in a timely and cost-effective manner. Delays or cost overruns in software developments could negatively affect our customer relations, competitive position and results of operations.

If the third parties on whom we rely to develop software applications for our systems do not protect the intellectual property rights of the software or violate the rights of others in connection with their development, we could be exposed to costly intellectual property disputes and our reputation could be harmed.

We rely on our third party software developers to protect their intellectual property rights and to not infringe the rights of others in connection with their development activities and with respect to the deliverables they provide to us. Failure by these third party developers to satisfy their intellectual property obligations could cause us to suffer significant legal expenses in related disputes, costs to redevelop or re-source alternative software applications and could negatively impact our reputation.

The growing market for education technology is intensely competitive and expected to become more competitive in the future. Our failure to remain competitive could cause us to lose market share and cause our revenues to decline significantly.

Competition in our industry is strong and we expect it to increase. Our NetWize systems compete with products from large computer manufacturers, including Dell Computers, Hewlett Packard and Apple Computers, as well as more niche-oriented companies such as AlphaSmart. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, technical, marketing and other resources than we do. These competitors may also devote greater resources to the development, promotion and sale of their products than we do. While we believe that we compete favorably to may of our current competitors, our failure to continue to do so could cause us to lose market share and cause our revenues to decrease.

Our systems compete with other solutions. If our customers and potential customers choose these other solutions, our revenue could decline and our results of operations could be negatively affected.

We also compete against sellers of other technology solutions, such as personal digital assistants (or PDAs), based on operating systems such as the Palm OS, Win CE or embedded Linux. Although PDAs generally have substantially decreased abilities, have a smaller screen than our products and generally do not include integrated keyboards, they offer some of the same benefits to students, teachers and administrators as our products. As such, our customers or prospective customers may choose to purchase PDAs instead of our products, which could prevent us from realizing revenues. Also, companies that have competed with us have in the past attempted to replicate our technology and market it to the U.S. K-12 market. This type of competition could in the future cause us to lower our prices in some markets.

If we are unable to adequately protect our intellectual property or if third parties file suit against us alleging that we have infringed their intellectual property, we could lose market share or suffer significant legal expenses and diversion of our management's attention, any of which could harm our business, results of operations and financial condition.

Our success depends, in part, on our ability to protect and preserve aspects of our technology. However, we may be unable to prevent third parties from using our technology without our authorization. To protect our intellectual property, we generally enter into confidentiality or license agreements with our employees, consultants and third party developers and control access to and limit distribution of our technology. However, these measures afford only limited protection and may be inadequate. Enforcing these or other rights we have related to our technology could be costly, time-consuming and distracting. Others may develop non-infringing technologies that are similar or superior to ours. If competitors are able to develop such technology, they may be able to market and sell products that compete with ours, and this competition could adversely affect our business.

In addition, other companies or individuals may pursue litigation against us with respect to intellectual property-based claims, including claims related to use of our existing brands, trademarks and logos. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products, we could be required to obtain licenses to the infringing technology; begin using other brands, trademarks and logos; pay substantial damages under applicable law; cease the manufacture, use and sale of products found to be infringing; or expend significant resources to develop non-infringing technology. Our insurance may not cover potential claims or may not be adequate to indemnify us for damages we incur. Moreover, litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

Any errors or defects contained in our products, or our failure to comply with applicable safety standards could result in delayed shipments or rejection or recall of our products, damage to our reputation and expose us to regulatory or other legal action.

We may experience delays in releasing some of our products and recalls of existing products, due to defects or errors in our products. We cannot assure you that our products will not contain errors or defects that are discovered after commercial shipments have begun. Children could sustain injuries from our products, and we may be subject to claims or lawsuits resulting from such injuries. Any such injuries or recalls could result in the rejection of our products by our customers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims, any of which could harm our business.

Risks Related To This Offering

The shares of common stock sold in this offering will be subject to contractual restrictions on transfer which may prevent you from selling shares purchased in this offering upon terms and at a time that may otherwise be favorable to you.

The subscription agreement to subscribe for shares in this offering will restrict your ability to sell or otherwise transfer shares of common stock purchased in this offering as follows:

- You will be restricted from selling or transferring any of the shares for a period of time (not to exceed 12 months) specified by the managing underwriter(s) in our first underwritten public offering of shares of our common stock;

- You will agree to execute and deliver such other agreements as may be reasonably requested by us and/or the managing underwriter(s) consistent with the foregoing or which are necessary to give effect to the foregoing;
- Prior to our first underwritten public offering of shares of our common stock, you may not sell or transfer less than all of the shares you purchase in this offering without the consent of our board of directors;
- The foregoing restrictions will be imprinted on the stock certificate(s) representing the shares; and
- Transferees of the shares will be subject to the same restrictions.

As a result of these transfer restrictions, you may be unable to sell any shares purchased in this offering at a time or upon terms that you believe are favorable. See "Plan of Distribution."

The ownership of our capital stock is concentrated in our current management, which will allow them to determine the outcome of matters submitted to our shareholders for approval.

Our principal shareholders, Evan T. McConnell, Jr. and Margaret A. McConnell, who are also our Chairman and Chief Executive Officer, and President, respectively, collectively own approximately 73% of our outstanding shares of capital stock on a fully-diluted basis prior to this offering, and will continue to own over 62% of our outstanding shares following this offering. As a result, these principal shareholders will have the ability to exert substantial influence over matters requiring the approval of our shareholders.

Sales of a substantial number of shares of our common stock following this offering could adversely affect the market price for our common stock.

Sales of a substantial number of shares of our common stock following this offering could materially adversely affect the market price of the common stock. Such sales also might make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we deem to be appropriate or necessary.

The price of our securities after the offering could be below the offering price.

Prior to the offering, there has been no public market for our common stock and we cannot assure you that a regular trading market will develop after the offering or that the market price of our common stock will not decline below the offering price.

The price of our securities may be volatile because of factors beyond our control. As a result, you may lose all or part of your investment.

If a public market develops for our common stock, numerous factors, many of which are beyond our control, may cause the market price of our securities to fluctuate significantly. These factors include announcements of technological innovations, customer orders of new platforms by us and our competitors, our earnings releases, market conditions in the industry and the general state of the securities markets. In addition, the timing of orders by our customers may cause quarterly fluctuations of our results of operations that may, in turn, affect the market price of our securities.

We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future, which may reduce your return on an investment in our common stock.

We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any future decision to pay dividends will be made by our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions, including those relating to our outstanding preferred stock, and other factors the board deems relevant.

We will have broad discretion in the use of proceeds from this offering and may not obtain a significant return on the use of these proceeds.

We plan to use the net proceeds from this offering to support the elements of our growth strategy and for working capital, capital expenditures and other general corporate purposes. We will have broad discretion in determining how we apply the net proceeds from this offering, and you may not agree with these uses. Also, we may not be successful in investing the net proceeds from this offering in our operations or external investments to yield a favorable return. For more information see "Use of Proceeds."

It may be difficult for a third party to acquire us.

Virginia corporate law and our articles of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions:

- Authorize us to issue preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of common stock;
- Provide for a staggered board of directors, so that it would take three successive annual meetings to replace all directors; and
- Prohibit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this offering circular contain forward-looking statements. These statements involve known and unknown risks and uncertainties that could cause our or our industry's actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this offering circular. In some cases, you can identify forward-looking statements by terminology such as "anticipates," "believes," "continue," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," "will," or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, growth rates, levels of activity, performance or achievements. We do not assume any obligation to update or revise any forward looking statements, or to so update the reasons actual results could differ materially from those anticipated in these forward looking statements, even if new information becomes available in the future.

DETERMINATION OF OFFERING PRICE

Prior to this offering, there has been no public market for the securities being offered. We arbitrarily established the offering price per share. The offering price is not necessarily related to our asset value, net worth or any other established criteria of value. The offering price should not be regarded as indicative of the price at which the common stock will trade in any public market if such a market should develop.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock. We do not anticipate declaring or paying cash dividends in the foreseeable future. Any future decision to pay dividends will be made by our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors the board deems relevant.

USE OF PROCEEDS

The use of the proceeds from this offering will primarily be up to the sole discretion of our management. We intend to use the net proceeds for working capital and general corporate purposes. We may use a portion of the net proceeds to pursue the following:

- Continue development of lower-cost hardware products;
- Purchase inventory; or
- Repurchase outstanding capital stock.

The following table is an estimate of the approximate expenses that we will incur given if we raise the maximum offering proceeds. The actual expenses will be reported to investors on a yearly basis starting in 2006 and continuing thereafter.

	Amount of Proceeds	Percentage
Total Proceeds	$3,999,999	100.0%
Less: Offering Expenses		
Legal and Accounting	$90,000	2.3
Printing Offering Circular	$5,000	0.1
Advertising for Offering	$50,000	1.3
Postage	$15,000	0.4
Filing Fees	$13,000	0.3
Net Proceeds from Offering	$3,826,999	95.7
Use of Net Proceeds		
Product Development	$1,000,000	25.0
Purchase Inventory	$1,000,000	25.0
Stock Repurchase	$150,000	3.8
Working Capital and General Corporate Purposes	$1,676,999	41.9
Total Use of Net Proceeds	$3,826,999	95.7%

The foregoing represents our best estimates of our allocation of the net proceeds of this offering during the next 12 months given the respective scenarios. This estimate is based upon the current status of our business operations, our current plans, and current economic and industry conditions. Future events, including changes in economic or competitive conditions or our business, may cause us to modify the above-described allocation of funds. The amounts actually expended by us for each purpose described above may vary significantly in the event any of our assumptions proves to be inaccurate. We reserve the right to change our use of proceeds as unanticipated events or opportunities may cause us to redirect our priorities and reallocate the proceeds accordingly. In the event that the actual proceeds received are less than the maximum proceeds, the use of funds will be prioritized as follows: offering expenses, product development, working capital and general corporate purposes, purchase of inventory and repurchase of capital stock.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2004. You should read this table together with the sections of this offering circular entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with our financial statements and related notes contained elsewhere in this offering circular.

	December 31, 2004
Debt	$ 6,144,678
Stockholders' equity (deficit):	
Common stock, no par value, 50,000,000 shares authorized and 9,612,282 issued and outstanding	--
Preferred stock, no par value, 10,000,000 shares authorized and 500,000 shares of Series A preferred stock and 500,000 shares of Series B preferred stock issued and outstanding	--
Additional paid-in capital	4,319,759
Accumulated deficit	(4,124,306)
Total stockholders' equity (deficit)	$ 195,453
Total capitalization	$ 6,340,131

The number of shares outstanding as of December 31, 2004 excludes:

- 1,000,000 shares of our common stock reserved for issuance under our 1999 Equity Incentive Plan, of which 293,712 were subject to outstanding options with a weighted average exercise price of $3.00 per share;
- 1,200,000 shares of our common stock reserved for issuance under our 2002 Performance Incentive Plan, of which 296,244 were subject to outstanding options with a weighted average exercise price of $2.50 per share;
- 1,000,000 additional shares of common stock reserved for issuance upon the conversion of our outstanding Series A and Series B preferred stock; and
- 700,588 additional shares of common stock, 100,000 shares of Series A preferred stock and 100,000 shares of Series B preferred stock reserved for issuance upon the conversion of our outstanding warrants.

For additional information regarding these shares, see "Management—Benefit Plans" and "Description of Capital Stock."

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the price per share of our common stock in this offering and the as adjusted net tangible book value per share of common stock after giving effect to this offering.

As of December 31, 2004, before giving effect to this offering, our net tangible book value (deficit) was approximately $153,996 or $0.02 per share of common stock. "Net tangible book value" per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of common stock outstanding. Assuming the sale of all of the 1,333,333 shares of common stock offered by us at an offering price of $3.00 per share, net of our estimated offering expenses, as of December 31, 2004, our pro forma net tangible book value would have been approximately $0.36 per share. This represents an immediate increase of $3,827,000 or $0.35 per share, to existing stockholders and an immediate dilution of $480,000 or $2.64 per share, to new investors. The following tables illustrate this per share dilution:

Offering price per share		$3.00
Net tangible book value (deficit) per share at December 31, 2004	$0.02	
Increase per share attributable to new investors	$0.35	
Pro forma net tangible book value per share after the offering		$0.36
Dilution per share to new investors		$2.64

The following tables summarize, as of December 31, 2004, the differences between the total consideration paid and the average price per share paid by the existing stockholders and the new investors with respect to the number of shares of common stock purchased from us based on maximum issuance hereunder.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing Stockholders	$ 9,612,282	87.8%	$ 1,848,108	31.6%	$ 0.19
New investors	1,333,333	12.2%	3,999,999	68.4%	3.00
Total	$10,945,615	100.0%	$ 5,848,107	100.0%	$ 2.11

The preceding tables excludes:

- 589,956 shares of common stock available for issuance upon the exercise of outstanding options under our equity plans, of which 529,956 shares are exercisable as of December 31, 2004;
- 1,000,000 shares of common stock reserved for issuance upon the conversion of our outstanding Series A preferred stock and Series B preferred stock;
- 700,588 shares of common stock reserved for issuance upon the conversion of our outstanding warrants to purchase common stock; and
- 200,000 shares that would be issuable upon the conversion of 100,000 shares of Series A preferred stock and 100,000 shares of Series B preferred stock reserved for issuance upon the conversion of our outstanding warrants to purchase preferred stock.

To the extent all of these convertible securities had been exercised as of December 31, 2004, assuming the sale of all of the shares offered by us net tangible book value per share after this offering would be $0.30 and total dilution per share to new investors would be $2.70

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this offering circular. The following discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause our actual results to differ materially from management's expectations. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this offering circular, particularly in "Risk Factors."

Overview

We manufacture and market a mobile computer lab that enables schools to cost effectively place a laptop computer on the desk of up to 32 students. Since our inception in 1996, we have developed a number of products that address the need of schools to bring technology into the classroom and teach computer skills, electronically deliver lesson material and foster teacher-student interaction on a one-to-one basis. The Company's flagship product is a wireless integrated mobile system that brings the Internet and computer to the student's desk. The Company currently sells its products and services to over 3,000 school districts nationwide. The Company is actively marketing its product in other international markets such as Jamaica, Egypt, and Puerto Rico for example.

Net Revenue. Our net revenue is derived primarily from the sale of our flagship product, NetWize, a patent-pending wireless mobile system consisting of:

- *SmartCart.* The SmartCart is a wireless, mobile cart with a teacher's display that can store and charge up to 32 eBuddy laptop computers and 16 batteries from a single electrical outlet

- *eBuddy Laptop.* The eBuddy laptop is a windows-based, full function, magnesium alloy wireless laptop computer which meets U.S. military "semi-rugged" standards.

- *Software Tools.* We currently include Show & Tell software with NetWize, which is an advanced screen broadcasting and monitoring package that allows teachers to create and control their classroom environment.

We also offer NetWize Express, a more mobile, compact (10 computer) version of NetWize. We intend to introduce a new, lower cost version of our system, incorporating a new laptop referred to as the LBuddy, which we believe will allow us to gain greater penetration into our current markets and penetrate new markets.

Our sales are typically substantially higher in our second quarter, when districts use end of year funds, and in our third quarter, when districts use beginning of year funds. Our financial results in 2001 and 2002 did not follow this seasonal pattern primarily as a result of economic issues related to the events of September 11, 2001 and uncertainty regarding school budgets in 2002. However, absent these or other external events or a downturn in our business for other reasons, we expect our operating results to reflect this seasonality.

Cost of Revenue; Gross Margin. We rely on outside vendors to manufacture our eBuddy Laptop. Accordingly, a significant portion of our cost of revenue consists of payments to these third party manufacturers. We also provide an extended three-year warranty on these products for an additional fee. Revenue net of estimated warranty costs on these extended warranty sales is deferred and amortized over the same three-year period.

Our gross margin can be affected by a variety of factors, including the ability to reach sales volumes to negotiate lower per unit costs. We are currently bidding on at least two very large volume orders, which will provide leverage to greatly reduce our costs. Gross Margin as a percentage of net revenue has increased in each of the past three years, as we continue to develop efficiency and higher sales volumes we anticipate stable to continued improvements in the gross margin.

Selling, General, and Administrative Expense. Selling, general, and administrative (SG&A) expense consists primarily of salaries and related overhead expense for executive, finance, sales, accounting, and human resources personnel; accounting and legal fees; and other corporate expense. We expect SG&A expense to increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business and our operation as a public company.

Other Income and Expense. Other income and expense relates primarily to interest payments on our term loans and income from settlement of outstanding debt with creditors. During 2003 we reached a Release and Settlement Agreement with Wachovia Bank on outstanding loans and a line of credit. As a result of the settlement we recognized income of $849,691 in 2003 and $847,197 in 2004, subsequently we have restructured all outstanding debt. A summary of our current debt position is outlined below:

Note Payable:	**2004**	**2003**
Confessed judgment promissory note in the original amount of $775,000. Due November 30, 2004 and $350,000 on January 15 and March 31, 2005 loan is interest free with a default rate of 18% per annum. Loan is secured be CEO and COO's personal guaranty and all shares they own of the Company's common stock and personal conditional guaranty of payment.	7000,000	0
Note payable at 12%, collateralized by 26,667 shares of the Company's common stock and specific accounts receivable, interest monthly through December 31, 2003, then monthly principal payments of $20,000 plus accrued interest commencing on July 11, 2003. Restructured into above settlement amount.	0	200,000
Confessed judgment promissory note to vendor, interest at 0% per annum, matures January 5, 2005.	0	525,168
Vehicle notes, ranging from 8.9% to 12.99%, collateralized by the vehicle, payable in equal aggregate monthly installments of principal and interest, maturing at various dates in 2004 through 2006.	39,649	77,187
Confessed judgment promissory in the original amount of $490,000, interest free. 6% per annum default rate. One payment of $100,000 and monthly payments of $36,500.	490,000	0
Note payable to employee of the Company, plus 12% discount in lieu of interest, matures March 31, 2004, default interest at 12% per annum. Restructured into above settlement amount.	0	500,000
Note payable secured by all Company assets and personal guaranty of the CEO and COO. Payable in 60 monthly installments inclusive of variable interest starting at 5.5% per annum.	750,000	0

Critical Accounting Policies

Management's discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. As such, we are required to make certain estimate, judgments, and assumptions that we believe are reasonable based on the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Cash and Cash Equivalents. We consider all highly liquid investments with maturities of three months or less to be cash equivalents.

Revenue Recognition. We recognize revenue when our products are shipped. In instances where we ship sample products to potential customers for their evaluation, revenue is recognized on these products when acceptance occurs and the customer commits to purchase the product. We sell extended warranty contracts on specific products. Warranty revenue is deferred and recognized on a straight-line basis over the warranty period net of estimated capitalized warranty costs.

Inventories. Inventories consist primarily of finished goods and parts and are stated at the lower of cost or market on a first in, first out (FIFO) basis.

Accounts Receivable. We grant credit to our customers and use the allowance method to account for doubtful accounts receivable. Additions are made to the allowance account when doubt arises regarding collectibility of account balances.

Property and Equipment. Property and equipment are stated at cost and are depreciated over the estimated useful lives of assets ranging from five to ten years.

Deferred Revenue. We provide a one-year parts and labor warranty for many of our products. We also sell a three year warranty resulting in deferred warranty revenue. Reserves for warranty costs are reflected as a net against deferred warranty revenues. Vendor product warranties in our favor may be available to recover warranty claims for up to twelve months following sale.

Loan origination fees and discounts. Loan discounts and related origination fees are amortized over the term of the related loan on a straight-line basis.

Advertising Costs. We expense the cost of advertising and promotions as incurred.

Income Taxes. We use Statement of Financial Standards No. 109 Accounting for Income Taxes (SFAS No. 109) in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences in financial carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which temporary differences are expected to reverse.

Concentration of Credit Risk. Financial instruments that potentially subject us to concentrations of credit risk consist of trade accounts receivable. Our customers are primarily public schools in the United States and Puerto Rico. Since our customers are dispersed across many geographic areas and generally are government entities, we believe that our credit risk with respect to these receivables is limited.

Stock-Based Compensation. SFAS No. 123, "Accounting for Stock-Based Compensation," allows companies to account for stock-based compensation using either the provisions of SFAS No. 123 or the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," but requires pro forma disclosure in the notes to the financial statements as if the measurement provisions of SFAS No. 123 has been adopted. We account for our stock-based employee compensation in accordance with APB No. 25. Stock options and warrants granted to non-employees are accounted for using the fair value method in accordance with the SFAS No. 123 and EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

The fair value of each option grant is estimated on the date of grant by our board of directors. During the years ending December 31, 2004 and 2003 management recognized no expense associates with option grants as the exercise price was at or below fair market value of the underlying shares.

The effect of applying SFAS No. 123 on a pro forma net income is not necessarily representative of the effects on reported net income for future years due to, among other things, the vesting period of the stock options and the fair value of additional options to be granted in the future years.

Impairment of Long-Lived Assets. We review the carrying values of our long-lived assets for possible impairment on a periodic basis and whenever events or changes in circumstances indicate that the carrying amount of the assets.

Results of Operations

The following historical financial data, discussion and analysis for the two most recent fiscal years are derived from our audited financial statements for fiscal year ended December 31, 2004 and our fiscal year ended December 31, 2003. The data should be read in conjunction with the audited financial statements and related notes included in this offering circular.

	2004	2003	2002
Net sales	$ 13,927,801	$ 15,576,054	$ 8,708,409
Cost of sales	8,895,967	10,996,499	6,677,361
Gross margin	5,031,834	4,579,555	2,031,048
	36%	29%	23%
Selling, general and administrative expenses	3,226,850	3,158,769	3,973,327
	23%	20%	46%
Depreciation	109,412	162,599	186,798
Operating income (loss)	1,695,572	1,258,187	(2,129,077)
Other income and (expenses)			
Interest income	15,698	5,519	4,815
Interest expense	(257,682)	(227,335)	(370,408)
Miscellaneous (expense) income	(12,092)	(11,555)	(106,496)
Loss disposal of property & equipment	(63,990)	(45,687)	(51,992)
Income from settlement and restructure of debt	874,197	849,691	-
Net other income(expenses)	556,131	570,633	(524,081)
Income (Loss) before income taxes	2,251,703	1,828,820	(2,653,158)

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003

Net Revenue. Net revenue from the sale of our products was down 10.6% in 2004 from 2003 ($13.9 million compared to $15.6 million). In the fourth quarter of 2004, we had sales of nearly $6.5 million and we believe we are well positioned in 2005 to build on the strong momentum at the end of 2004. In 2004, 80% of all sales were to a single customer. We feel a strong relationship with this customer will lead to continued growth and will enable us to focus on expanding the customer base both domestically and internationally. Our sales focus in 2005 is to diversify and increase our customer base in educational institutions, U.S. Government, and in international markets.

Sales, General, and Administrative Expense. Sales, general, and administrative expense was up 68,000 or 2% in 2004 compared to 2003. We expect sales, general and administrative expense to increase in absolute dollars as we add personnel and incur additional costs related to the growth of our business but as expressed as a percentage against net revenue we expect this cost to remain stable or decline.

Other Income. In 2004, we reached settlement agreements with all of our creditors and in all outstanding litigation. As a result we were able to recognize $847,000 in other income from settlement of debt and significantly restructured our outstanding debt to meet current liabilities in 2005.

Deferred Tax Asset. At December 31, 2004, we had a net operating loss carry forward of approximately $4.0 million for income tax purposes that expires in various years through 2024, which may be used to reduce future income tax expense and tax liabilities. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes.

Significant components of our deferred tax assets and liabilities at December 31, 2004 and 2003 are as follows:

	2004	2003
Net operating loss carry forwards	$2,251,703	$1,828,820
Tax over book depreciation	(96,666)	-
Allowance for doubtful accounts	-	(24,748)
Deferred income	(307,415)	23,958
Write down of prior inventory reserves for tax	-	(488,749)
	1,847,622	1,339,281
Less utilization of net operating loss carryover	(1,847,622)	(1,339,281)
	$ 0	$ 0

As a result of our history of recurring losses, a valuation allowance equal to the calculated net deferred tax asset has been recorded at December 31, 2004 and 2003. Income tax expense consists of taxes currently due.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

Net Revenue. Net Revenue from the sale of our products was up 78.8% in 2003 from 2002 ($15.8 million compared to $8.7 million). The strong growth in sales in 2003 was attributable to the expansion into the international market and the growth of a single customer in that market.

Sales, General, and Administrative Expense. Sales, general, and administrative expense was down from nearly $4.0 million in 2002 to $3.2 million in 2003, or a decline of 21%. Declining revenues in 2002 forced management to reduce the workforce and sales and marketing expense.

Other Income. In 2003, we reached a settlement agreement with one of our major creditors. As a result we recognized $849,000 of other income and restructured the remaining debt obligation.

Deferred Tax Asset. At December 31, 2003, we had a net operating loss carry forward of approximately $6.3 million for income tax purposes that expires in various years through 2024, which may be used to reduce future income tax expense and tax liabilities. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes.

Liquidity and Capital Resources

We recognized income before taxes of $2.2 million and $1.8 million in 2004 and 2003, respectively. To manage current debt obligations, in 2004 we reached settlement agreements and restructured all outstanding debt.

During December 2004 we obtained a loan for $750,000 with UPS Capital that was underwritten by the Small Business Administration for working capital. Prior to the close of the first quarter of 2005 we anticipate increasing that amount to $1,000,000.

As of December 31, 2004 our cash and cash equivalents totaled $1.2 million.

We believe we have sufficient cash and cash equivalents and anticipated cash flows from operations to fund our operating activities for at least the next twelve months. We may, however, need to raise additional funds sooner than anticipated to fund more rapid growth expansion, to develop new or enhance existing products or services, or to respond to competitive pressures.

Seasonality

Our sales are typically substantially higher in our second quarter, when districts use end of year funds, and in our third quarter, when districts use beginning of year funds. Our financial results in 2001 and 2002 did not follow this seasonal pattern primarily as a result of economic issues related to the events of September 11, 2001 and uncertainty regarding school budgets in 2002. However, absent these or other external events or a downturn in our business for other reasons, we expect our operating results to reflect this seasonality.

Off-Balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements.

Recent Accounting Pronouncements

In November 2002, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect the adoption of EITF Issue No. 00-21 to have a material impact on our financial position or on our results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, and an Interpretation of APB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We do not expect the adoption of FIN 46 to have a material impact on our financial position or on our results of operations.

In December 2002, the FASB issued SFAS 148, "Summary of Statement No. 148 Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." This Statement amends SFAS 123; Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Because we use the intrinsic-value method of accounting for stock-based employee compensation, SFAS 148 does not impact our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. For nonpublic entities, mandatory redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We intend to adopt this Statement in the year ending December 31, 2004. We are in the process of evaluating whether the adoption of this statement will have a material impact on our financial position or on our results of operations.

BUSINESS

Overview

We manufacture and market a mobile computer lab that enables schools to cost effectively place a laptop computer on the desk of up to 32 students. Since our inception in 1996, we have developed a number of products that address the need of schools to bring technology into the classroom and teach computer skills, electronically deliver lesson material and foster teacher-student interaction on a one-to-one basis. We have observed substantial and growing demand for our systems both domestically and internationally as demonstrated by sales of over 1,000 of our systems since January 2000 and our $4 million current backlog.

NetWize, our patent-pending system, is comprised of a mobile wireless cart, the "SmartCart", with enhanced battery charging capability that, combined with our durable eBuddy laptops and educational software, enables teachers to simultaneously control, monitor and guide up to 32 students. Our NetWize system is ideally suited to the classroom and provides a more complete solution than products offered by traditional computer manufacturers, at a substantial cost savings. Our SmartCart transforms any classroom into a computer lab by providing wireless Internet access, battery charging capability and secure storage for up to 32 eBuddy laptops simultaneously. Our eBuddy laptop has an extended useful life and can withstand the rigors of classroom use, including liquid spills and multiple falls. We recently developed an eBuddy that is so durable it earned a U.S. military semi-rugged designation.

Within 36 months after introducing NetWize in January 2000, we became, and have since been, profitable. We anticipate that additional capital will enable us to build upon our revenues and profitability. To accomplish this, we intend to expand our sales and marketing activities and create additional relationships with resellers, distributors and software developers. Additional capital also will lower our product costs and pricing to customers while increasing margins as we manufacture and purchase more efficiently.

Our Markets and Opportunities

U.S. Educational Market

U.S. policy makers increasingly are focusing on academic achievement and preparedness of students in elementary, middle and high schools, or K-12 schools. This focus is exemplified by the U.S. government's enactment of the No Child Left Behind Act in 2002. In this legislation, educational technologies such as computers and Internet access are highlighted as tools to improve teaching and learning in the classroom. In September 2004, Quality Education Data Inc. estimated that U.S. K-12 schools will spend more than $7 billion on new technologies in the next 12 months. In a report released in October 2004, Market Data Retrieval estimated that schools will spend more than $3.3 billion on hardware solutions alone in the 2004-2005 school year.

International Markets

While our focus has been the U.S. market and its territories, we have expanded our concentration to include other nations striving to increase academic achievement levels. Recently, we have sold our product in Egypt, South Africa and Brazil. We have identified opportunities in other countries, including the Dominican Republic, Croatia, Spain, Portugal, Romania, Turkey and Iraq, and have undertaken marketing initiatives through distributorship arrangements in these countries.

Other Markets and Opportunities

Our unique, semi-rugged product line allows us to explore other business opportunities, which include the application and use of our NetWize systems by the following organizations and industries:

- *Government field operations.* Agencies such as the Federal Emergency Management Agency (FEMA) and Department of Homeland Security could deploy our systems for use in mobile command and control centers;

- *Private sector revenue enhancement.* Our systems could be used by private schools, like public schools, to regain classrooms previously used as computer labs, and by hotels for rental guest use, conferences and meetings;

- *Medical sector.* Hospitals and telemedicine businesses could use our systems for training and rental patient use; and

- *Other training markets.* Other entities with work-force training requirements, such as technical schools, community based organizations and adult education facilities, could benefit from our systems in much the same way the education market does.

The EarthWalk Solution

Our flagship product, NetWize, is a patent-pending wireless mobile system consisting of:

- *SmartCart.* The SmartCart is a wireless, mobile cart with a teacher's display that can store and charge up to 32 eBuddy laptop computers and 16 batteries from a single electrical outlet. Our wireless design and "Power-Pulse" architecture eliminate the cost for additional network and electrical wiring. The wireless networking built into the SmartCart and eBuddy laptops allows for Internet connectivity for each user from anywhere within the school. At the conclusion of each day, the SmartCart can be locked to securely store eBuddy laptops.

- *eBuddy Laptop.* The eBuddy laptop is a windows-based, full function, magnesium alloy wireless laptop computer which meets U.S. military "semi-rugged" standards. The eBuddy can operate as an individual computer or as a member of a school's network. Batteries can be "hot-swapped", thereby allowing users to change batteries without shutting off the computer.

- *Software Tools.* We currently include Show & Tell software with NetWize, which is an advanced screen broadcasting and monitoring package that allows teachers to create and control their classroom environment. While working on-screen with Show & Tell, teachers can simultaneously initiate, control, monitor and guide up to 32 student's laptops.

We also offer NetWize Express, a more mobile, compact (10 computer) version of NetWize. A NetWize Server package is available and can include tape back-up systems, a DVD recorder, advanced hard drives, LCD/KB modules and UPS power supply.

We intend to introduce a new, lower cost version of our system, incorporating a new laptop referred to as the LBuddy, which we believe will allow us to gain greater penetration into our current markets and penetrate new markets. We plan to provide financing and leasing programs to offer our systems to schools and other customers without a large cash outlay. We anticipate that these programs, coupled with the benefits of current and future systems, will generate higher margins and recurring revenue streams, thereby driving increased growth and profitability.

Our Competitive Advantages

We believe our substantial volume of sales to existing customers evidences our solution's ability to fulfill identified market opportunities. Our NetWize systems address the following concerns and issues of implementing computer-enabled classrooms, and offer the following benefits:

- *Cost.* The cost to provide each student with a computer can be prohibitive. NetWize can be used in multiple classrooms with computers shared by a number of students in the course of a school day.

- *Wiring.* Retrofitting existing classroom space for electrical and telecommunications infrastructure is disruptive to the teaching environment and entails substantial expense. NetWize is a fully networked system, using wireless technology. It does not require wiring classrooms. Connecting NetWize to a school's network provides access to the Internet for all eBuddy laptops used in a NetWize solution.

- *Power Supply.* Many classrooms do not have enough electrical power to enable multiple computers to be charged, much less an entire classroom full of computers. NetWize uses a battery charging system that allows up to 32 eBuddy laptops to be charged from a single outlet and ready to use when students need them, and batteries can be changed without turning off the computer.

- *Internet Access.* While the vast majority of schools have a connection to the Internet, not all classrooms have their own connection. The wireless technology employed by NetWize permits eBuddy laptops to roam and connect to the Internet through NetWize and does not require a line of site to the SmartCart.

- *Space.* Most classrooms do not have the room to place desktop computers on each desk or to store computers in the classroom. The NetWize cabinet can be rolled into the corner of classroom and stores up to 32 eBuddy laptop computers.

- *Mobility.* Traditional computer labs require that students leave their classrooms and go the lab. NetWize can be rolled in and out of classrooms. In addition, students can use their individual laptop computer in other parts of the school, and even at home.

- *Teacher Control.* Teachers need to distribute content, as well as control access to the Internet. Using NetWize software, a teacher can initiate, control, monitor, guide and distribute content to up to 32 computers in the NetWize system.

- *Security.* Desktop computers left on classroom and computer lab desks are susceptible to theft, and damage by students. eBuddy laptops can be locked in the SmartCart, which can be stored in a secure location.

- *Semi-Rugged Laptop Computers and Sturdy Cart Design.* The eBuddy laptop computers are designed specifically to withstand the rigors of everyday classroom use and one of our eBuddy laptop modules meets U.S. military semi-rugged specifications. The eBuddy is built with a magnesium-alloy chassis, integrated wireless networking, shock resistant hard drive, spill-proof keyboard, and modular repair design.

Our Growth Strategy

Our objective is to be a leading education technology provider. To achieve this goal, we must:

- continue development of new, lower cost hardware products to drive market penetration;

- lower product costs and prices to schools by purchasing efficiently and assembling more products ourselves;

- penetrate domestic and international markets through strategic relationships and expanding brand awareness;

- expand our direct sales force, add independent sales representatives and cultivate additional relationships with resellers and distributors;

- implement innovative financing, leasing and insurance programs for the K-12 education market;

- enhance our focus on selling additional systems, replacement parts and refurbishment services to our current customers to increase recurring revenue;
- create partnerships with software developers to offer customized learning programs for our customers; and
- penetrate government, commercial and other markets.

Customers

Our customers have primarily consisted of schools and school districts in the continental United States and Puerto Rico, having deployed our solutions in over 1,000 schools in less than six years. In the years ended December 31, 2004 and December 31, 2003, over 80% and 66%, respectively, of our net revenue came from school districts in Puerto Rico through a single exclusive distributorship relationship. In addition, our top 10 customers accounted for approximately 97% of our net revenue during the years ended December 31, 2004 and December 31, 2003.

Sales and Marketing

As of February 1, 2005, our sales force consisted of seven sales representatives who focus their efforts in the U.S. and in Puerto Rico. We supplement our direct sales force by employing distributors and resellers who remarket our solutions and often combine them with other third party products. We rely on such distributorship arrangements in particular in our markets outside the continental U.S. We complement our direct and indirect marketing efforts by attending trade conferences, offering a product evaluation program, and employing targeted email and direct mail campaigns.

Our direct sales force can access through the Internet our sales management tool, QuickCall, that includes all contact and related information for school systems nationwide, as well as our existing customer base. QuickCall links all of our sales representatives and management with real time information on each individual customer.

Our sales representatives also have the ability to provide on site demonstrations with a fully-functioning NetWize system.

We also maintain an evaluation program where schools have the ability to receive an evaluation product before making a purchase. Evaluation products range from an eBuddy laptop computer to a full NetWize system with up to four eBuddy laptops. This program allows schools to experience real-world applications of our solutions.

We believe that trade shows focused on education technology are critical to building brand awareness for EarthWalk among educators.

Our international sales and marketing efforts, including domestic sales in Puerto Rico and other U.S. territories, are typically handled through distributors and resellers. We have entered into distributorship agreements with, among others, third parties in Puerto Rico, Egypt, South Africa, Brazil, the Dominican Republic, Croatia, Spain, Portugal, Romania, Turkey and Iraq. Under these agreements, we have sold our solutions in Puerto Rico, Egypt, South Africa and Brazil. We continue to evaluate and negotiate additional similar arrangements in a number of other international markets.

Manufacturing and Supply Chain

We manufacture our BatteryBays, NetWize carts and NetWize Express cases at our facility. We source the cases for the BatteryBays from a metal working firm and have a custom built motherboard and power supply manufactured for our assembly at our facility. The same process exists for our NetWize carts and NetWize Express cases. We source our laptops fully assembled from a firm based in Taiwan.

We believe that there exist a number of suppliers who could provide us with required components. As part of our strategic plan, we intend to expand our source of components. Our current facility has the capacity to assemble 80 NetWize carts a month. In addition, we intend to begin assembling some of our laptops ourselves.

Product Development, Technology and Intellectual Property

We continue to invest in product development and technology to remain competitive in the education technology market. We utilize our product development staff, which currently consists of three employees, and vendors and enter into collaborative arrangements with other third parties to enhance our solutions and products and make them more cost effective.

Our product development efforts are shaped by our experience in the educational market and feedback from customers. In addition to enhancing the durability, functionality and affordability of our solutions, we also focus on backwards compatibility with our earlier products and solutions. We do so because we feel that compatibility is a key selling feature of our solutions.

We filed U.S. Patent Application Serial No. 09/917,776, or the '776 application, on July 31, 2001, entitled "Mobile Teaching System." The '776 application claims priority to U.S. Provisional Patent Application Serial No. 60/222,286, filed August 1, 2000, and entitled "Mobile Teaching System," and to U.S. Provisional Patent Application Serial No. 60/251,474, filed December 6, 2000, also entitled "Mobile Teaching System."

The '776 application discloses a mobile teaching system having a plurality of portable computers that communicate with a portable network center to undergo lesson plans, testing, and other educational tasks. The portable computers may be stored in a fixed or mobile storage unit that may serve as a network communications center and may also provide power connections for the computers. The computer may include removable, rechargeable batteries, which may be recharged at the storage unit.

The '776 application published on February 6, 2003. The USPTO is currently examining the '776 application on its merits. To date, the USPTO has issued three non-final Office Actions.

We also rely on a combination of trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers and business partners to protect our rights in products, services, know-how and information. We have federal trademark registrations for EARTHWALK and related design and SMARTCART, NETWIZE and EBUDDY. We may seek additional trademarks in the future. We may seek copyrights and patents in the future.

Our means of protecting our rights in the United States or abroad may not be adequate and competitors may independently develop similar technology. We cannot be certain that our services do not infringe patents or other intellectual property rights that may relate to our solutions. Like other technology related businesses, we face the risk that we will be unable to protect our intellectual property and other rights, and the risk that we will be found to have infringed the proprietary rights of others.

Competition

The growing market for education technology is intensely competitive and expected to become more competitive in the future. We believe that companies in the education technology marketplace compete on the basis of:

- integrated solutions
- ease of use of technology
- breadth and depth of product offerings
- pricing of products and services
- durability
- product quality and reliability, and
- quality and scope of customer service and support.

We believe that we compare favorably to many of our current competitors with respect to some or all of these factors.

Our NetWize solutions compete directly or indirectly with products from large computer manufacturers such as Dell Computer Corporation, Apple Computer, Inc., and Hewlett-Packard Company, as well as more niche oriented companies such as AlphaSmart, Inc., EduTek Corp, Mobil Areas Networks, Inc., NoteSYS LLC and DataVision Inc.

Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, technical, marketing and other resources than we do. These competitors may also devote greater resources to the development, promotion and sale of their products than we do.

Government Regulation

Although we are not currently subject to any governmental regulation regarding the manufacture and sale of our NetWize solutions, we may in the future become subject to such regulation.

Employees

As of February 1, 2005, we had 33 employees, of which 29 were full time and 3 were part time. Of these, full time employees consisted of 8 in sales and marketing, 7 in technical and customer support, 8 in manufacturing and 10 in administration, including finance.

From time to time, we also engage independent contractors to support these operational areas. None of our employees are represented by a union or a collective bargaining agreement and we believe our relationship with our employees is good.

Facilities

Our principal executive, sales, marketing and manufacturing facilities are located in our headquarters in Manassas, Virginia. We lease approximately 15,000 square feet of office space at this facility, which lease expires in August 2005. We believe that this facility is adequate for our current operations and can provide us with capacity for growth. We intend to seek renewal of our lease on favorable terms at the appropriate time.

Legal Proceedings

Laurence G. McGinnis, Mark L. Sebastian and Mobile Dynamics, Inc.

In May 2004, we filed an action entitled *Earthwalk Communications, Inc. v. Laurence G. McGinnis, Mark L. Sebastian and Mobile Dynamics, Inc.*, in Circuit Court in Fairfax County, Virginia. Laurence McGinnis and Mark Sebastian are the former chief financial officer and head of operations, respectively, of our company. In June and July 2003, Messrs. McGinnis and Sebastian, respectively, resigned from our employ. In March 2004, we became aware that Messrs. McGinnis and Sebastian were owners, directors and/or employees of Mobile Dynamics, which we believe engages in business competitive with our company. Our lawsuit against the defendants claims, among other things, that:

- Messrs. McGinnis and Sebastian conspired to form Mobile Dynamics to compete with our business prior to their resignation from our company and breached their duty of loyalty and fiduciary duties to us;

- they have misappropriated our trade secrets; and

- they have breached their respective contractual obligations to not compete with us in prohibited areas.

We are seeking to restrain (i) Mobile Dynamics from employing Messrs. McGinnis and Sebastian for a period of one year; (ii) Messrs. McGinnis and Sebastian from competing with us for one year; and (iii) the defendants from using our trade secret information. We are also seeking compensatory damages of $500,000 (to be tripled to not less than $1,500,000 under Virginia law) and punitive damages of $350,000.

Mr. McGinnis has filed a counter suit against us alleging that his agreement not to compete with us is not enforceable and that we failed to pay him compensation required under his employment agreement with us. Mr. McGinnis is seeking a declaratory judgment that the agreement not to compete is unenforceable, damages in the amount of $287,385 and his costs. We believe Mr. McGinnis' allegations are without merit and intend to vigorously defend against his suit.

General

In the ordinary course of business, we may be subject to other claims and legal proceedings, none of which is expected to have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

The following table sets forth information regarding our executive officers and directors as of February 1, 2005:

Name	Age	Position
Evan T. McConnell, Jr.	52	Chief Executive Officer and Chairman of the Board
Margaret A. McConnell	54	President, Chief Operating Officer and Director
Robert Hoy	37	Chief Financial Officer
Robert G. Vanderlip	42	Senior Vice President - Operations
John Morrison	33	Chief Investor Relations Officer
Robert W. Kasten, Jr.	62	Director
Ronald Gatewood	63	Director

Executive Officers

Evan T. McConnell, Jr. is a founder and has served as our Chairman and Chief Executive Officer and as a member of our board of directors since 1996. Prior to EarthWalk, Mr. McConnell founded and operated several businesses, including, most recently, the bridal magazine *Best Weddings* from 1987 to 1995. Mr. McConnell was named as a finalist in the Ernst & Young 2002 Greater Washington Area Entrepreneur of the Year. Mr. McConnell is the husband of Margaret McConnell, our President and Chief Operating Officer.

Margaret A. McConnell is a founder and has served as our President and Chief Operating Officer and as a member of our board of directors since 1996. Prior to EarthWalk, Ms. McConnell owned and operated a variety of businesses, including, most recently, a wholesale manufacturer of custom decor and publishing the bridal magazine *Best Weddings* with Mr. McConnell from 1987 to 1995. She is the wife of Evan T. McConnell, our Chairman and Chief Executive Officer.

Robert Hoy has served as our Chief Financial Officer since November 2004. Prior to that, Mr. Hoy has held a variety of Senior Management/Executive Accounting and Finance positions, most recently at Oracle Corporation where he was the Director of Operations for the Government Consulting Practice from March 2003 to August 2004, and as Controller of the Secure Business Solutions Practice of SAIC from March 2001 to March 2003. From August 2004 to November 2004, he engaged in financial systems consulting with Quadremed, a financial services and healthcare company. Additionally, from 1991 through 1995, Mr. Hoy was employed as a Consultant in the Federal Services Practice for KPMG Peat Marwick in Washington, DC.

Robert G. Vanderlip has served as our Senior Vice President of Operations since April 1998. From January 1989 to March 1998, Mr. Vanderlip was the Multi-Media Sales Manager for Hitachi. In this capacity, he led a sales force generating over $140 million in annual revenues from the sale of consumer electronics and regulated distribution of multi-media products. From September 1978 to December 1988, Mr. Vanderlip was employed by Pacific Stereo, a subsidiary of Columbia Broadcast Systems, most recently as a regional manager in retail operations for the southern U.S.

John Morrison has served as our Chief Investor Relations Officer since February 2005. Mr. Morrison has managed our investor relations since January 2003, and has been an employee of the Company since July 2001. Prior to joining us, Mr. Morrison worked in the financial services industry as an independent broker with Cue Financial from December 2000 to June 2001 and as a Senior Financial Consultant with Miller Johnson & Kuehn from September 1998 to November 2000. His key responsibilities in these capacities included selling financial products and services to clients for investment purposes, applying knowledge of securities, investment plans, market conditions, regulations, and recruiting new brokers.

Non-Employee Directors

The Honorable Robert W. Kasten, Jr. has served as a member of our board of directors since November 1, 2004. Since 1993, Senator Kasten has been the President of Kasten & Co., an investment banking and consulting firm, and a Senior Associate at the Center for Strategic and International Studies. Senator Kasten was a member of the United States Senate from 1981 to 1993 and served as a member of the U.S. House of Representatives from 1974 to 1979. During his tenure as a U.S. Senator, he was Chairman of the Senate Appropriations Subcommittee on Foreign Operations where he played a key role in the development of military assistance programs including foreign military sales. He also had oversight and funding responsibility for the Export-Import Bank, the World Bank and regional multilateral development banks. Senator Kasten also served on the Senate Budget Committee from 1981 to 1993, as well as on the Commerce, Science, and Transportation Committee and the Small Business Committee. Senator Kasten co-Authored the Kemp-Kasten Tax Reduction and Simplification legislation that resulted in the 1986 Tax Reform Act. Senator Kasten is currently an advisory board member of eVault, a division of privately-held Biscom, Inc., and is a trustee of the American University in Cairo. He has a Distinguished Service Award from the Disabled American Veterans. Senator Kasten received a Bachelor of Arts from the University of Arizona and a Masters of Business Administration from Columbia University.

Colonel USMC (retired) Ronald Gatewood has served as a member of our board of directors since September 1, 2004. Mr. Gatewood is the founder and has served as Chief Executive Officer and a director, of Tracey Corporation since August 1999 and SkyWorld Aviation, Inc. since August 1997. Both private companies are involved in the aviation industry, with Tracey Corporation focusing on airport management and operations and SkyWorld Aviation, Inc. focusing on aircraft maintenance. During his tenure with the U.S. Marine Corp, Mr. Gatewood was a Naval Attaché representing the Department of Defense to a foreign government. As the Director of Logistics for United States Southern Command, he was responsible for facilities management of $480 million of real estate and contracting for all U.S. military in Latin America. Mr. Gatewood spent 27 years as a command pilot in the U.S. Marines Corps where he flew 1040 combat missions and earned 4 Distinguished Flying Crosses. In addition, he was awarded the Legion of Merit and the Defense Meritorious Service Medal along with numerous other awards and recognitions. Mr. Gatewood received a Bachelors of Science from Purdue University and a Masters of Business Administration from Webster University.

Board of Directors

Our board currently consists of two EarthWalk management representatives and two non-employee directors. Our board is divided into three classes, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders.

At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors have been divided among the three classes as follows:

- The Class I director is Robert W. Kasten, Jr., and his term will expire at the annual meeting of stockholders to be held in 2005;
- The Class II director is Ronald Gatewood, and his term will expire at the annual meeting of stockholders to be held in 2006; and
- The Class III directors are Evan McConnell and Margaret McConnell, and their terms will expire at the annual meeting of stockholders to be held in 2007.

This classification of our board of directors will make it more difficult for a third party to acquire control of our company. See "Anti-Takeover Provisions Under Virginia Law."

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Family Relationships

There are no family relationships among any of our directors or officers, except that Evan McConnell our Chief Executive Officer and chairman of our board of directors, and Margaret McConnell, our President, Chief Operating Officer and director, are husband and wife.

Director Compensation

We reimburse our directors for reasonable out-of-pocket expenses in connection with attending board and committee meetings. We may, at our discretion grant stock options and other equity awards to our directors from time to time.

Executive Compensation

Summary Compensation Table

The following table sets forth certain information concerning compensation during the year ended December 31, 2004 of our Chief Executive Officer and each executive officers whose total annual salary and bonus exceeded $100,000 for the fiscal year ended December 31, 2004, referred to in this offering circular as the named executive officers. No individual who would otherwise have been includable in the table on the basis of salary and bonus earned during 2004 resigned or otherwise terminated his or her employment during 2004. There are no individuals who would otherwise have been includable in the table on the basis of salary and bonus but for the fact that the individual was not serving as an executive officer during 2004.

		Annual Compensation (1)		Long-Term Compensation Awards	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Securities Underlying Options(#)	All Other Compensation
Evan T. McConnell, Jr. Chairman and Chief Executive Officer	2004	225,000	25,000	50,000	-
Margaret A. McConnell President and Chief Operating Officer	2004	175,000	25,000	50,000	-

(1) Excludes other compensation in form of perquisites and other personal benefits that constitutes the lesser of $50,000 or 10% of the total annual salary and bonus for each of the named executive officers in 2004.

Option Grants in Fiscal Year 2004

The following table sets forth certain information with respect to stock options granted to the named executive officers during the fiscal year ended December 31, 2004. The exercise price per share for the options was equal to the fair market value of the common stock as of the grant date, January 1, 2004. The options were fully vested on the date of grant. Potential realizable value if calculated net of exercise prices and before taxes based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until expiration of the option term. The potential realizable value is calculated based on the requirements of the SEC and does not reflect our estimate of future stock price growth. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock and the date on which the options are exercised. The options indicated below were issued under our 2002 Performance Incentive Plan.

Name	Individual Grants: Number of Securities Underlying Options Granted	Percent of total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term: 5%	10%
Evan T. McConnell, Jr. ..	50,000	16.9%	$2.50	12/31/2010	$42,512	$96,450
Margaret A. McConnell..	50,000	16.9%	$2.50	12/31/2010	$42,512	$96,450

Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

The following table sets forth information concerning option exercises and option holdings as of December 31, 2004 with respect to the named executive officers. With respect to the named executive officers, no options or stock appreciation rights were exercised during 2004 and no stock appreciation rights were outstanding as of December 31, 2004. The value of unexercised in-the-money options at December 31, 2004 is calculated based on the fair market value of the option shares on December 31, 2004, which was $2.39 per share, as determined by our board of directors, less the aggregate exercise price of the options.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at December 31, 2004 (#)		Value of Unexercised In-the-Money Options at December 31, 2004 ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Evan T. McConnell, Jr. (1)	-	-	151,896	-	-	-
Margaret A. McConnell (2)	-	-	137,872	-	-	-

(1) 101,896 options were granted under our 1999 Equity Incentive Plan and 50,000 were granted under our 2002 Performance Incentive Plan, and as of December 31, 2004 all such options were immediately exercisable.

(2) 87,872 options were granted under our 1999 Equity Incentive Plan and 50,000 were granted under our 2002 Performance Incentive Plan, and as of December 31, 2004 all such options were immediately exercisable.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

We do not maintain employment contracts with our named executive officers. Our board of directors, however, has established that the annual salaries of Evan McConnell and Margaret McConnell, our chairman and chief executive officer, and president, respectively, for 2005 will be $250,000 and $200,000.

We have entered into a Confidentiality, Non-Solicitation, Non-Competition Agreement with Robert G. Vanderlip, our Senior Vice President – Operations. The agreement requires Mr. Vanderlip to, among other things:

- keep certain EarthWalk information confidential (including any trade secrets, proprietary information, intellectual property, patents, processes, products, business operations, financial data, and other confidential information) and not use such information for his own benefit or to the detriment of EarthWalk;

- not solicit or provide services to or sell products to any customer of EarthWalk during his employment and for a period of 12 months following termination of his employment;
- not solicit for employment or hire any other employee who works for EarthWalk or is affiliated with EarthWalk during his employment and for a period of 12 months following termination of his employment; and
- not engage in the process of providing products or services that compete with products or services provided by EarthWalk (during the 12 months prior to termination of his employment), within a 50 mile radius of any location in which EarthWalk or any of its affiliates has an office or proposes to engage in business as of the date of the employee's termination, for a period of 12 months following termination of his employment.

Benefit Plans

2002 Performance Incentive Plan

Our 2002 Performance Incentive Plan was adopted by the board of directors and became effective in July 2002. The purposes of the plan are to advance our interests and those of our stockholders by strengthening our ability to attract, retain and reward employees, the board of directors and consultants, to motivate officers and other selected employees to achieve business objectives established to promote the long-term growth, profitability and success of the company, and to encourage ownership of our common stock by participating officers and other selected employees.

Available Shares. A maximum of 1,200,000 (as adjusted for our two-for-one common stock split effected on April 30, 2003) shares of common stock (plus any shares issued under the plan that are forfeited back to us or are cancelled) were initially reserved for issuances under the plan. This maximum amount increases annually according to a formula set forth in the plan.

Administration. A committee appointed by the board of directors administers the Performance Incentive Plan.

Type of Awards. The Performance Incentive Plan provides for the issuance of stock options, stock appreciation rights (otherwise known as "SARs"), restricted stock, performance grants and awards, and other stock-based grants and awards. Members of our board of directors and consultants may be awarded non-qualified stock options only.

Stock Options. Options to purchase shares of our common stock may be granted under the Performance Incentive Plan and may be incentive stock options (within the meaning of Section 422 of the Internal Revenue Code) or non-qualified stock options. Stock options are subject to certain terms and conditions of the Performance Incentive Plan and contain such additional terms and conditions, consistent with the express provisions of the plan, as the administrator of the plan determines. Any employee on our active payroll or a subsidiary of ours (a corporation or entity which is at least 50% owned by us) may be granted stock options. Certain limitations apply with respect to the maximum number of options and their maximum value, which may be granted during any year, as set forth in the Performance Incentive Plan.

Exercise Price and Term of Stock Options. The per share exercise price of each stock option granted under the Performance Incentive Plan is determined by the board committee prior to or at the time of the grant. However, in no event may the per share exercise price of any stock option be less than 100% of the fair market value of our common stock on the date of the grant of the stock option. In the case of the grant of any incentive stock option to an employee who, at the time of the grant, owns more than 10% of the total combined voting power of all classes of our stock, the exercise price may not be less than 110% of the fair market value of a share of common stock as of the date of grant of the option. The term of any incentive stock option cannot exceed ten years after the date such incentive stock option is granted, or five years in the case of an employee owning more than ten percent (10%) of the total combined voting power of all classes of our stock, as determined under Section 424(d) of the Internal Revenue Code. Unless the board committee specifies otherwise in the option agreement, every option granted under the plan will vest and become exercisable with respect to one-third of the common stock issuable upon exercise of the option (rounded to the nearest whole share; rounded up in the event of a half-share) on each of the first and second anniversaries of the date of grant and the remainder will vest on the third anniversary of the date of grant.

Early Expiration of Stock Options. Except as otherwise provided in the applicable option agreement, if the employment of an employee or director is terminated due to death or disability or is terminated without cause, all of that person's options that are not vested and exercisable on the date of such termination shall expire and be forfeited; all vested options will expire at the end of the third month following termination. Upon voluntary termination by an employee or director or termination for cause, all unexercised options (whether or not vested) terminate immediately.

Stock Appreciation Rights ("SARs"). An SAR entitles a participant to receive an amount equal to the excess of the fair market value of a share of common stock on the date of exercise over the fair market value of a share of common stock on the date of grant of the SAR, or such other higher price as may be set by the board committee, multiplied by the number of shares of common stock with respect to which the SAR is exercised. Any employee, director or consultant of the company or of a subsidiary of the company selected by the board committee may be granted SARs. Certain limitations apply to the maximum number of shares of common stock with respect to which SARs may be granted, as set forth in the Plan.

Exercise of SARs. An SAR may be exercised at such time or times and in such manner as authorized by the board committee and specified in the related grant agreement. However, SARs cannot be exercised within the first six months after the date of grant. Certain additional limitations apply to the exercise of SARs, as set forth in the Performance Incentive Plan.

Restricted Stock Grants and Awards. A restricted stock grant is the issuance of shares of common stock in the name of an employee, director or consultant, where the issuance is subject to such terms and conditions as the board committee shall deem appropriate, including, without limitation, restrictions on the sale, assignment, transfer or other disposition of such shares and the requirement that the participant forfeit such shares back to us (i) upon termination of employment, directorship or consultancy for specified reasons within a specified period of time, as applicable, (ii) if any specified performance goals (specified in the grant agreement) are not achieved during a specified performance period, or (iii) if such other conditions as the board committee may specify are not satisfied.

Eligibility And Limitations of Restricted Stock. Any employee, director or consultant of ours or of an EarthWalk subsidiary selected by the board committee may receive a restricted stock grant. Certain limitations apply to the maximum number of shares of common stock, which may be issued as restricted stock, as set forth in the Performance Incentive Plan.

Restriction Period For Restricted Stock. Except as otherwise provided in the related grant agreement, restricted stock grants require that in order for an employee, director or consultant to receive shares of common stock free of restrictions, the employee, director or consultant must remain in the employment, a director or a consultant, respectively, of the company or a subsidiary for at least four years, starting on the date of the grant and ending on such later date or dates as the board committee designates at the time of the grant. The board committee, in its sole discretion, may provide for the lapse of restrictions in installments during the restriction period.

Other Restrictions Upon Restricted Stock. Restricted stock may not be sold or disposed of, and may be forfeited in the event of certain terminations of employment, prior to the end of a restriction period set by the board committee. The board committee may in, its sole discretion; impose such other restrictions and conditions as it may deem appropriate. Upon expiration of the applicable restriction period and if all conditions have been satisfied and any applicable performance goals attained, the shares of the restricted stock will be made available to the participant, subject to satisfaction of applicable withholding tax requirements, free of all restrictions except as may be required to comply with federal and state securities laws, as determined by the board committee in its sole discretion. However, the Committee may, in its discretion, require (i) that the restricted stock be retained by us, and (ii) that the participant receive a cash payment in lieu of unrestricted shares of common stock.

Rights as a Stockholder With Respect to Restricted Stock. A participant has, with respect to shares of restricted stock, all of the rights of an EarthWalk stockholder, including the right to vote the shares and receive any cash dividends paid thereon.

Performance Grants and Awards. The board committee may grant to our employees, directors and consultants and those of our subsidiaries the future and contingent right, expressed in "Units", to receive payments of shares of common stock, cash or any combination of common stock and cash as may be decided by the board committee, based on company performance over a specified performance period. The board committee determines, in its sole discretion, the participants eligible to receive such performance grants. At the time each performance grant is made and for each performance grant, the board committee establishes the performance period, the performance measure and the performance goals to be attained with respect to such performance measure. The number of shares of common stock and/or the amount of cash earned and payable under a performance grant is determined at the end of the performance period.

Limitations on Performance Grants and Awards. The maximum number of shares of common stock, which may be issued under performance grants, is subject to certain limitations, as set forth in the Performance Incentive Plan.

Performance Goals, Performance Measures and Performance Periods. Each performance grant requires that, in order for a participant to receive an award of all or a portion of the Units under such performance grant, we must achieve certain performance goals over a designated performance period (with a minimum of one year), each established by the board committee and with attainment of the performance goals determined using a specific performance measure.

Other Stock-Based Grants and Awards. The board committee may make other grants and awards under which common stock is, or in the future may be, acquired by participants, and other grants and awards to participants denominated in Units substantially equivalent to common stock or other Units, otherwise referred to as "stock-based grants". Such stock-based grants may be granted alone or in addition to, in tandem with, or independent of any other grant or award made under the Performance Incentive Plan. Stock-based grants are made in such form or forms and on such terms and conditions, including the attainment of specific performance goals, as the board committee, in its discretion, approves.

Eligibility And Terms of Other Stock-Based Grants. The board committee may make stock-based grants to employees, directors or consultants of the company and its subsidiaries.

Limitations on Other Stock-Based Grants. The aggregate number and value of shares of common stock issued to participants under stock-based grants and awards are subject to certain limitations, as set forth in the Performance Incentive Plan.

Amendment, Suspension and Termination of the Performance Incentive Plan. The board of directors or the board committee may suspend or terminate the plan or any portion of the Performance Incentive Plan at any time and may amend it from time to time as the board of directors or the board committee may deem advisable. However, no such amendment may be made without stockholder approval to the extent such approval is required by law, agreement or the rules of any exchange upon which the common stock is listed, and no such amendment, suspension or termination may impair the rights of participants under outstanding options without the consent of the affected participants, except under certain circumstances.

1999 Equity Incentive Plan

Our 1999 Equity Incentive Plan was adopted by the board of directors and became effective in February 2000. The purposes of the plan are to advance our interests and those of our stockholders by providing a means to attract, retain, and reward our directors, officers and other key employees and consultants and to enable such persons to acquire or increase a proprietary interest in us, thereby promoting a closer identity of interests between such persons and our stockholders.

Available Shares. A maximum of 1,000,000 (as adjusted for our two-for-one common stock splits effected on May 7, 2002 and April 30, 2003) shares of common stock (plus any shares issued under the plan that are forfeited back to us or are cancelled) were initially reserved for issuances under the plan.

Administration. A committee appointed by our board of directors administers the Equity Incentive Plan.

Type of Awards. The Equity Incentive Plan provides for the issuance of stock options, stock appreciation rights (or SARs), restricted stock, deferred stock, bonus stock and awards, dividend equivalents and other stock-based awards. Members of our board of directors and consultants may be awarded non-qualified stock options only.

Stock Options. Options to purchase shares of our common stock may be granted under the Equity Incentive Plan and may be incentive stock options (within the meaning of Section 422 of the Internal Revenue Code) or non-qualified stock options. Stock options are subject to certain terms and conditions of the Equity Incentive Plan and contain such additional terms and conditions, consistent with the express provisions of the plan, as the committee determines. Any employee on our active payroll or a subsidiary of ours (a corporation or entity which is at least 50% owned by us) may be granted stock options. Certain limitations apply with respect to the maximum value which may be granted during any year, as set forth in the Equity Incentive Plan.

Exercise Price; Time and Method of Exercise. The per share exercise price of each stock option granted under the Equity Incentive Plan is determined by the committee. However, in no event may the per share exercise price of any stock option be less than 100% of the fair market value of our common stock on the date of the grant of the stock option. The committee shall determine the time at which a stock option may be exercised, the method and form of payment, and the methods by which stock will be delivered. The committee may require, as a condition precedent to acquiring stock through the exercise of a stock option, that a grantee executes agreements relating to obligations in connection with the stock and restrictions on transfer of the stock.

Incentive Stock Options. The committee may designate at the time of grant to an employee that a stock option be treated as an incentive stock option. The terms of any incentive stock option granted under the Equity Incentive Plan shall comply in all respects with the provisions of Section 422 of the Internal Revenue Code.

Termination of Employment. Except as otherwise determined by the committee, upon the termination of employment or service with us, a grantor may exercise their stock options during the three month period following the termination of employment, but only to the extent that such stock option was exercisable immediately prior to such termination.

Stock Appreciation Rights. A SAR grants a right to receive, upon its exercise, the excess of the fair market value of a share of stock on the date of exercise over the grant price of the SAR as determined by the committee on the date of grant. The grant price of a SAR may not be less than the fair market value of one share of stock on the date of grant. The committee shall determine the time at which a SAR may be exercised and the method and form of its payment to the grantee.

Restricted Stock Grants and Awards. A restricted stock grant is the issuance of shares of our common stock in the name of an employee, director or consultant, where the issuance is subject to terms and conditions as the committee shall deem appropriate, including, without limitation, restrictions on the sale or transfer of such shares and the requirement that the participant forfeit such shares back to us upon termination of employment, directorship or consultancy. The committee may provide in the grant agreement, or may determine in any individual case, that the restrictions or forfeiture conditions relating to a restricted stock grant will be waived in whole or in part in the event of a termination resulting from specified causes.

Restriction Period for Restricted Stock. Except as otherwise provided in the grant agreement, restricted stock grants require that in order for an employee, director or consultant to receive shares of common stock free of restrictions, the employee, director or consultant must remain our employee, director or consultant, respectively, for at least three years, starting on the date of the grant and ending on such later date as the committee designates at the time of the grant.

Rights as a Stockholder with Respect to Restricted Stock. A grantee has, with respect to shares of restricted stock, all of the rights of an EarthWalk stockholder, including the right to vote the shares and receive any cash dividends paid thereon.

Dividends. Dividends paid on restricted stock may be paid in cash or in shares of unrestricted stock on the dividend payment date. Payment of a dividend may also be deferred or its value may automatically be reinvested in additional restricted stock or other awards as the committee may determine.

Deferred Stock. A deferred stock grant allows our employees, directors or consultants to receive shares of common stock after the expiration of a deferral period. Upon termination of employment or service during the applicable deferral period, all deferred stock that is at that time subject to deferral shall be forfeited. The committee may provide in any deferred stock grant, or may determine in any individual case, that restrictions or forfeiture conditions relating to deferred stock may be waived in whole or in part. All issued grants of deferred stock shall be forfeited upon termination of employment or other service within three years of the date of grant. However, the committee may make exceptions in the event such termination is by reason of the grantee's death or disability.

Bonus Stock and Awards in lieu of Cash Obligations. The grant of stock or stock and other awards allows our employees, directors and consultants to receive stock or other awards in lieu of obligations to pay cash under our plans or compensatory arrangements. For those grantees subject to Section 16 of the Exchange Act, the cash amount of an obligation is determined in a manner that complies with applicable the requirements of Rule 16b-3 so that the acquisition of stock or other awards will be exempt from Section 16(b) liability.

Dividend Equivalents. The grant of a dividend equivalent entitles our employees, directors and consultants to receive cash, stock, other awards, or other property equal in value to dividends paid with respect to a specified number of shares of stock or other periodic payments. The committee may provide that dividend equivalents be paid when accrued or be deemed to have been reinvested in additional stock, awards, or other investment vehicles.

Other Stock-based Awards. The committee may grant to our employees, directors and consultants, other awards that may be payable or denominated in stock, including convertible or exchangeable debt securities, rights convertible or exchangeable into stock, purchase rights for stock, awards contingent upon our performance or other factors, and awards valued by reference to the book value of our stock. The committee shall determine the terms and conditions of such awards. The committee is also authorized to issue cash awards as an element of or supplement to any other award under the Equity Incentive Plan.

Performance-based Awards to Covered Employees. For all grants or awards made pursuant to the Equity Incentive Plan (other than stock options or SARs granted with an exercise or base price at least equal to 100% of fair market value of the stock on the date of grant) to covered employees, as interpreted in a manner consistent with Section 162(m) of the Internal Revenue Code, the performance objectives for an award shall consist of one or more business criteria and a targeted level of performance with respect to such criteria, as specified by the committee. Performance objectives shall be objective and shall otherwise meet the requirements of Section 162(m)(4)(C) of the Internal Revenue Code. Achievement of performance objectives shall be measured over a period of one, two, three, or four years, as specified by the committee. All determinations by the committee as to the achievement of performance objectives shall be made in writing.

Term of Awards. The term of each award shall be for such period as may be determined by the committee. In no event shall the term of any incentive stock option, or SAR granted in tandem therewith, exceed a period of ten years from the date of its grant (or such shorter period as may be applicable under Section 422 of the Code).

Loan Provisions. Subject to the laws, regulations and other binding obligations applicable to us, we may make, guarantee, or arrange for a loan to a grantee with respect to the exercise of any stock option or other payment in connection with any award, including the payment of federal, state, or local income or other taxes due in connection with any award. Subject to such limitations, the committee shall have full authority to decide whether to make such a loan and to determine the amount, terms, and provisions of any such loan.

Eligibility and Terms of Other Stock-based Grants. The committee may make stock-based grants to our employees, directors or consultants and our subsidiaries.

Amendment, Suspension and Termination of the Performance Incentive Plan. The board of directors or the committee may suspend or terminate any portion of the Equity Incentive Plan at any time and may amend it from time to time as the board of directors or the committee may deem advisable. However, no such amendment may be made without stockholder approval to the extent such approval is required by law, agreement or the rules of any exchange upon which the common stock is listed, and no such amendment, suspension or termination may impair the rights of participants under outstanding options without the consent of the affected participants, except under certain circumstances.

401(k) Plan

We have adopted a tax-qualified employee savings and retirement plan, the Earth Walk 401(k) plan, for eligible employees. Eligible employees may elect to defer a portion of their eligible compensation, subject to the statutorily prescribed annual limit. We may make matching contributions on behalf of all participants who have elected to make deferrals to the 401(k) plan in an amount determined annually by us. We may also make annual discretionary profit sharing contributions to the 401(k) plan accounts of participants who satisfy certain eligibility requirements. Any contributions to the plan by us or the participants are paid to a trustee. The profit sharing contributions made by us, if any, are subject to a vesting schedule; all other contributions are fully vested at all times. The 401(k) plan, and the accompanying trust, is intended to qualify under Sections 401(k) and 501 of the Internal Revenue Code, so that contributions by us or by employees and income earned (if any) on plan contributions are not taxable to associates until withdrawn and contributions by us, if any, will be deductible by the company when made. At the direction of each participant, the trustee invests the contributions made to the 401(k) plan in any number of investment options.

Limitations of Liability and Indemnification

Limitation of Liability. Our articles of incorporation contain provisions that limit the liability of our directors and officers to us for monetary damages to the maximum extent permitted by Virginia law.

Indemnification. Our articles of incorporation provide that we must indemnify our current and former directors and officers to the fullest extent permitted by law in connection with any proceeding to which he or she may be made a party by reason of his or her being or having been a director or officer of the Company.

We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by out board of directors. These agreements provide for indemnification for related expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals and, in certain circumstances, by affiliated individuals and entities, in any action or proceeding arising out of these persons' services to us or to any other entity to which the person provides services at our request. We believe that the indemnification provisions of our articles of incorporation, bylaws, and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company in such person's capacity with our company where indemnification will be required. We are also not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

CERTAIN TRANSACTIONS

The summaries of the agreements described below are not complete and you should read the agreements in their entirety. These agreements have been filed as exhibits to the offering statement of which this offering circular is a part.

Other than the transactions described below, for the last two full fiscal years there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we are or will be a party in which the amount involved exceeded or will exceed $60,000, and in which any director, executive officer, holder or more than 5% of our common stock on an as-converted basis or any member of their immediate family has or will have a direct or indirect material interest.

Although we do not have a separate conflicts policy, we comply with Virginia law with respect to transactions involving potential conflicts. Under Virginia law, all transactions between us and any director or executive officer are subject to full disclosure and approval of the majority of the disinterested members of our board of directors, approval of the majority of our stockholders or the determination that the contract or transaction is intrinsically fair to us.

Loans to Officers

Evan McConnell and Margaret McConnell, our chairman and chief executive officer, and president, respectively, have issued to us a promissory note in the principal amount of $328,709, accruing interest at a rate of 2.9% per annum and maturing on August 19, 2010. The promissory note evidences amounts due to us as a result of the following events:

- During 1999, we made advances to the McConnell's totaling $97,413 which was converted to a promissory note bearing interest at 5.43% and maturing in August 2002;
- In January 2001, we executed a guaranty agreement with respect to the obligation of Peak Trading LLC, an affiliate of the McConnell's, to Wachovia Bank in the amount of $200,000 pursuant to which we paid $65,835 on the guarantee;
- During 2002 and 2003, we made unsecured advances to the McConnell's totaling $13,072 and $91,863, respectively;
- On December 31, 2003 all of the foregoing were restructured into the $328,709 principal amount promissory note referenced above at an initial interest rate of 5.43% per annum; and
- On August 25, 2004, the interest rate on the promissory note was reduced to 2.9% per annum in consideration of the personal guarantees of the McConnell's of, and the pledge of their residence as collateral for, loans to Wachovia Bank.

Agreements with Preferred Stockholder

We have obligations to the current holder of our Series A and Series B preferred stock pursuant to a Series A Preferred Stock Purchase Agreement dated February 16, 2000 as amended March 6, 2000. The purchase agreement, as amended, provides the preferred stockholder with a right of first refusal to purchase its pro rata portion of certain proposed securities issuances on the same terms. The right of first refusal applies to this offering. The preferred stockholder will have the right to purchase up to 125,641 shares of the common stock offered hereby. Any amount so purchased will reduce the number of shares of common stock available in this offering. The purchase agreement, as amended, also provides the preferred stockholder with registration rights. These rights provide that we are obligated to register its stock under the Securities Act if they have not been registered within six months of an initial public offering of our stock.

Prior Compensation to Director Affiliated Entity

Kasten & Company, an entity controlled by Robert W. Kasten, Jr., received approximately $19,500 on January 28, 2004 in connection with his involvement in our prior sale of two NetWize systems. Senator Kasten has served as a member of our board of directors since November 1, 2004.

Prior Loan From Director

Ronald Gatewood loaned us $50,000 on March 4, 2004. We issued a $50,000 principal amount promissory note to Mr. Gatewood maturing on May 4, 2004. On July 21, 2004, we issued 28,000 shares of our common stock to Mr. Gatewood in satisfaction of the promissory note. At the time of satisfaction, the outstanding balance on the note was $50,000 in principal and $6,788 in accrued interest. Mr. Gatewood became a non-employee member of our board of directors on September 1, 2004.

Aircraft Purchase Agreement

On October 28, 2004, we purchased a used 1978 Aerostar 601P/Superstar 700 aircraft pursuant to an Aircraft Purchase Agreement for our use. The purchase price consisted of $6,000 cash and 100,000 shares of our common stock with an agreed upon aggregate value of $239,000. Our chief executive officer and president, Evan McConnell and Margaret McConnell, were a party to the Agreement. Under the Agreement, the McConnell's have the option to purchase the aircraft from us upon five day's written notice by returning 100,000 shares of common stock then owned by the McConnell's and by their assumption of all our rights and obligations under the Agreement. As of the date of this offering circular, we have not received any notice by the McConnell's as to the exercise of the foregoing option.

PRINCIPAL AND SELLING SHAREHOLDERS

The table below sets forth information regarding the beneficial ownership of our common stock as of February 1, 2005, by the following individuals or groups:

- Each person or entity who is known by us to own beneficially more than 5% of our outstanding stock;
- Each of our named executive officers;
- Each of our directors; and
- All directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, based on voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person are deemed to be outstanding if the options are exercisable within 60 days of the date of this table. The shares subject to options are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The percentages beneficially owned before the offering in this table are based on a total of 9,612,282 shares of common stock outstanding on February 1, 2005 and the percentages beneficially owned after the offering are based on a total of 10,945,615 shares of common stock outstanding on February 1, 2005, which includes the maximum of 1,333,333 shares of common stock to be sold by us in this offering. Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the principal address of each of the stockholders below is c/o EarthWalk Corp., 10262 Battleview Parkway Manassas, Virginia 20109.

Name of Beneficial Owner	Shares Beneficially Owned Before Offering	Percentage Beneficially Owned Before Offering	Number of Shares Offered Hereby	Shares Beneficially Owned After Offering	Percentage Beneficially Owned After Offering
Executive Officers and Directors					
Evan T. McConnell, Jr. (1)(3)	4,382,440	44.2%	166,667	4,215,773	37.4%
Margaret A. McConnell (2)(3)	4,366,420	44.1%	166,666	4,199,754	37.4%
Robert Kasten	-	-	0	-	-
Ronald Gatewood	28,000	*	0	28,000	*
All directors and officers as a group (7 persons)(1)(2)(4)	8,926,864	86.1%	333,333	8,593,531	73.4%
Other 5% Stockholders					
Lexcadia Capital, L.L.C.(5)(6)(7)	1,200,000	11.1%	0	1,200,000	9.9%
Loren W. Hershey(5)(6)(7)	1,200,000	11.1%	0	1,200,000	9.9%

(1) Includes 313,896 shares issuable upon exercise of options and warrants that are exercisable within 60 days of February 1, 2005.

(2) Includes 297,872 shares issuable upon exercise of options and warrants that are exercisable within 60 days of February 1, 2005.

(3) Evan McConnell and Margaret McConnell are husband and wife and as such the shares of common stock beneficially owned by each of them could be deemed beneficially owned by the other. Accordingly, the aggregate number of shares of common stock deemed to be beneficially owned be each of them and the percentage ownership is 8,748,860 and 85.6%, respectively, before the offering and 8,415,527 and 72.8%, respectively, after the offering.

(4) Comprised of 8,165,092 shares of common stock and 761,772 shares issuable upon exercise of options and warrants that are exercisable within 60 days of February 1, 2005.

(5) The address of Lexcadia Capital, L.L.C. is 1725 I Street, N.W., Suite 300, Washington, D.C. 20006 and the address of Mr. Hershey is c/o Lexcadia Capital, L.L.C. at the same address.

(6) Lexcadia Capital, L.L.C. has a right of first refusal to purchase its pro rata portion of certain proposed securities issuances on the same terms. The right of first refusal applies to this offering. This shareholder will have the right to purchase up to 125,641 shares of the common stock offered hereby. Any amount purchased by this shareholder will reduce the number of shares of common stock available in this offering.

(7) Lexcadia Capital, L.L.C. is the holder of 500,000 shares of our Series A preferred stock and 500,000 shares of our Series B preferred stock. These shares of preferred stock are immediately convertible into an aggregate of 1,000,000 shares of our common

stock. Also includes warrants to purchase 100,000 share of Series A preferred stock and 100,000 shares of Series B preferred stock, which shares of preferred stock would be immediately convertible into an aggregate of 200,000 shares of our common stock. Mr. Hershey is the managing member of Lexcadia Capital, L.L.C. and, in such capacity, may be deemed to have voting and dispositive power over securities held for the account of Lexcadia Capital, L.L.C.

* Less than 1%

DESCRIPTION OF CAPITAL STOCK

General

The following description of our common stock and preferred stock and the relevant provision of our articles of incorporation, or charter, and bylaws are summaries and are qualified by reference to these documents. Forms have been filed with the Securities and Exchange Commission as exhibits to our offering statement, of which this offering circular forms a part.

Our authorized capital stock consists of 50 million shares of common stock, without par value, and 10 million shares of preferred stock, without par value, of which 600,000 are designated Series A preferred stock and 600,000 are designated Series B preferred stock. As of the date of this offering circular, we have 9,612,282 shares of common stock, 500,000 shares of Series A preferred stock and 500,000 shares of Series B preferred stock issued and outstanding. An additional 1,290,544 shares of common stock, 100,000 shares of Series A preferred stock and 100,000 shares of Series B convertible preferred stock are the subject of certain exercisable warrants and options. As of February 1, 2005, we had approximately 122 holders of record of our common stock, and one holder of record of our Series A and Series B preferred stock.

Common Stock

The holders of shares of our common stock are entitled to one vote for each share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of common stock exclusively possess all voting power. Our charter does not provide for cumulative voting in the election of directors. Accordingly, the holders of a majority of the voting power of our shares of common stock voting for the election of directors can elect all the directors if they choose to do so. Stockholders holding 60% of the outstanding shares of common stock entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of our stockholders.

Subject to any preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to such dividends as may be declared from time to time by our board of directors from funds legally available for the payment of dividends. See "Dividend Policy".

Upon our liquidation, dissolution or winding up, holders of common stock are entitled to receive pro rata all of our assets available for distribution to such holders after payment of liabilities and after giving effect to the liquidation preference of any outstanding preferred stock.

The common stock has no preemptive or conversion rights and no additional subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The shares issued in this offering will be fully paid and nonassessable.

Preferred Stock

Under the charter, our board of directors, without stockholder approval, is authorized to issue shares of preferred stock in one or more classes and in one or more series within a class. Further, our board of directors, without stockholder approval, is authorized to designate, with respect to each such series of preferred stock, the rights, preferences, and limitations of any class of shares of preferred stock before the issuance of any shares of that class, including (but not limited to): the number of shares in each such series, the dividend rates, preferences and date of payment, voluntary and involuntary liquidation preferences, the availability of redemption and the prices at which it may occur, whether or not dividends shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions, if any, for redemption or purchase of shares, the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for shares of any other class or series, and the voting rights, if any. Any preferred stock issued may be senior to our common stock as to dividends and as to distribution in the event of liquidation, dissolution or winding up of EarthWalk. The ability of our board of directors to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of common stock. Issuance of preferred stock may dilute the voting power of holders of our common stock (such as by issuing preferred stock with super-voting rights) and may render more difficult the removal of current members of the board of directors, even if such removal may be in the shareholders' best interests. In addition, the issuance of preferred stock may be used as an "anti-takeover" device without further action on the part of the shareholders. The preferred stock of all series shall have preferences, limitations and relative rights identical to those of other shares of the same series and, except to the extent otherwise provided in the description of other shares of the series, with those of shares of other series of the same class.

Our board of directors has authorized and reserved 600,000 shares of Series A preferred stock and 600,000 shares of Series B convertible preferred stock. See "-- Series A Preferred Stock" and "-- Series B Preferred Stock" below.

The creation and issuance of any other series of Preferred Stock, and the relative rights and preferences of such series, if and when established, will depend upon, among other things, our future capital needs, then-existing market conditions and other factors that, in the judgment of our board of directors, might warrant the issuance of preferred stock.

Series A Preferred Stock. As of the date of this offering circular, 500,000 shares of our Series A preferred stock are issued and outstanding. By its terms, the Series A preferred stock will always have dividend rights, voting rights, rights of redemption and rights on liquidation, dissolution or winding up of our company identical to those rights of any senior class of stock, notwithstanding the rights expressly granted under the charter. Accordingly, the principal terms of the Series A preferred stock are identical to the principal terms of the Series B preferred stock, which are discussed below. This description of the Series A preferred stock is qualified in its entirety by reference to the description of the preferences, limitations and relative rights of the Series A preferred stock, which is a part of the charter.

Series B Preferred Stock. As of the date of this offering circular, 500,000 shares of our Series B preferred stock are issued and outstanding. By its terms, the Series B preferred stock will always have dividend rights, voting rights, rights of redemption and rights on liquidation, dissolution or winding up of our company identical to those rights of any senior class of stock, notwithstanding the rights expressly granted under the charter. The following summary is a summary description of the material terms of the Series B preferred stock. This description of the Series B preferred stock is qualified in its entirety by reference to the description of the preferences, limitations and relative rights of the Series B preferred stock, which is a part of the charter.

- *Relative Seniority.* Series B preferred stock ranks senior to common stock and all other series and classes of capital stock (other than any capital stock ranking senior to or equal to the Series B preferred stock) with respect to dividend rights and rights on liquidation, dissolution or winding up of the company.

- *Dividend Rights.* The holders of Series B preferred stock will be entitled to receive dividends when and as declared by our board of directors, out of funds legally available therefor. The Series B preferred stock will be senior to our common stock. Accordingly, no dividends may be declared, paid or set aside, on the common stock unless a similar dividend has been declared on the Series B preferred stock and has been paid in cash or cash sums sufficient therefor have been set aside.

- *Liquidation.* In the event of any voluntary or involuntary dissolution, liquidation, or winding up of EarthWalk, the holders of shares of Series B preferred stock shall be entitled to be paid, out of our assets available for distribution to our shareholders, before any payment shall be made in respect of the common stock or any other class of our stock ranking junior to the Series B preferred stock, a liquidation preference equal to the greater of (i) the original purchase price (subject to appropriate adjustments for stock dividends, stock splits or other recapitalizations) plus 8% per year from the purchase date or (ii) the amount that would be paid upon such dissolution, liquidation or winding up if such shares had previously been converted into shares of common stock. If, upon such dissolution, liquidation or winding up, the amounts payable as the liquidation preference to holders of Series B preferred stock and any other shares of stock ranking as to such distribution on a parity with the Series B preferred stock are not paid in full, the holders of Series B preferred stock and of such other shares will share ratably in any such distribution of assets in proportion to the liquidation preference that each holder would be entitled to receive if all amounts payable on the shares were paid in full.

- *Voting*. The holders of Series B preferred stock will be entitled to vote at any meeting of our stockholders. The holders of Series B preferred stock will be entitled to one vote per share on matters subject to a vote by such holders and will not be entitled to a separate class vote, except as required by law.

- *Conversion Rights*. Each share of the Series B preferred stock will be convertible at the option of the holder into shares of Common Stock, subject to adjustment as described below. The number of shares of Common Stock into which each share of Series B preferred stock may be converted is determined by dividing $2.50 by the conversion price in effect at the time of the conversion. The conversion price is $2.50, subject to adjustment. A holder of Series B Preferred Stock may exercise his or her conversion rights at any time. To protect against dilution, the conversion price is subject to adjustment from time to time upon certain events, including: the issuance of common stock as a dividend or distribution on shares of common stock; common stock splits or combinations (e.g., reverse splits) of outstanding shares of common stock; or the issuance to holders of common stock generally of options, rights or warrants to purchase common stock, convertible securities or other securities of EarthWalk where such issuance is made without consideration or for a consideration per share less than the then conversion price.

We have granted a right of first refusal to the holder of our Series A and Series B preferred stock to purchase its pro rata portion of certain proposed securities issuances on the same terms. The right of first refusal applies to this offering. This shareholder will have the right to purchase up to 125,641 shares of the common stock offered hereby. Any amount purchased by this shareholder will reduce the number of shares of common stock available in this offering.

Warrants

We have outstanding common stock warrants to purchase up to 700,558 shares of Common Stock at $0.25 to $3.75 per share of common stock. We also have outstanding warrants to purchase 100,000 shares of Series A preferred stock at $1.32 per share and 100,000 shares of Series B preferred stock at $1.25 per share. The aggregate number, price and kind of securities underlying the warrants are subject to automatic adjustment for stock splits, combination of shares, stock dividends, or recapitalizations, or mergers, consolidations or other reorganizations in which we are the surviving corporation.

Preemptive Rights

No holder of any share of common stock or of any share of preferred stock, except as provided by contractual right as discussed above, (i) has any preemptive right to subscribe to, purchase or receive any of our securities of any kind or class; or (ii) has any rights or options to subscribe to or purchase any of our securities of any kind or class or any other securities convertible into or exchangeable for or carrying rights or options to purchase any of our securities of any kind or class.

Virginia Anti-Takeover Law and Provisions in Our Charter and Bylaws

Virginia Anti-Takeover Statutes.

If and when we have 300 or more shareholders, we will become subject to the Virginia anti-takeover law regulating "control share acquisitions." A control share acquisition is an acquisition of voting shares by a person that, when added to all the other voting shares beneficially owned by that person, would cause that person's voting strength with respect to an election of directors to meet or exceed any of the following thresholds:

- one-fifth;
- one-third; or
- a majority.

Under Virginia law, shares acquired in a control share acquisition have no voting rights unless granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or the articles of incorporation or bylaws of the corporation provide that this regulation does not apply to acquisitions of its shares. An acquiring person that owns 5% or more of the corporation's voting stock may require that a special meeting of the shareholders be held, within 50 days of the acquiring person's request, to consider the grant of voting rights to the shares acquired or to be acquired in the control share acquisition. If voting rights are not granted and the corporation's articles of incorporation or bylaws permit, the acquiring person's shares acquired in a control share acquisition may be repurchased by the corporation, at its option, at a price per share equal to the acquiring person's cost. Virginia law grants dissenters' rights to any shareholder who objects to a control share acquisition that is approved by a vote of disinterested shareholders and that gives the acquiring person control of a majority of the corporation's voting shares.

If and when we have at least 300 shareholders, we would also become subject to the Virginia law regulating "affiliated transactions." Material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by:

- the holders of at least two-thirds of the remaining voting shares; and
- a majority of the disinterested directors if the acquisition transaction occurs within three years after the acquiring person became a 10% holder.

Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than 5%. There are certain exceptions to these approval requirements, including an exception for acquisition transactions with a 10% holder whose acquisition of its 10% interest was pre-approved by a majority of the disinterested directors.

Articles of Incorporation. Our amended and restated articles of incorporation provide that:

- our board of directors may issue, without further action by the stockholders, up to 8.8 million shares of undesignated preferred stock; and

- our board of directors is divided into three classes, with each class serving for a term of three years.

The provisions in our articles of incorporation are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of EarthWalk. These provisions also are designed to reduce our vulnerability to an unsolicited proposal for a takeover of EarthWalk that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of EarthWalk. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of EarthWalk. They may also have the effect of preventing changes in our management.

Transfer Agent

We do not expect to initially engage the services of a transfer agent and registrar for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Shares Eligible

Subject to the transfer restrictions imposed pursuant to the subscription agreement used to purchase shares in this offering (see "Plan of Distribution"), all of the shares of our common stock sold in the offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by any of our existing "affiliates," as that term is defined in Rule 144 under the Securities Act, which generally includes officers, directors or 10% stockholders. As of the date of this offering circular, 9,612,282 shares of our common stock were outstanding. All of these shares are "restricted securities," as such term is defined in Rule 144 under the Securities Act of 1933, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from registration from such registration, including among others the exemptions provided by Rule 144, 144(k) or 701 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, a person who has owned restricted shares of common stock beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of the then average weekly trading volume or 1% of the total number of outstanding shares of the same class. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. A person who has not been one of our affiliates for at least the three months immediately preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell the shares under Rule 144 without regard to any of the limitations described above pursuant to Rule 144(k).

Rule 701

Rule 701 applies to shares of our common stock outstanding before the effectiveness of a public offering of our securities that were acquired pursuant to our stock plans. If and when we complete a public offering of our shares, these shares may be resold without compliance with Rule 144's one-year holding period:

- By persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144; and
- By affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144.

As of February 1, 2005, options granted under our equity plans to purchase 589,956 shares of our common stock were outstanding, of which 529,956 were fully vested and exercisable. As of February 1, 2005, no options issued under our equity plans have been exercised.

Registration Rights

In connection with the sale of our Series A preferred stock and Series B preferred stock, we granted registration rights to the purchasers. These rights provide that we are obligated to register the shares of such stock under the Securities Act if they have not been registered within six months of an initial public offering of our stock.

PLAN OF DISTRIBUTION

We and the selling shareholders will attempt to sell the shares of common stock offered hereby on a best efforts basis as a direct participation ofering. No commission or other sales fee will be paid on account of any such sales. As nearly practicable as possible, sales will be made on a pro-rata basis as among us and the selling shareholders. The minimum purchase is 1,000 shares, for a total minimum subscription price of $3,000.00.

The shares of common stock will be sold through John Morrison, our Chief Investor Relations Officer. The business address and telephone number of Mr. Morrison is c/o EarthWalk Communications, Inc., 10262 Battleview Parkway, Manassas, Virginia 20109, (703) 393-1940.

We intend to offer the shares of common stock, or raise awareness of the offering of, by means of television, radio and print advertising, as well as by U.S. mail, email, telephone and through our website. Our advertisement and solicitation activities will be directed only in and to those states in which the offering has been qualified for sale under applicable states securities or Blue Sky laws, and will contain disclaimers and/or legends indicating that offers and sales are being made only in such states and not to or in any other state or jurisdiction.

The closing of the sale and purchase of common stock will occur as subscriptions are accepted, from and after the date on which this offering circular is qualified. To submit a purchase order, prospective investors will be required to execute and deliver a subscription agreement in the form attached to this offering circular as Exhibit A, in which, among other things, the prospective investor will certify his, her or its state of residence and will agree to the following transfer restrictions on the shares of common stock purchased in this offering:

- Sales or transfers of the shares will be restricted for a period of time (not to exceed 12 months) specified by the managing underwriter(s) in our first underwritten public offering of shares of our common stock;
- Holders of shares will agree to execute and deliver such other agreements as may be reasonably requested by us and/or the managing underwriter(s) consistent with the foregoing or which are necessary to give effect to the foregoing;
- Prior to our first underwritten public offering of shares of our common stock, no sale or transfer of less than all of the shares purchased pursuant to a subscription agreement will be permitted without the consent of our board of directors;
- The foregoing restrictions will be imprinted on the stock certificate representing the shares; and
- Transferees of the shares will be subject to the same restrictions.

A preliminary offering circular or final offering circular will be furnished to a prospective purchaser at least 48 hours prior to the mailing of the confirmation of sale to that person. A final offering circular will be delivered to the purchaser with the confirmation of sale, unless it has been delivered to that person at an earlier time.

Only residents of those states in which the common stock offered hereby has been qualified for sale under applicable securities or Blue Sky laws may purchase shares in this offering. We are seeking qualification of this offering in the following states: Virginia, Texas, New York, Colorado, Maryland, Georgia, Florida, California, Illinois, Ohio, South Carolina and Connecticut. Subscriptions from prospective investors who are not residents of one of the foregoing states will not be accepted.

Where we and/or our Chief Investor Relations Officer do not qualify for an exemption from the issuer or broker-dealer registration requirements in the states referenced above, we will obtain appropriate registration prior to making offers in such states.

LEGAL MATTERS

Greenberg Traurig, LLP, McLean, Virginia, will provide EarthWalk an opinion relating to the validity of the common stock issued in this offering.

EXPERTS

The financial statements of EarthWalk Communications, Inc. as of December 31, 2003 and 2004 and for each of the two years in the period ended December 31, 2004 included in this offering circular have been so included in reliance on the report of Turner, Jones & Associates, P.L.L.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.

PART F/S

Turner, Jones & Associates, P.L.L.C.

Certified Public Accountants
108 Center Street, North, 2nd Floor
Vienna, Virginia 22180-5712
(703) 242-6500
FAX (703) 242-1600

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
EarthWalk Communications, Inc.
10262 Battleview Parkway
Manassas, VA 20109

We have audited the accompanying balance sheet of EarthWalk Communications, Inc. (a Virginia corporation) as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit

We conducted our audit according to generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the financial position of Earthwalk Communications, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Turner, Jones & Associates PLLC

Vienna, Virginia
January 29, 2005

EarthWalk Communications, Inc.

Balance Sheets

As of December 31, 2004 and 2003

ASSETS

	2004	2003
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,175,351	$ 51,059
Accounts receivable, net of uncollectible accounts	3,134,347	558,151
Due from employees	16,741	3,264
Inventories, net	739,471	547,501
Vendor deposits	341,554	23,085
Notes receivable	21,324	-
Prepaid expenses and other current assets	20,201	35,750
Total current assets	5,448,989	1,218,810
PROPERTY, PLANT AND EQUIPMENT:		
Computer Equipment	336,219	332,219
		83,064
Furniture and fixtures	257,675	247,675
Transportation equipment	462,026	303,752
Total property, plant and equipment	1,055,920	966,710
Less accumulated depreciation	(550,022)	(554,707)
Net property, plant and equipment	505,898	412,003
OTHER ASSETS		
Loan origination fees	41,457	-
Note receivable to officers	328,709	328,709
Accrued interest receivable-officers	15,078	-
Total other assets	385,244	328,709
TOTAL ASSETS	$ 6,340,131	$ 1,959,522

See accompanying notes and accountant's audit report

EarthWalk Communications, Inc.
Balance Sheets
As of December 31, 2004 and 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 3,358,273	$ 2,266,774
Customer deposits	603,882	23,821
Notes payable, current portion	1,346,064	1,119,082
Deferred revenues	174,611	505,984
Income tax payable	28,263	-
Total current liabilities	5,511,093	3,915,661
LONG TERM LIABILITIES:		
Notes payable	633,585	183,273
Contingent note payable	-	200,000
Total long term liabilities	633,585	383,273
Total liabilities	6,144,678	4,298,934
STOCKHOLDERS' EQUITY		
Preferred stock, no par value: 10,000,000 shares aurthorized; 1,000,000 shares issued and outstanding liquidation preference of $3,300,858 and $3,056,350, respectively		
Common stock, no par value, 50,000,000 shares authorized, 9,609,646 and 9,453,646 shares issued and outstanding, respectively	-	-
Additional paid in capital	4,319,759	4,008,334
Accumulated deficit	(4,124,306)	(6,347,746)
Total stockholders' equity	195,453	(2,339,412)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,340,131	$ 1,959,522

See accompanying notes and accountant's audit report

EarthWalk Communications, Inc.

Statements of Operations

For The Years Ended December 31, 2004 and 2003

	2004	2003
Net sales	$ 13,927,801	$ 15,576,054
Cost of sales	8,895,967	10,996,499
Gross margin	5,031,834	4,579,555
Selling, general and administrative expenses	3,226,850	3,158,769
Depreciation	109,412	162,599
Operating income (loss)	1,695,572	1,258,187
Other income and (expenses)		
Interest income	15,698	5,519
Interest expense	(257,682)	(227,335)
Miscellaneous (expense) income	(12,092)	(11,555)
Loss disposal of property & equipment	(63,990)	(45,687)
Income from settlement and restructure of debt	874,197	849,691
Net other income(expenses)	556,131	570,633
Income (Loss) before income taxes	2,251,703	1,828,820
Income taxes	28,263	-
Income (loss) applicable to common sharesholders	$ 2,223,440	$ 1,828,820
Basis income/(loss) per common share	$ 0.235	$ 0.193
Weighted average common shares outstanding	9,465,738	9,453,646
Diluted income/(loss) per common share	$ 0.186	$ 0.159
Fully diluted common shares outstanding	11,982,106	11,520,545

See accompanying notes and accountant's audit report

EarthWalk Communications, Inc.
Statements of Stockholders' Equity
Years ended December 31, 2003 and 2002

	Preferred Stock		Common Stock		Additional Paid In	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance: December 31, 2002	1,000,000	$ -	9,453,646	$ -	3,987,634	(8,176,566)	(41,889,312)
Issuance of common stock warrant					20,700		20,700
Net Income	-		-			1,828,820	1,828,820
Balance: December 31, 2003	1,000,000	$ -	9,453,646	$ -	$ 4,008,334	$ (6,347,746)	$ (2,339,412)
Issuance of common stock for aircraft	-		100,000	-	239,000	-	239,000
Issuance of common stock for debt	-		28,000	-	56,788	-	56,788
Issuance of warrants for debt	-		-	-	12,837	-	12,837
Exercise of warrants	-		28,000				2,800
Net Income	-		-			2,223,440	2,223,440
Balance December 31, 2004	1,000,000	-	9,609,646	-	4,319,759	(4,124,306)	195,453

See accompanying notes and accountant's audit report

EarthWalk Communications, Inc.
Statement of Cash Flows
For The Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 2,223,440	$ 1,828,820
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	109,412	162,599
Loss on disposal of property and equipment	63,990	45,687
Provision for doubtful accounts	(772)	(24,748)
Income from settlement of debt	(874,197)	(849,691)
Interest expense from amortization of discount	60,000	53,137
Issuance of common stock for fees	19,625	20,700
Changes in operating assets and liabilities		
(Increase)/decrease in assets		
Accounts receivables	(2,575,423)	621
Due from employees	(13,477)	15,868
Inventories	(191,970)	222,753
Other current assets	(19,252)	(2,163)
Vendor deposits	(108,994)	
Other assets	(56,535)	29,047
Increase/(decrease) in liabilities:		
Accounts payable and accrued expenses	1,119,762	(1,032,062)
Deferred revenue	(331,373)	23,958
Customer deposits	580,061	-
Net cash flows provided/(used) by operating activities	4,297	494,526
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from disposal of property and equipment	2,000	44,442
Purchases of property and equipment	(261,148)	(11,065)
Note receivable and advances to officers	-	(90,371)
Net cash provided by (used in) investing activities	(259,148)	(56,994)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from notes payable	1,418,376	1,538,789
Principal payments on notes and capital leases	(331,033)	(1,927,796)
Issuance of common stock for assets and debt	289,000	-
Option exercise	2,800	-
Net cash provided by (used in) financing activities	1,379,143	(389,007)

See accompanying notes and accountant's audit report

EarthWalk Communications, Inc.
Statement of Cash Flows (continued)
For The Years Ended December 31, 2004 and 2003

	2004	2003
NET INCREASE (DECREASE) IN CASH	1,124,292	48,525
CASH, BEGINNING OF PERIOD	51,059	2,534
CASH, END OF PERIOD	$ 1,175,351	$ 51,059
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
CASH PAID DURING THE YEAR FOR:		
Interest	$ 197,682	$ 175,198
SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSCATIONS:		
Issuance of common stock for asset purchase	$ 239,000	$ -
Conversion of accounts payable to note payable	$ -	$ 778,789
Issuance of common stock warrants and beneficial conversion options in connection with convertible notes	$ -	$ 20,700
Conversion of advances to notes receivable	$ -	$ -
Issuance of common stock and warrants to satisfy debts	$ 72,425	$ -

See accompanying notes and accountant's audit report

NOTE 1 – ORGANIZATION

Nature of Business:

EarthWalk Communications, Inc. (the "Company"), incorporated in 1996 in the Commonwealth of Virginia, designs, develops, markets, services and supports the Company's education technological products dedicated to improving student performance and teacher effectiveness through its wireless systems and applications for the K-12 market. The Company's flagship product is a wireless integrated mobile system that brings the Internet and computer to the student's desk. The Company currently sells its products and services to over 3,000 school districts nationwide. The Company is actively marketing its product in other international markets such as Jamaica, Egypt, and Puerto Rico for example.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ with those estimates.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

Revenue Recognition:

The Company recognizes revenue when the products are shipped. In instances where the Company ships sample products to potential customers for their evaluation, revenue is recognized on these products when acceptance occurs and the customer commits to purchase the product. The Company sells extended warranty contracts on specific products. Warranty revenue is deferred and recognized on a straight-line basis over the warranty period net of estimated capitalized warranty costs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(continued)

Inventories:

Inventories consist primarily of finished goods and parts and are stated at the lower of cost or market on a first in, first out (FIFO) basis.

Accounts Receivable:

The Corporation grants credit to its customers and uses the allowance method to account for doubtful accounts receivable. Additions are made to the allowance account when doubt arises regarding collectibility of account balances. Allowance for uncollectible accounts as of December 31, 2004 and 2003 was $27,363 and $28,135, respectively.

Property and Equipment:

Property and equipment are stated at cost and are depreciated over the estimated useful lives of assets ranging from five to ten years. Depreciation expense for the years ended December 31, 2004 and 2003 amounted to $109,412 and $162,599 respectively.

Deferred Revenue:

The Company provides a one-year parts and labor warranty for many of its products. The Company sells a three year warranty resulting in deferred warranty revenue of $173,571 and $505,984 as of December 31, 2004 and 2003 respectively. Reserves for warranty costs are reflected as a net against deferred warranty revenues. Vendor product warranties in favor of the Company may be available to recover warranty claims for up to twelve months following sale.

Loan origination fees and discounts:

Loan discounts and related origination fees are amortized over the term of the related loan on a straight-line basis.

Advertising Costs:

The Company expenses the cost of advertising and promotions as incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(continued)

Income Taxes:

The Corporation uses Statement of Financial Standards No. 109 Accounting for Income Taxes (SFAS No. 109) in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences in financial carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which temporary differences are expected to reverse.

Concentration of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist of trade accounts receivable. The Company's customers are primarily public schools in the United States and Puerto Rico. Since the Company's customers are dispersed across many geographic areas and generally are government entities, management believes that the Company's credit risk with respect to these receivables is limited.

Concentration of Credit Risk:

During the years ended December 31, 2004 and 2003, five vendors, accounted for approximately 94% of the Company's inventory purchases.

As of December 31, 2004 and 2003, 96% and 67%, respectively of account receivable were due from one customer.

During 2004 and 2003, one customer accounted for 80% and 67%, respectively of all sales made by the Company.

Stock-Based Compensation:

SFAS No. 123, "Accounting for Stock-Based Compensation," allows companies to account for stock-based compensation using either the provisions of SFAS No. 123 or the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," but requires pro forma disclosure in the notes to the financial statements as if the measurement provisions of SFAS No. 123 has been adopted. The Company accounts for its stock-based employee compensation in accordance with APB No. 25. Stock options and warrants

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(continued)

Stock-Based Compensation:

granted to nonemployees are accounted for using the fair value method in accordance with the SFAS No. 123 and EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

The fair value of each option grant is estimated on the date of grant by the Board of Directors. During the years ending December 31, 2004 and 2003 management recognized no expense associates with option grants as the exercise price was at or below fair market value of the underlying shares.

The effect of applying SFAS No. 123 on a pro forma net income is not necessarily representative of the effects on reported net income for future years due to, among other things, the vesting period of the stock options and the fair value of additional options to be granted in the future years.

Reclassifications:

Certain prior year amounts have been reclassified to conform to the current year presentation.

Impairment of Long-Lived Assets:

The Company reviews the carrying values of its long-lived assets for possible impairment on a periodic basis and whenever events or changes in circumstances indicate that the carrying amount of the assets should be addressed. The Company believes that no permanent impairment in the carrying value of long-lived assets exists for either of the two years ending December 31, 2004 and 2003.

Comprehensive Income:

The Company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income." Comprehensive income as defined includes all changes to equity except that resulting from investments by owners and distribution to owners. The Company has no items of comprehensive income to report.

NOTE 3 – COMPOSITION OF CERTAIN FINANCIAL STATEMENT ASSETS

Accounts receivable consists of the following at December 31, 2004 and 2003:

	2004	2003
Trade	3,161,709	586,286
Less allowance for doubtful accounts	27,363	28,135
	$ 3,134,346	$ 558,151

Inventories consists of the following at December 31, 2004 and 2003:

	2004	2003
Inventories	739,471	1,190,520
Less reserve for obsolete inventories	0	643,019
	$ 739,471	$ 547,501

NOTE 4 – NOTES PAYABLE

Note Payable and Forbearance Agreement:

In January 2002, in connection with the Company's default on the lines of credit, Wachovia Bank filed a series of related legal actions in the Circuit Court of Prince William County, Virginia against the Company, two officers and shareholders and an affiliate of the two officers and shareholders. On January 10, 2002, the Company, two officers and shareholders, the affiliate of the two officers and shareholders and Wachovia Bank entered into a Forbearance Agreement. Pursuant to the Forbearance Agreement, the Company agreed to make initial payments totaling $467,000 and aggregate monthly payments of principal and interest of $100,000. The Forbearance Agreement includes all obligations due to Wachovia Bank and is subject to certain restrictions and financial covenants, including minimum quarterly revenue requirements. In addition to the assets of the Company and personal guarantees of the two officers and shareholders, the Forbearance Agreement includes certain personal assets of the two officers and shareholders as additional collateral. The Forbearance Agreement expired on June 18, 2002. On June 19, 2002, the forbearance period was extended by amendment to the earlier of March 31, 2003 or the occurrence of a default under the Forbearance Agreement. On March 31, 2003, the forbearance period was further extended to the earlier of January 31, 2004 or the occurrence of

NOTE 4 – NOTES PAYABLE-(continued)

default under the Forbearance Agreement. On December 31, 2003, the Company entered into a Release and Settlement Agreement superceding the Forbearance Agreement.

Note Payable and Forbearance Agreement:

The Release and Settlement Agreement (Agreement) with Wachovia Bank, provided for material releases of all parties in exchange for $450,000 cash and a $200,000 deficiency note from the Company's President and CEO. As a result of the settlement, the Company recognized income of $849,691 in 2003. In the agreement the Company agreed to be obligated under a Deficiency Note between Wachovia Bank and the Company's President & CEO. The deficiency note is interest free and has a four-year term expiring on December 31, 2007. Payment of the note is contingent upon the occurrences of a change in control event whereby the Bank will receive twenty percent of any proceeds from the event up to a maximum of $200,000 or the outstanding balance. The Agreement defines a change of control event as the sale of all or substantially all of the assets or stock of the Company, our offering, whether in one or more transactions, or any event which would cause a change in Evan and Margaret McConnell (McConnell) ownership percentage (on a fully diluted basis) in the Company to an amount less than seventy-eight and 55/100 percent (78.55%) of all issued and outstanding common and preferred stock in the Company including, without limitation any repurchases of the Company's treasury stock, any debt convertible into equity, whether or not such conversion has occurred or will occur prior to the maturity date of the Agreement. The McConnell have pledged 8,137,092 shares of common stock they own in the Company as collateral. Subsequent to year end a change of control event took place requiring no payment on the obligation. During 2003, the Company anticipated a change of control event realizing cash and the required payment under the note. As a result, the Company recognized the liability in 2003. During 2004 the Company abandoned its attempt to raise equity capital and removed the liability.

Note Payable and Credit Facilitation Agreement

In September 2002, the Company borrowed $200,000 under a convertible promissory note bearing interest at 12% payable monthly and due December 31, 2003. The Note was secured by 26,667 shares of the Company's common stock and the assignment of specific Accounts Receivable. The Note was immediately convertible into shares of the Company's common stock at a per share price of $3.75. The conversion price is at a discount from the estimated fair value of the Company's common stock on the date the note was issued. In addition, the Company issued

NOTE 4 – NOTES PAYABLE-(continued)

common stock purchase warrants to the note holder for the purchase of 10,000 shares of the Company's common stock at $.05 per share, having as estimated fair value of $37,000. The Company recorded an aggregated debt discount of $90,000 for the fair value of the warrants, and the note holder's beneficial conversion option determined based on the estimated fair value of the Company's stock and the effective conversion rate of the note. The discount related to the beneficial conversion of $53,000 was expensed as additional interest upon issuance of the note. The discount related to the warrants will be recorded as additional interest expense over the term of the note. As of December 31, 2003, the Company recognized additional interest expense of $29,599. Commencing on July 11, 2003, the Company was required to make principal payments of $20,000 per month. During 2003, the Company defaulted on the agreement and the lender claimed the 26,667 of common stock and claims the note is still payable for its full-face amount plus any accrued and unpaid interest. The lender filed suit in the Circuit Court of Arlington, Virginia demanding judgment in the amount of $232,745 plus legal fees and other costs.

During August of 2003, the Company entered into a Credit Facilitation Agreement (CFA) with the same lender. Under the terms of the CFA the lender provided a $500,000 standby letter of credit to a vendor to ensure the delivery of inventory. As consideration, the Company issued 18,000 warrants to purchase shares of the Company's common stock at ten cents ($0.10) per share, agreed to reimburse all fees, costs and interest on any draws at twelve percent (12%) per anum and pay a fee of $25,000. Subsequent to year end the vendor drew on the letter of credit in the amount of $494,448. The Company defaulted at the repayment terms of the CFA and the lender filed suit in the Circuit Court, County of Arlington, Virginia for $553,692 plus legal fees and other costs.

On November 11, 2004 the Company reached a settlement with the lender of all claims including its' Credit Facilitation Agreement, by providing a confessed judgment promissory note, partial payment on the obligation and the cashless exercise of 28,000 warrants to purchase common stock at $.10 per share. The note is payable in installments through March 31, 2005.

Notes Payable:

In September 2002, the Company borrowed $50,000 under a convertible promissory note bearing interest at 10% payable monthly and due November 30, 2002. To secure the Note 13,334 shares, adjusted for split, were pledged of the Company's common stock and the assignment of specific

NOTE 4 – NOTES PAYABLE-(continued)

Accounts Receivable. The note is immediately convertible into shares of the Company's common stock at a per share price of $3.75. The conversion price is at a discount from the estimated fair value of the Company's common stock on the date the note was issued. The Company recorded additional interest expense of $4,000 in connection with the note holder's beneficial conversion option to convert at a discount from estimated fair value. The Company defaulted on repayment of the note on November 30, 2002. In accordance with the terms of the note, the Company issued 13,334 shares of its common stock to the Note holder, which represented additional interest expense of $54,003 upon issuance of these shares. The note was subsequently repaid, together with accrued interest during 2003.

On December 31, 2003 the Company borrowed an aggregate of $500,000 from two former employees on an unsecured basis. The loan provides for a $60,000 discount in lieu of interest payable upon maturity. The loan matured on March 31, 2004 and required interest upon default of 15% per anum. During 2004, the Company borrowed an additional $50,000 from the former employees due on or before February 27, 2004. The Company made payments totaling $140,000 but defaulted on the loans and the lenders filed suit. On December 20, 2004, the Company entered into a Settlement Agreement and Confessed Judgment Promissory Note calling for a payment of $100,000 on or before December 31, 2004 and eleven (11) monthly payments of approximately $36,500 beginning January 31, 2005.

On December 31, 2004 the Company received an SBA Loan in the amount of $750,000 payable in 60 monthly installments of $14,326 inclusive of variable interest starting at 5.5% per annum. All Company assets and personal guaranty of the CEO and COO secure the note.

NOTE 4 – NOTE PAYABLE-(continued)

Note Payable:	2004	2003
Confessed judgment promissory note in the original amount of $775,000. Due November 30, 2004 and $350,000 on January 15 and March 31, 2005 loan is interest free with a default rate of 18% per annum. Loan is secured be CEO and COO's personal guaranty and all shares they own of the Company's common stock and personal conditional guaranty of payment.	7000,000	0
Note payable at 12%, collateralized by 26,667 shares of the Company's common stock and specific accounts receivable, interest monthly through December 31, 2003, then monthly principal payments of $20,000 plus accrued interest commencing on July 11, 2003. Restructured into above settlement amount.	0	200,000
Confessed judgment promissory note to vendor, interest at 0% per annum, matures January 5, 2005.	0	525,168
Vehicle notes, ranging from 8.9% to 12.99%, collateralized by the vehicle, payable in equal aggregate monthly installments of principal and interest, maturing at various dates in 2004 through 2006.	39,649	77,187
Confessed judgment promissory in the original amount of $490,000, interest free. 6% per annum default rate. One payment of $100,000 and monthly payments of $36,500.	490,000	0
Note payable to employee of the Company, plus 12% discount in lieu of interest, matures March 31, 2004, default interest at 12% per annum. Restructured into above settlement amount.	0	500,000
Note payable secured by all Company assets and personal guaranty of the CEO and COO. Payable in 60 monthly installments inclusive of variable interest starting at 5.5% per annum.	750,000	0
	1,1979,649	1,302,355
Less current portion	1,346,064	1,119,082
	$ 633,585	$ 183,273

NOTE 4 – NOTES PAYABLE-(continued)

Aggregate maturities for long-term debt are as follows:

	2004	2003
Year ending December 31, 2004	-	1,119,082
2005	1,346,064	177,133
2006	147,058	6,140
2007	148,867	200,000
2008	170,763	-
2009	166,897	-
	1,979,649	1,502,355

NOTE 5 – LEASES

Lease Commitments:

The Company leases its office facilities and software under various operating and capital leases. All capital leases were paid prior to December 31, 2003. Remaining lease terms range from less than one year to two years with a two-year option on the facility.

Minimum annual rental and lease commitments for leases are as follows:

Year ended December 31,

	2004	2003
2004	0	188,640
2005	193,352	50,728
2006	195,380	4,927
2007	144,694	-
2008	122,519	-
2009	126,194	-
Thereafter	-	-
Total minimum lease payments	782,141	$ 244,295

NOTE 5 – LEASES- (continued)

Lease Commitments:

Rent expense for the years ended December 31, 2004 and 2003 was approximately $179,713 and $222,096, respectively.

Equipment Lessor:

The Company is the lessor of computer equipment under an operating lease agreement expiring in 2005. Minimum future rental payments to be received under the operating lease agreement as of December 31, 2003 are $0 and $24,700, respectively.

NOTE 6 – COMMITMENTS AND CONTIGENCIES

Contingent Note Payable:

On December 31, 2003 the Company entered into a Release and Settlement Agreement (Agreement) with Wachovia Bank, providing for material releases of all parties in exchange for $450,000 cash and a $200,000 deficiency note from the Company's President and CEO. As a result of the settlement, the Company recognized income of $849,691. In the agreement the Company agreed to be obligated under a Deficiency Note between Wachovia Bank and the Company's President & CEO. The deficiency note is interest free and has a four year term expiring on December 31, 2007. Payment of the note is contingent upon the occurrences of a change in control event whereby the Bank will receive twenty percent of any proceeds from the event up to a maximum of $200,000 or the outstanding balance. The Agreement defines a change of control event as the sale of all or substantially all of the assets or stock of the Company, our offering, whether in one or more transactions, or any event which would cause a change in Evan and Margaret McConnell (McConnell) ownership percentage (on a fully diluted basis) in the Company to an amount less than seventy-eight and 55/100 percent (78.55%) of all issued and outstanding common and preferred stock in the Company including, without limitation any repurchases of the Company's treasury stock, any debt convertible into equity, whether or not such conversion has occurred or will occur prior to the maturity date of the Agreement. The McConnell's have pledged 8,137,092 shares of common stock they own in the Company as collateral. Subsequent to year end a change of control event took place requiring no payment on

NOTE 6 – COMMITMENTS AND CONTIGENCIES- (continued)

Contingent Note Payable:

the obligation. During 2003, the Company anticipated a change of control event realizing cash and the required payment under the note. As a result, the Company recognized the liability in 2003. During 2004 the Company abandoned its efforts to raise equity capital and removed the contingent liability.

Purchase Option and Assignment

The Company has granted the option to its CEO to purchase its' aircraft in exchange for 100,000 shares of the Company's Common Stock. Should the CEO exercise the option to purchase, he will become obligated under the original acquisition Aircraft Purchase Agreement's repurchase and redemption obligation.

Repurchase/Redemption Rights:

As consideration in the acquisition of the Company aircraft, the Company issued one hundred thousand (100,000) shares of its' common stock valued at $239,000. Pursuant to the Aircraft Purchase Agreement the Seller has the right to put the shares back to the Company provided that prior to the third anniversary of the Delivery Date (the Measurement Date) (i) the Seller has held and has not sold any of the Securities, (ii) the Lock-Up has expired and (iii) the aggregate Market Value of the Securities has not exceeded $200,000.00 (Two Hundred Thousand Dollars) as of any date after the expiration of "Lock-up" then the Company shall have the option, exercisable within five (5) Business Days after the Measurement Date, to require the Company to repurchase the Securities for the "Repurchase Consideration" (as defined below) (the "Put Option");

If the Seller provides the Company written notice of its exercise of the Put Option within five (5) Business days after the Measurement Date, then the Company shall provide the Seller written notice of its election with respect to the form of the Repurchase Consideration within five (5) Business Days after receipt of the Seller's notice. The closing of the Company's repurchase of the Securities shall be held at a mutually acceptable place and on a mutually acceptable date no later than thirty (30) days after the Seller's exercise of the Put Option. At such closing (i) the Seller shall transfer to the Company and/or its assigns, duly endorsed (or accompanied by duly executed stock powers), all of the Securities, free and clear of all Liens, (ii) the Company shall pay the purchase price by (A) wire transfer of immediately available funds, if the Company has elected to pay the Repurchase Consideration in cash, or (B) by transferring to the Seller title to

NOTE 6 – COMMITMENTS AND CONTIGENCIES- (continued)

Repurchase/Redemption Rights:

the Aircraft, free and clear of all Liens of any kind whatsoever and in the same or improved condition when received from Seller, if the Company has elected to pay the Repurchase Consideration by transferring to the Seller, and (iii) the parties shall execute and deliver to each other all other all other documents that may be reasonably necessary or advisable to effectuate such transactions;

Notwithstanding anything to the contrary, the Put Option shall terminate and be of no further force and effect if prior to the Measurement Date (i) the Company effects an initial public offering of its securities, (ii) any Lock-Up entered into by the Seller in respect to such public offering has expired, and (iii) at any time after the expiration of such Lock-Up (or if none was entered into by the Seller, at any time after such initial public offering), the aggregate Market Value of the Securities exceeds $200,000.00 (Two Hundred Thousand Dollars).

NOTE 7 – STOCKHOLDERS' EQUITY

Stock Split:

On May 2, 2003 the Board of Directors of the Company authorized a two-for-one stock split of the Company's preferred and common stock. As a result of the splits, an additional 500,000 preferred shares and 4,726,823 common shares were issued. All references in the accompanying financial statements to the number of preferred and common shares and per share amounts have been restated to reflect the stock split.

Preferred Stock:

Preferred shares outstanding, adjusted for split, are as follows:

	Shares	
	2004	2003
Series A Convertible Preferred Stock	500,000	500,000
Series B Convertible Preferred Stock	500,000	500,000
	1,000,000	1,000,000

Each share of Series A preferred stock is, at the option of the shareholder, initially convertible at $2.50 per share into shares of the Company's common stock. Each share of Series B preferred stock is, at the option of the shareholder, initially convertible at $2.50 per share into shares of the

NOTE 7 – STOCKHOLDERS' EQUITY-(continued)

Preferred Stock:

Company's common stock. In the event of any voluntary or involuntary dissolutions, liquidations or winding up of the Company, the holders of the Series A and B preferred stock then issued and outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its shareholders, whether from capital, surplus or earnings, before any payment shall be made to the holders of shares of common stock or any other class of stock of the Company ranking junior to the Series A and B preferred stock a liquidation preference equal to the greater of (a) the original purchase price plus 8% per year or (b) the amount that would be paid upon such dissolution, liquidation or winding up if such shares had previously been converted into shares of common stock. Series A and B liquidation preference at December 31, 2004 and 2003 are $3,300,858 and $3,056,350, respectively.

The rights of the shareholders under the Series B preferred stock designation are similar to those under the Series A preferred stock designation. The holders of preferred stock receive dividends on a discretionary basis as declared by the Board of Directors of the Company. To date, there have been no dividends declared on any of the preferred stock.

Common Stock:

On March 29, 2004 a warrant holder exercised, on a cashless basis, warrants to purchase 28,000 shares at $.10 per share as part of a settlement of the defaults on a promissory note and Credit Facilitation Agreement.

On July 21, 2004 the Company issued 28,000 shares of common stock in payment of a $50,000 promissory note and accrued interest of $6,788.

On October 28, 2004 the Company issued 100,000 shares of common stock for the acquisition of an aircraft valued at $239,000.

The Company calculates its earnings per share pursuant to Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128"). Under SFAS No. 128, basic earnings per share are computed by dividing reported earnings available to common stockholders by weighted average shares outstanding. Diluted earnings per share reflects the potential dilution

NOTE 7 – STOCKHOLDERS' EQUITY

Common Stock:

assuming the issuance of common shares for all potential dilutive common shares outstanding during the period. The Company had 2,516,368 and 2,250,791 potentially dilutive common shares outstanding as of December 31, 2004 and 2003.

NOTE 8 – INCOME TAXES

At December 31, 2004, the Company has a net operating loss carry forward of approximately $4,087,232 million for income tax purposes that expires in various years through 2024, which may be used to reduce future income tax expense and tax liabilities. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities at December 31, 2004 and 2003 are as follows:

	2004	2003
Net operating loss carry forwards	$2,251,703	$1,828,820
Tax over book depreciation	(96,666)	-
Allowance for doubtful accounts	-	(24,748)
Deferred income	(307,415)	23,958
Write down of prior inventory reserves for tax	-	(488,749)
	1,847,622	1,339,281
Less utilization of net operating loss carryover	(1,847,622)	(1,339,281)
	$ 0	$ 0

As a result of the Company's history of recurring losses, a valuation allowance equal to the calculated net deferred tax asset has been recorded at December 31, 2004 and 2003. Income tax expense consists of taxes currently due.

NOTE 9 – RELATED PARTY TRANSACTIONS

During 1999, the Company made advances to two shareholders and officers totaling $97,413, which was converted to a promissory note, bearing interest at 5.43% and maturing in August 2002. During 2003 and 2002, the Company accrued interest income of $5,519 and $4,815

NOTE 9 – RELATED PARTY TRANSACTIONS-(continued)

respectively. At December 31, 2002, principal and accrued interest on the original note totaling $116,347, remained payable to the Company.

In January 2001, the Company executed a guaranty agreement with respect to the obligation of Peak Trading LLC, an affiliate of two shareholders and officers, to Wachovia Bank in the amount of $200,000. During 2003 the Company paid $65,835 on the guarantee. As of December 31, 2004 the amount remains payable to the Company and is included in, notes receivable officers.

During 2003 and 2002, the Company made unsecured advances to the two principal shareholders and officers of the Company totaling $91,863 and $13,072 respectively. The advances were non-interest bearing nor evidenced by a promissory note. On December 31, 2003, all advances, promissory notes and accrued interest were structured into a promissory note maturing December 31, 2010. The terms of the promissory note call for interest at 5.43% per anum. On August 25, 2004, the interest rate on the loan was reduced to 2.9% per annum.

The Company has granted the option to its CEO to purchase its' aircraft in exchange for 100,000 shares of the Company's Common Stock. Should the CEO exercise the option to purchase, he will become obligated under Aircraft Purchase Agreement's repurchase and redemption obligation.

NOTE 10 – OPTIONS AND WARRANTS

The Company grants preferred and common stock warrants for various business purposes to employees, members of the Board of Directors and non-employees. These warrants provide the holders the right to purchase shares of the Company's common stock at exercise prices ranging from $0.05 to $3.75 per share. The life of the warrants extend for up to 10 years from the date of grant. During 2004 and 2003 18,000 and 18,000 warrants, respectively, were granted. During 2004 and 2003 no warrants were cancelled or forfeited.

On March 8, 2004, the Company borrowed $14,092 from its former chief financial officer. The loan is evidenced by a confessed judgment promissory note secured by various receivables. The Company entered into a special power of attorney granting the officer the right to assign over checks from the specific receivables. The note calls for a fee of $300 per month payable monthly in lieu of interest. The Company has repaid the note in full.

NOTE 10 – OPTIONS AND WARRANTS- (continued)

In August of 2003, the Company issued 18,000 warrants to purchase common stock, at $0.10 per share, as partial consideration under the Credit Facilitation Agreement. As a result the Company recognized a fee expense of $20,700.

During 2002, the Company adopted the 2002 Performance Incentive Plan (the "Plan") under which it may grant options to purchase shares of the Company's common stock or award of Company common stock. Under the Plan, the Company has reserved a total of 600,000 shares of authorized, but unissued shares of common stock. Options under the Plan may be granted to employees and/or other parties who render services to the Company. The exercise price per share of common stock shall be determined by the Board of Directors, but shall not be less than the fair market value, as determined by the Board of Directors, at the date of the grant of the option. The Plan shall continue in effect until terminated by the Board of Directors. Options were granted under the plan during 2004 and 2003 of 323,244 and 0 respectively. During 2004 and 2003, options under the Plan of 27,000 and 41,404, respectively, were cancelled or forfeited. In addition, the plan also provides for the grant of up to 50,000 shares of restricted common stock to any participant in any given calendar year, not to exceed 500,000.

Transactions in preferred and common stock options and warrants, adjusted for split, are summarized as follows:

	Number of shares	Per share Exercise prices
Option and warrants outstanding at		
December 31, 2002	1,247,636	0.05-3.75
Granted	18,000	.10
Exercised	-	-
Forfeited/cancelled	(41,404)	3.75
Option and warrants outstanding at		
December 31, 2003	1,224,232	0.05 – 3.75
Granted	347,244	1.25-2.50
Exercised	(28,000)	.10
Forfeited/cancelled	(27,000)	2.50
Option and warrants outstanding at		
December 31, 2004	1,516,476	$ 0.05 – 3.75

NOTE 10 – OPTIONS AND WARRANTS- (continued)

As of December 31, 2004, options outstanding have a weighted average contractual life of five years and a weighted average exercise price of $2.50 per share.

NOTE 11 – EMPLOYEE BENEFIT PLAN

The Company sponsored a plan to provide retirement benefits under the provisions of Section 401(k) of the Internal Revenue Code (the "401(k) Plan") for all employees who attain the age of twenty-one. Company contributions may range from 0% to 100% of employees contributions, up to a maximum 6% of eligible employee compensation, as defined. Employees may elect to contribute up to 20% of their eligible compensation on a pretax basis. Benefits under the 401(k) Plan are limited to the assets of the 401(k) Plan. During the year ended December 31, 2003, the Company made no contributions to the 401(k) plan. During 2003, the Company suspended the 401(k) Plan.

NOTE 12 – VENDOR SETTLEMENT AGREEMENTS

In April 2003, the Company entered into a settlement agreement with one of its suppliers and executed a confessed judgment promissory note in the amount of $778,790. Under the terms of the note agreement, payments are to be made without interest at a rate of $30,000 per month for the first 19 months, and $20,000 in the 20th and last month. If all the terms and conditions of the agreement are met the balance will be cancelled. As of December 31, 2004, the Company met all terms and conditions of the agreement recognizing settlement income of $188,790.

In February 2003, the Company entered into a settlement agreement over disputed claims with a supplier, whereby it agreed to pay $400,000. The payments are to be made without interest in installments of $30,000 per month beginning on April 15, 2003 until November 15, 2003 and installments of $40,000 per month are to be paid from December 15, 2003 until March 15, 2004. The Company is in default of the terms of the agreement.

NOTE 13 – SUBSEQUENT EVENTS (UNAUDITED)

There were no material subsequent events.

EARTHWALK COMMUNICATIONS, INC.
REGULATION A

SUBSCRIPTION AGREEMENT

SECTION 1

1.1 Offering. EarthWalk Communications, Inc., a Virginia corporation (the "**Company**"), and the selling shareholders ("**Selling Shareholders**") identified in the Offering Circular of the Company dated __________, 2005 (the "**Offering Circular**), are offering (the "**Offering**"), and may sell, to the undersigned ("**Subscriber**"), pursuant to the Offering Circular and without registration under the United States Securities Act of 1933, as amended (the "**1933 Act**"), up to 1,333,333 shares of common stock, no par value, of the Company ("**Common Stock**"), and 333,333 shares of Common Stock, respectively, on the terms and subject to the conditions specified in this Subscription Agreement (this "**Agreement**") and the Offering Circular, which the Subscriber has carefully reviewed. The shares of Common Stock offered pursuant to the Offering Circular are sometimes collectively referred to herein as the "**Shares**," and each referred to as a "**Share**." This Offering is being made only in the following states:

- California
- Colorado
- Connecticut
- Florida
- Georgia
- Illinois
- Maryland
- New York
- Ohio
- South Carolina
- Texas
- Virginia

1.2 Subscription.

(a) Payment of Purchase Price. The Subscriber hereby subscribes for and agrees to purchase ______________ Shares for a total purchase price (the "**Purchase Price**") of $_____________ (equal to $3.00 per Share subscribed), paid concurrently herewith by check payable to the order of "EarthWalk Communications, Inc." The risk of delivery of the Purchase Price shall be borne by the Subscriber and not the Company or the Selling Shareholders.

(b) Subscription Agreement. This Agreement along with two (2) executed counterparts of the Subscriber Signature Page attached to this Agreement must be delivered to:

John Morrison
Chief Investor Relations Officer
EarthWalk Communications, Inc.
10262 Battleview Parkway
Manassas, Virginia 20109
(703) 393-1940, ext. 233

The risk of delivery of this Subscription Agreement and Subscriber Signature Pages shall be borne by the Subscriber and not the Company or the Selling Shareholders.

SECTION 2

2.1 Acceptance or Rejection.

(a) The Company and the Selling Shareholders shall accept or reject, in whole or in part, this subscription for such reasons as each may determine in its sole discretion. The Company shall give notice of the acceptance of this subscription (if any) by sending the Subscriber an executed copy of the Subscription Acceptance along with a copy of this Agreement.

(b) If the Company and the Selling Shareholders reject this subscription, or if the sale of the Shares are not consummated for any reason (in which case this subscription shall be deemed rejected), the Subscriber's payment of the Purchase Price will be returned without deduction and without interest, and this Agreement shall thereupon be terminated and shall thereafter be of no force or effect.

2.2 Delivery of Shares. As promptly as shall be reasonably practicable after the acceptance by the Company of this Agreement and the within subscription, in whole or in part, and a final closing (or an interim closing) ("**Closing**") with respect to the sale of the Shares, a certificate representing the number of Shares subscribed by the Subscriber and accepted by the Company and the Selling Shareholders shall be issued by the Company and transferred by the Selling Shareholders, as applicable, and delivered to the Subscriber.

SECTION 3

3.1 Subscriber Representations and Warranties. The Subscriber hereby acknowledges, represents, and warrants to and agrees with the Company and the Selling Shareholders that the following is true, accurate and complete as of the date hereof and will be true, accurate and complete as of the date of Closing with respect to the Shares subscribed in this Agreement:

(a) Subscriber is a resident of _____________ (state or commonwealth within the United States).[1]

(b) If the Subscriber is a corporation, partnership, trust, or other entity, it is authorized and qualified to make an investment in the Shares, and the person signing this Agreement on behalf of such entity has been duly authorized by such entity to do so.

(c) The Social Security number or taxpayer identification number of the Subscriber is as set forth on the Subscriber Signature Page to this Agreement.

(d) The foregoing acknowledgments, representations, warranties, and agreements shall survive the acceptance of this subscription and the issuance of any Shares.

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[1] If the state or commonwealth indicated is not one those listed in Section 1.1, the within subscription will not be accepted.

3.2 No Waiver. The representations and warranties in Section 3.1 do not constitute a waiver of any right of action the Subscriber may have against the Company under the federal securities laws.

SECTION 4

4.1 Restrictions on Transferability.

(a) Restrictions on Transfer. A Holder (as defined below) shall not Transfer (as defined below) any Shares except in compliance with the terms and conditions of this Agreement. Any Transfer or attempted Transfer of Shares that does not comply with this Agreement shall be null and void ab initio.

(b) Transfer of All Shares. Prior to the completion of an IPO (as defined below), a Holder of Shares shall not Transfer less than all of such Shares without the prior written consent of the Company's board of directors.

(c) Market Stand-By. Holder hereby agrees that he shall not Transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale, Shares for a period of time (not to exceed 12 months, "**Lock-Up Period**") specified by the managing underwriter(s) in an IPO following the effective date of a registration statement of the Company filed under the Securities Act of 1933, as amended, with respect to the IPO. Holder agrees to execute and deliver such other agreements as may be reasonably requested by the Company and/or the managing underwriter(s) which are consistent with the foregoing or which are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Shares until the end of such period.

(d) Agreement to be Bound. As a condition to the effectiveness of the Transfer of any Shares, the proposed Transferee of such Shares shall be required to duly execute in writing an acknowledgment of the restrictions and obligations set forth in this Section 4 and agreement to be bound by the same, and provide information reasonably requested by the Company regarding the ownership of the Shares and the mailing address of the proposed Transferee.

4.2 Legends.

(a) Subscription Agreement and Other Legend. Each of the certificates for Shares shall be stamped or otherwise imprinted with a legend in substantially the following form (in addition to any legend required under applicable state securities laws or required hereby):

> THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS RESTRICTED UNDER THE TERMS OF A SUBSCRIPTION AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE CORPORATION. UPON WRITTEN REQUEST

OF ANY SHAREHOLDER OF THE CORPORATION, THE CORPORATION SHALL FURNISH A COPY OF SUCH AGREEMENT WITHOUT CHARGE.

THE CORPORATION WILL FURNISH WITHOUT CHARGE TO EACH SHAREHOLDER WHO SO REQUESTS, A STATEMENT OF THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL, OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF AND THE QUALIFICATIONS, LIMITATIONS, OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS.

(b) Company Affiliate. Each of the certificates for Shares to be issued to any Affiliate (as defined below) shall be stamped or otherwise imprinted with a legend in substantially the following form (in addition to any legend required under applicable state securities laws or required hereby):

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE HELD BY A PERSON WHO MAY BE DEEMED TO BE AN AFFILIATE OF THE CORPORATION FOR PURPOSES OF RULE 144 PROMULGATED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

4.3 Transfer Agent Instructions. The transfer agent of the shares of Common Stock (who may be the Company) may be instructed not to effect any Transfer of Shares without the written consent of the Company as to compliance with the restrictions set forth in this Section 4.

4.4 Certain Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings set forth below:

"**Affiliate**" means, with respect to any Person, (i) any other Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with such Person and (ii) any Person directly or indirectly owning or controlling 10% or more of the outstanding voting securities of such Person.

"**Holder**" means any owner or holder of the Shares purchased pursuant to the Agreement, whether the Subscriber or a Transferee.

"**IPO**" means the initial offer and sale of shares of the Company's Common Stock pursuant to a registration statement filed and made effective pursuant to the Securities Act of 1933, as amended (other than a registration statement on Form S-4 or S-8 or filed in connection with an exchange offer or an offering of securities solely to the Company's existing stockholders), which shall be a firm commitment public offering of the Company's Common Stock by any underwriter.

"**Person**" means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

"**Transfer**" means any sale, assignment, gift, bequest, donation, pledge, grant of a security interest in, encumbrance, or other transfer or disposition of Shares, including any transfer by operation of law.

"**Transferee**" means any Person who acquires Shares in a Transfer.

4.5 Termination. The restrictions set forth in this Section 4 shall terminate upon the expiration of the Lock-Up Period.

SECTION 5

5.1 Modification. Neither this Agreement nor any provision hereof shall be waived, modified, changed, discharged, or terminated except by an instrument in writing signed by the party against whom any waiver, modification, change, discharge, or termination is sought.

5.2 Notices. Any notice, demand, or other communication required or permitted to be given hereunder shall be in writing and sent by (i) certified or registered mail, postage prepaid and return receipt requested, (ii) reputable overnight courier or (iii) delivered personally to the receiving party to the attention of and at the addresses as referenced below, or as updated from time to time in writing to the other party in accordance with this Section. All notices shall be deemed received (1) in the case of certified or registered mail, 3 days after deposit in the mail, (2) in the case of reputable overnight courier, when delivered or first refused, or (3) in the case of personal delivery, when received.

If to the Company:

EarthWalk Communications, Inc.
10262 Battlefield Drive
Manassas, Virginia 20109
Attention: President

With a copy to:

Greenberg Traurig LLP
1750 Tysons Boulevard
Suite 1200
McLean, Virginia 22102
Attention: Jeffrey R. Houle, Esq.

and, if to the Subscriber, to the address given on the signature page of this Agreement.

5.3 Counterparts. This Agreement may be executed in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all parties, notwithstanding that all parties are not signatories to the same counterpart.

5.4 Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, personal representatives, successors, and permitted assigns. If the Subscriber is more than one person, the obligation of the Subscriber shall be joint and several, and the agreements, representations, warranties, and acknowledgments herein contained shall be deemed to be made by and be binding upon each such person and his heirs, executors, administrators, personal representatives, and successors. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.5 Gender. Wherever the context shall allow, all pronouns stated in this Agreement in any gender shall include all other genders.

5.6 Entire Agreement. This Agreement and the documents referenced herein contain the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations, discussions, whether written or oral, of the parties hereto, and there are no representations, covenants, or other agreements except as stated or referred to herein.

5.7 Assignability. The Subscriber acknowledges that it may not assign any of its rights to or interest in or under this Agreement without the prior written consent of the Company.

5.8 Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia (without giving effect to conflict-of-laws principles).

5.9 Severability. In the event that any of the provisions of this Agreement shall be held by a court of law or other tribunal of competent jurisdiction to be illegal, invalid or unenforceable, the remaining provisions shall remain in full force and effect, and to this end the provisions of this Agreement are declared to be severable.

5.10 Captions. Captions are inserted for convenience only, are not a part of this Agreement, and shall not be used in the interpretation of this Agreement.

5.11 Survival. The terms, conditions and warranties contained in the Agreement that either by their express provision or by their sense and context are intended to survive the performance hereof by the parties hereunder shall so survive the completion of the performance, expiration, cancellation or termination of this Agreement.

5.12 Construction. This Agreement shall be construed without regard to any presumption or other rule requiring construction against the party or parties that drafted this Agreement or caused it to be drafted.

[SIGNATURE PAGES FOLLOW]

SUBSCRIBER SIGNATURE PAGE

IN WITNESS WHEREOF, the Subscriber has executed this Subscription Agreement as of this ___ day of _________________ 2005.

Number of Shares: __________________

Total Purchase Price
($3.00 x number of Shares): __________________

If a legal entity:

Entity Name:__________________________ Tax ID No: _________________

By:_________________________________

Name:_______________________________

Title:_______________________________

If an individual:

_________________________________ Social Security No: _________________
Subscriber's Signature

____
Printed Name of Subscriber

_________________________________ Social Security No: _________________
Co-Subscriber's Signature, if any

____
Printed Name of Co-Subscriber

If more than one individual is purchasing, please check the applicable box:

- ☐ Joint tenants, with right of survivorship
- ☐ Tenants by the entirety
- ☐ Tenants in common

Mailing Address of Subscriber(s) (please print or type):

Street Address: ______________________________

City, State, Zip Code: ______________________________

Telephone Number: ______________________________

Facsimile Number: ______________________________

SUBSCRIPTION ACCEPTANCE

COMPANY:

The foregoing subscription of __________________________ is accepted on the ____ day of _____________, 2005 with respect to ____________ Shares.

EARTHWALK COMMUNICATIONS, INC.

By:__________________________________

Name:________________________________

Title:_________________________________

SELLING SHAREHOLDERS:

The foregoing subscription of __________________________ is accepted on the ____ day of _____________, 2005 with respect to ____________ Shares.

____
Evan T. McConnell

The foregoing subscription of __________________________ is accepted on the ____ day of _____________, 2005 with respect to ____________ Shares.

____
Margaret A. McConnell

You should rely only on the information contained in this offering circular. We have not authorized anyone to provide information different from that contained in this offering circular. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this offering circular is accurate only as of the date of this offering circular, regardless of the time of delivery of this offering circular or of any sale of our common stock.

[EARTHWALK LOGO]

EarthWalk Communications, Inc..

1,666,666 Shares of Common Stock

Offering Circular

, 2005

PART III
EXHIBITS

No.	Description
2.1	Amended and Restated Articles of Incorporation (1)
2.2	Bylaws
3.1	Form of Common Stock Certificate
3.2	Form of Series A Preferred Stock Certificate
3.3	Form of Series B Preferred Stock Certificate
4.1	Form of Subscription Agreement (2)
6.1	2002 Performance Incentive Plan
6.2	1999 Equity Incentive Plan
6.3	Series A Preferred Stock Purchase Agreement dated February 16, 2000
6.4	First Amendment to Series A Preferred Stock Purchase Agreement entered into as of March 6, 2000
10.1	Consent of Counsel (3)
10.2	Consent of Certified Public Accountant
11.1	Form of Opinion of Counsel (4)
12.1	Sales Material (4)

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(1) The Amended and Restated Articles of Incorporation do not include a proposed amendment intended to be filed with the Virginia State Corporation Commission ("SCC") on or about the filing date of the Form 1-A. We will add the amendment accepted by the SCC by amendment to the Form 1-A.

(2) Included as Exhibit A to the offering circular.

(3) Included in Exhibit 11.1.

(4) To be filed by amendment.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manassas, Commonwealth of Virginia, on March 11, 2005.

EARTHWALK CORP.

By: ______________________
Evan T. McConnell
Chairman and Chief Executive Officer
(principal executive officer)

POWER OF ATTORNEY

We, the undersigned officers and directors of EarthWalk Corp., hereby severally constitute and appoint Evan T. McConnell and Robert Hoy and each of them (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution, for us and in our stead, in any and all capacities, to sign any and all amendments to this offering statement and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all the said attorneys-in-fact and agents, or any of them, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Evan T. McConnell	Director, Chairman and Chief Executive Officer (principal executive officer)	March 11, 2005
Margaret A. McConnell	Director, President and Chief Operating Officer	March 11, 2005
Robert Hoy	Chief Financial Officer (principal financial and accounting officer)	March 11, 2005
Robert W. Kasten, Jr.	Director	March 11, 2005
Ronald Gatewood	Director	March 11, 2005

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manassas, Commonwealth of Virginia, on March 11, 2005.

EARTHWALK CORP.

By: ______________________
Evan T. McConnell
Chairman and Chief Executive Officer
(principal executive officer)

POWER OF ATTORNEY

We, the undersigned officers and directors of EarthWalk Corp., hereby severally constitute and appoint Evan T. McConnell and Robert Hoy and each of them (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution, for us and in our stead, in any and all capacities, to sign any and all amendments to this offering statement and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting to said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all the said attorneys-in-fact and agents, or any of them, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

______________________ Evan T. McConnell	Director, Chairman and Chief Executive Officer (principal executive officer)	March 11, 2005
______________________ Margaret A. McConnell	Director, President and Chief Operating Officer	March 11, 2005
______________________ Robert Hoy	Chief Financial Officer (principal financial and accounting officer)	March 11, 2005
______________________ Robert W. Kasten, Jr.	Director	March 11, 2005
______________________ Ronald Gatewood	Director	March 11, 2005

EXHIBIT INDEX

No.	Description
2.1	Amended and Restated Articles of Incorporation (1)
2.2	Bylaws
3.1	Form of Common Stock Certificate
3.2	Form of Series A Preferred Stock Certificate
3.3	Form of Series B Preferred Stock Certificate
4.1	Form of Subscription Agreement (2)
6.1	2002 Performance Incentive Plan
6.2	1999 Equity Incentive Plan
6.3	Series A Preferred Stock Purchase Agreement dated February 16, 2000
6.4	First Amendment to Series A Preferred Stock Purchase Agreement entered into as of March 6, 2000
10.1	Consent of Counsel (3)
10.2	Consent of Certified Public Accountant
11.1	Form of Opinion of Counsel (4)
12.1	Sales Material (4)

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(1) The Amended and Restated Articles of Incorporation do not include a proposed amendment intended to be filed with the Virginia State Corporation Commission ("SCC") on or about the filing date of the Form 1-A. We will add the amendment accepted by the SCC by amendment to the Form 1-A.
(2) Included as Exhibit A to the offering circular.
(3) Included in Exhibit 11.1.
(4) To be filed by amendment.

TCO-FS1\227426v08\53386.010100

ARTICLES OF AMENDMENT AND RESTATEMENT OF THE ARTICLES OF INCORPORATION OF EARTHWALK COMMUNICATIONS, INC.

1. The name of the corporation is EarthWalk Communications, Inc (the "Corporation").

2. The Articles of Incorporation of the Corporation are amended and restated as attached hereto as Exhibit A (the "Amended and Restated Articles of Incorporation").

3. The Amended and Restated Articles of Incorporation contain amendments of the Articles of Incorporation that require shareholder approval (the "Amendments").

4. The Board of Directors proposed the Amendments and submitted the Amendments to the holders of the Corporation's Common Stock, Series A Preferred Stock and Series B Convertible Preferred Stock (the "Shareholders") in accordance with Section 13.1-658 of the Virginia Stock Corporation Act (the "Act"). Pursuant to the Corporation's Amended and Restated Articles of Incorporation, as amended, the holders of Series A Preferred Stock and Series B Convertible Preferred Stock shall vote together with the holders of Common Stock of the Corporation as a single class on the Amendments.

5. The Shareholders adopted the Amendments and the Amended and Restated Articles of Incorporation on July 3, 2002. The number of shares of Common Stock, Series A Preferred Stock and Series B Convertible Preferred Stock outstanding on the record date, the number of shares entitled to vote as a single class on the Amendments and the Amended and Restated Articles of Incorporation and the number of shares voted for and against were as follows:

Number of shares outstanding: 5,198,444

Number of shares entitled to vote: 4,922,610

Number of shares voted: For: 4,808,204 Against: 114,406

The total number of votes cast for the Amendments and the Amended and Restated Articles of Incorporation by the Shareholders was sufficient for approval in accordance with the Act.

6. The Amended and Restated Articles of Incorporation shall become effective upon issuance by the State Corporation Commission of a Certificate of Amendment and Restatement.

The undersigned authorized officer of the Corporation declares that the facts herein stated are true as of July 3, 2002.

EARTHWALK COMMUNICATIONS, INC.

By: ______________________
Evan T. McConnell,
Chief Executive Officer and
Chairman of the Board

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
EARTHWALK COMMUNICATIONS, INC.

ARTICLE I. NAME

The name of the Corporation shall be EarthWalk Communications, Inc.

ARTICLE II. POWERS

The Corporation shall have the powers conferred upon corporations by Chapter 9 of Title 13.1, as amended, of the Code of Virginia (the "Virginia Stock Corporation Act") and, therefore, the Corporation shall have the power to transact any business not prohibited by law or required to be stated herein.

ARTICLE III. AUTHORIZED CAPITAL

A. The total number of shares of capital stock of all classes which the Corporation shall have the authority to issue is 60,000,000 shares which shall be divided as follows: (i) 50,000,000 shares of Common Stock, no par value (the "Common Stock"); and (ii) 10,000,000 shares of the Preferred Stock, no par value (the "Preferred Stock").

B. The Board of Directors may determine the preferences, limitations and relative to the extent permitted by the Virginia Stock Corporation Act, of any class of shares of Preferred Stock before the Issuance of any shares of that class, or of one or more series within a class before the issuance of any shares of that series. Each class or series shall be appropriately designated by a distinguishing designation prior to the issuance of any shares thereof. The Preferred Stock of all series shall have preferences, limitations and relative rights identical with those of other shares of the same series and, except to the extent otherwise provided in the description of other shares of the series, with those of shares of other series of the same class.

1. The preferences, limitations and relative rights, within the limits permitted by applicable law, of 150,000 shares of the Corporation's Series A Convertible Preferred Stock, are set forth in <u>Exhibit A</u> attached hereto.

2. The preferences, limitations and relative rights, within the limits permitted by applicable law, of 300,000 shares of the Corporation's Series B Convertible Preferred Stock, are set forth in <u>Exhibit B</u> attached hereto.

C. No holder of shares of the Corporation of any class, now or hereafter authorized shall as such holder have any preemptive right to subscribe to, purchase, or receive any shares of the Corporation of any class, now or hereafter authorized, or any rights or options to subscribe to or purchase any such shares or other securities convertible into or exchangeable for or carrying rights or options to purchase shares of any class or other Securities, which may at any time be issued, sold, or offered for sale by the Corporation or subjected to rights or options to purchase granted by the Corporation.

D. Subject to the provisions of law, the holders of common stock at the time outstanding shall be entitled to receive such dividends at such times and in such amounts as the Board of Directors may deem advisable.

ARTICLE IV. AMENDMENT OF ARTICLES OF INCORPORATION

Subject to the provisions of Section 13.1-707 of the Virginia Stock Corporation Act, any amendment to the articles of incorporation submitted to the shareholders for approval, shall be approved by not less than a majority of all the votes cast on the amendment by each voting group entitled to vote on the transaction at a meeting at which a quorum of the voting group exists.

ARTICLE V. QUORUM REQUIREMENTS

Subject to the provisions of Section 13.1-666 of the Virginia Stock Corporation Act, shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. One-third of the shares eligible to vote constitutes a quorum of that voting group for action on that matter.

ARTICLE VI. STAGGERED TERMS FOR DIRECTORS

A. Number. The number of directors of the Corporation shall be such number specified in or fixed in accordance with the Corporation's By-laws.

B. Classified Board of Directors. The Board of Directors shall be and is divided into three classes: Class I, Class II and Class III, each of which shall be as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which the director was elected; provided, however, that each initial director in Class I shall hold office until the annual meeting of shareholders in 2003; each initial director in Class II shall hold office until the annual meeting of shareholders in 2004; and each initial director in Class III shall hold office until the annual meeting of shareholders in 2005. Notwithstanding the foregoing provisions of this ARTICLE VI, each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal.

Subject to the provisions of this ARTICLE VI, should the number of directors not be equally divisible by three, the excess director or directors shall be assigned to Classes I or II as follows: (i) if there shall be an excess of one directorship over a number equally divisible by three, such extra directorship shall be classified in Class I; and (ii) if there shall be an excess of two directorships over a number divisible by three, one shall be classified in Class I and the other in Class II.

In the event of any increase or decrease in the authorized number of directors: (i) each director then serving as such shall nevertheless continue as a director of the class of which he is a member until the expiration of his current term, or his earlier resignation, removal from office or death, and (ii) the newly created or eliminated directorship resulting from such increase or decrease shall be apportioned by the Board of Directors among the three classes of directors so as to maintain such classes as nearly equal as possible.

Notwithstanding any other paragraph in this ARTICLE VI, whenever the holders of any one or more class or series of Preferred Stock issued by this Corporation shall have the right, voting separately by class or series, to elect directors, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of any designation of the preferences, limitations and relative rights applicable thereto, and such directors so elected shall not be divided into classes pursuant to this ARTICLE VI unless expressly provided by such terms.

ARTICLE VII. LIABILITY OF OFFICERS AND DIRECTORS

A. The Corporation shall indemnify any Director or Officer made a Party to a Proceeding (including without limitation any Proceeding by or in the right of the Corporation in which the Director or Officer is adjudged liable to the Corporation) because he or she is or was a Director or Officer of the Corporation against any Liability incurred in the Proceeding to the fullest extent permitted by Virginia law, as it may be amended from time to time.

B. The Corporation shall not indemnify a Director or Officer under Paragraph A above (unless authorized or ordered by a Court) unless in each specific case a determination pursuant to Virginia law, as it may be amended from time to time, has been made that indemnification is permissible under the circumstances. The termination of a Proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the Director or Officer is not entitled to indemnification under this ARTICLE VII.

C. Expenses incurred by a Director or Officer in a Proceeding shall be paid by the Corporation in advance of the final disposition of the Proceeding if:

1. The Director or Officer furnishes the Corporation a written statement of his or her good faith belief that he or she is entitled to indemnification pursuant to this ARTICLE VII;

2. The Director or Officer furnishes the Corporation a written undertaking, executed personally or on his or her behalf, to repay the advance if it is ultimately determined that he or she did not meet the standard for indemnification pursuant to this ARTICLE VII; and

3. A determination pursuant to Virginia law, as it may be amended from time to time, is made that the facts then known to those making the determination would not preclude indemnification under this ARTICLE VII.

The undertaking required by Section 2 of this Paragraph C shall be an unlimited general obligation of the Director or Officer but need not be secured and may be accepted without reference to his or her financial ability to make repayment.

D. The indemnification provided by this ARTICLE VII shall not be exclusive of any other rights to which any Director or Officer may be entitled, including without limitation rights conferred by applicable law and any right under policies of insurance that may be purchased and maintained by the Corporation or others, even as to liabilities against which the Corporation would not have the power to indemnify such Director or Officer under the provisions of this ARTICLE VII.

E. The Corporation may purchase and maintain at its sole expense insurance, in such amounts and on such terms and conditions as the Board of Directors may deem reasonable, against all liabilities or losses it may sustain in consequence of the indemnification provided for in this ARTICLE VII.

F. The Corporation shall have the power but not the obligation, generally and in specific cases, to indemnify employees and agents of the Corporation to the same extent as provided in this ARTICLE VII with respect to Directors or Officers. The Corporation is hereby empowered by a majority vote of a quorum of disinterested Directors to contract in advance to indemnify any Director or Officer. The Corporation is further empowered, by majority vote of a quorum of disinterested Directors, to cause the Corporation to contract in advance to indemnify any person who is not a Director or Officer who was or is a party to any Proceeding, by reason of the fact that he or she is or was an employee or agent of the Corporation, or was serving at the request of the Corporation as Director, Officer, employee or agent of another corporation, partnership, joint venture trust, employee benefit plan or other enterprise, to the same extent as if such person were a Director or Officer.

G. To the full extent that Virginia law, as it exists on the date hereof or may hereafter be amended, permits the elimination of the liability of Directors and Officers, a Director or Officer shall not be liable to the Corporation or its shareholders for any monetary damages.

H. In this ARTICLE VII:

"Director" means an individual who is or was a director of the Corporation or an individual who, while a director of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. A director is considered to be serving an employee benefit plan at the Corporation's request if his or her duties to the Corporation also impose duties on, or otherwise involve services by, him or her to the plan or to participants in or beneficiaries of the plan. The term "Director" includes the estate or personal representative of a director.

"Officer" means an individual who is or was an officer of the Corporation or an individual who is or was serving at the Corporation's written request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise. An officer is considered to be serving an employee benefit plan at the Corporation's request if his or her duties to the Corporation also impose duties on, or otherwise involve services by, him or her to the plan or to participants in or beneficiaries of the plan. "Officer" includes the estate or personal representative of an officer. Except as set forth above "Officer" does not include officers of corporations controlled by the Corporation.

"Expenses" includes but is not limited to counsel fees.

"Liability" means the obligation to pay a judgment, settlement, penalty, fine, including without limitation any excise tax assessed with respect to in employee benefit plan, or reasonable Expenses incurred with respect to a Proceeding.

"Party" includes an individual who was, is, or is threatened to be made a named defendant or respondent in any Proceeding.

"Proceeding" means any threatened, pending or completed action, suit, or proceeding whether civil, criminal, administrative or investigative and whether formal or informal.

Exhibit A

EARTHWALK COMMUNICATIONS, INC.

SERIES A PREFERRED STOCK
(without par value)
PREFERENCES, LIMITATIONS AND RELATIVE RIGHTS

1. **Description and Number.** A series of the Corporation's Preferred Stock designated the Series A Preferred Stock, without par value (the "Series A Preferred Stock) is hereby established consisting of 150,000 shares issuable by the corporation pursuant to authority granted to the Board of Directors by Article III of the Corporation's Articles of Incorporation, which authorizes a Preferred Stock designation.

2. **Relative Seniority.** The Series A Preferred Stock shall, with respect to dividend rights and rights on liquidation, dissolution or winding up of the Corporation, rank senior to the Corporation's common stock and all other series and classes of capital stock of the Corporation now or hereafter authorized, issued or outstanding, other than any capital stock of the Corporation ranking senior to or on a parity with the Series A Preferred Stock as to dividend rights and rights on liquidation, dissolution or winding up of the Corporation. To the extent that the Corporation hereafter authorizes and issues any capital stock of the Corporation ranking senior to the Series A Preferred Stock as to dividend rights, voting rights, rights of redemption and rights on liquidation, dissolution or winding up of the Corporation, and any shares of such senior stock shall be outstanding, the Series A Preferred Stock shall have the dividend rights, voting rights, rights of redemption and the rights on liquidation, dissolution or winding up of the Corporation associated with such senior stock, notwithstanding the rights expressly granted by this designation.

Pursuant to authority granted to the Board of Directors by Articles III of the Corporation's Articles of Incorporation, the Corporation may authorize and issue additional shares of the preferred stock of the Corporation. To the extent that the Virginia Stock Corporation Act may require the holders of shares of Series A Preferred Stock to vote upon and approve any such authorization and issuance, the holders of shares of Series A Preferred Stock hereby consent to the approval of such authorization and issuance, and agree, if requested by the Corporation, to consent promptly in writing to such authorization and issuance contemporaneously therewith.

3. **Dividends**

(a) The holders of the then outstanding each shares of Series A Preferred Stock in an amount at least equal to the product of (i) the per share amount, if any, of the distribution to be paid to or declared and set apart upon all shares of common stock, multiplied by (ii) the number of whole shares of common stock into which such share of Series A Preferred Stock is then convertible. The right to distributions on shares of Series A Preferred Stock shall not be cumulative, and no right shall accrue to holders of shares of Series A Preferred Stock by reason of the fact that distributions on such shares are not declared in any prior year, nor shall any undeclared or unpaid distribution bear or accrue interest.

(b) For purposes of Section 3(a) above, unless the context otherwise requires "distribution" shall mean the transfer of cash or property without consideration, whether by way of dividend or otherwise, payable other than in common stock, or the purchase or redemption of shares of the Corporation (other than repurchases of common stock held by employees or consultants of this Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase) for cash or property, including any such transfer, purchase or redemption by a subsidiary of the Corporation.

(c) The rights set forth in this Section 3 are subject to modification as provided in Section 2 above.

4. Liquidation

(a) In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of shares of the Series A Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Corporation available for distribution to its shareholders, whether from capital, surplus or earnings, before any payment shall be made in respect of the Corporation's common stock or any other class of stock of the Corporation ranking junior to the Series A Preferred Stock, an amount equal to the greater of (i) the original purchase price for such shares (the "Liquidation Preference") (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) plus an amount equal to eight percent (8%) of the Liquidation Preference per annum (compounded annually) from the Purchase Date, or (ii) the amount that would have been payable to such holder if immediately prior to such liquidation, dissolution, or winding up all shares of Series A Preferred Stock had been converted to shares of common stock pursuant to Section 6 below. After setting apart or paying in full the preferential amounts due the holders of shares of the Corporation's stock entitled to liquidation preferences, the remaining assets of the Corporation available for distribution to shareholders, if any, shall be distributed to the holders of common stock, each such issued and outstanding share of common stock entitling the holder thereof to receive an equal proportion of such remaining assets. If upon liquidation, dissolution, or winding up of the Corporation, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series A Preferred Stock and any other shares of the Corporation's stock shall share ratably in any distribution of assets according to the respective amounts that would be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The merger or consolidation of the Corporation into or with another corporation in which the Corporation shall not survive and the shareholders of the Corporation shall own less than 50 percent of the voting securities of the surviving corporation or the sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation as those terms as used in this Section 4.

(b) In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the Corporation shall, within 10 days after the date that the Board of

Directors approves such action, or within 20 days prior to any shareholders' meeting called to approve such action, or within 20 days after the commencement of any involuntary proceeding, whichever is earlier, give each holder of shares of Series A Preferred Stock initial written notice of the proposed action. Such initial written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash and property to be received by the holders of shares of Series A Preferred Stock upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to each holder of shares of Series A Preferred Stock of such material change.

The Corporation shall not consummate any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation before the expiration of 30 days after the mailing of the initial notice or 10 days after the mailing of any subsequent written notice, whichever is later, provided that any such 30-day or 10-day period may be shortened upon the written consent of the holders of at least a majority of the voting power of all then outstanding shares of Series A Preferred Stock.

(c) In the event of any voluntary or involuntary liquidation (including any deemed liquidation pursuant to Section 4(a)), dissolution or winding up of the Corporation that will involve the distribution of assets other than cash, their value will be deemed their fair market value. Any shares of Series A Preferred Stock shall be valued as follows:

(i) Securities not subject to investment letter or other similar restrictions on free marketability.

(A) If traded on a securities exchange or The Nasdaq Stock Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the 30-day period ending three (3) days prior to the consummation of the distribution under this Section 4.

(B) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the 30-day period ending three (3) days prior to the consummation of the distribution under this Section 4, and

(C) If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Corporation and the holders of at least a majority of the voting power of all then outstanding shares of Series A Preferred Stock.

(ii) The method of valuation of securities subject to investment letter or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate of the Corporation) shall be to make an appropriate discount from the market value as determined in Section 4(c)(i) above to reflect the approximate fair market value thereof, as mutually determined by the Corporation and the holders of at least a majority of the voting power of all then outstanding shares of Series A Preferred Stock.

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(d) The rights set forth in this Section 4 are subject to modification as provided in Section 2 above.

5. Voting Rights

(a) Except as may be otherwise provided by Section 5(b) below, in the terms of any other series of Preferred Stock, or by law, the holders of shares of Series A Preferred Stock shall vote together with all other classes and series of stock of the Corporation as a single class on all actions to be taken by the shareholders of the Corporation. Each share of Series A Preferred Stock shall entitle the holder thereof to such number of votes per share on each such action as shall equal the number of shares of common stock (including fractions of a share) into which each share of Series A Preferred Stock is then convertible pursuant to Section 6 below as of the record date for such vote. Except as otherwise required by law or as hereafter provided, the common stock shall have one vote per share.

(b) The holders of shares of Series A Preferred Stock shall be entitled to vote as a separate voting group on (i) a proposed amendment of the Corporation's Articles of Incorporation to the extent provided for classes of stock pursuant to Section 13.1-708 of the Virginia Stock Corporation Act or (ii) any other action by the Corporation if any such action contains a provision that, if contained in a proposed amendment to the Corporation's Articles of Incorporation, would entitle the holders of shares of Series A Preferred Stock to vote as a separate voting group on the proposed amendment under Section 13.1-708 of the Virginia Stock Corporation Act.

(c) Notwithstanding the foregoing, Next Generation Fund, L.L.C., a Virginia limited liability company ("NextGen"), as long as it holds at least 50 percent of the shares of Series A Preferred Stock originally purchased by it, shall have the right to elect one director of its exclusive choosing to the Corporation's Board of Directors. Except as provided by applicable law, any such director may be removed without cause only by NextGen and a vacancy in any such directorship may only be filled by NextGen. Such right shall terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of the Corporation's common stock at a price of not less than $30 per share (adjusted to reflect subsequent stock dividends, stock splits, recapitalization or similar events) and an aggregate offering price of at least $20,000,000 (a "Qualified Offering").

6. Conversion Rights

(a) Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, into fully paid and nonassessable shares of common stock of the Corporation at any time. Each share of Series A Preferred Stock shall automatically be converted into fully paid and nonassessable shares of common stock immediately upon the closing of a Qualified Offering. The number of shares of common stock into which each share of the Series A Preferred Stock may be converted shall be determined by dividing $10.00 by the Conversion Price in effect at the time of the conversion.

(b) The Conversion Price per share at which shares of common stock shall be initially issuable upon conversion of any shares of Series A Preferred Stock shall be $10.00, subject to adjustment as provided in Section 7 below.

(c) The holder of any shares of Series A Preferred Stock may exercise the conversion rights as to such shares or any part thereof by delivering to the Corporation during regular business hours, at the principal office of the Corporation, the certificate or certificates for the shares to be converted, duly endorsed for transfer to the Corporation (if required by it), accompanied by written notice stating that the holder elects to convert such shares. Conversion shall be deemed to have been effected on the date when such delivery is made (the "Conversion Date"). As promptly as practicable thereafter the Corporation shall issue and deliver to or upon the written order of such holder, at such office or other place designated by the Corporation, a certificate or certificates for the number of full shares of common stock to which such holder is entitled and a check for cash with respect to any fractional interest in a share of common stock as provided in Section 6(d) below. The holder shall be deemed to have become a holder of record of shares of common stock on the applicable Conversion Date unless the transfer books of the Corporation are closed on the Conversion Date, in which event he shall be deemed to have become a holder of record of shares of common stock on the next succeeding date on which the transfer books are open, but the Conversion Price shall be that in effect on the Conversion Date. Upon conversion of only a portion of the number of shares of Series A Preferred Stock represented by a certificate surrendered for conversion, the Corporation shall issue and deliver to or upon the written order of the holder of the certificate so surrender for conversion, at the expense of the Corporation, a new certificate covering the number of shares of Series A Preferred Stock representing the unconverted portion of the certificate so surrendered.

(d) No fractional shares of common stock or scrip shall be issued upon conversion of shares of Series A Preferred Stock. If more than one share of Series A Preferred Stock shall be surrendered for conversion at any one time by the same holder, the number of full shares of common stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series A Preferred Stock so surrendered. Instead of any fractional shares of common stock that would otherwise be issuable upon conversion of any shares of Series A Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional interest equal to the fair market value of such fractional interest as determined by the Corporation's Board of Directors.

(e) The Corporation shall at all times reserve and keep available, out of its authorized but unissued shares of common stock, solely for the purpose of effecting the conversion of shares of Series A Preferred Stock, the full number of shares of common stock deliverable upon the conversion of all Series A Preferred Stock from time to time outstanding. The Corporation shall from time to time, in accordance with the laws of the Commonwealth of Virginia, increase the authorized amount of its common stock if at any time the authorized number of shares of its common stock remaining unissued shall not be sufficient to permit the conversion of all of the shares of Series A Preferred Stock at the time outstanding.

(f) All shares of common stock that may be issued upon conversion of the shares of Series A Preferred Stock will upon issuance by the Corporation be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

(g) In the event that the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 7(a) below, then, in each such case for the purpose of this Section 6(g), the holders of Series A Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of common stock of the Corporation into which their shares of Series A Preferred Stock are convertible as of the record date fixed for the determination of the holders of common stock of the Corporation entitled to receive such distribution.

(h) If at any time or from time to time there shall be a recapitalization of the common stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this designation), provision shall be made so that the holders of the Series A Preferred Stock shall thereafter be entitled to receive upon conversion of such Series A Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of common stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of Section 7 below with respect to the rights of the holders of such Series A Preferred Stock after the recapitalization to the end that the provisions of Section 7 below (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of such Series A Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(i) The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 6 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of Preferred Stock under this Section 6 against impairment.

7. **Antidilution**. The Conversion Price from time to time in effect shall be subject to adjustment from time to time as follows:

(a) Issuance of Additional Stock Below Purchase Price. With respect to any share of Series A Preferred Stock for which the Conversion Price is being determined, if the Corporation shall issue, at any time after the Purchase Date of such share of Series A Preferred Stock, any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for such share of Series A Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such share of Series A Preferred Stock in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Section 7(a).

(i) *Adjustment Formula*. Whenever the Conversion Price is adjusted pursuant to this Section 7(a), the new Conversion Price shall be a price equal to the quotient obtained by dividing the total computed under clause (A) below by the total computed under clause (B) below as follows:

(A) an amount equal to the sum of

(1) the aggregate purchase price of all shares of Series A Preferred Stock sold pursuant to the agreement pursuant to which shares of Series A Preferred Stock were first issued (the "Series A Purchase Price"), plus

(2) the aggregate consideration, if any, received by the Corporation for all Additional Stock issued on or after the Purchase Date,

(B) an amount equal to the sum of:

(1) the Series A Purchase Price divided by the initial Conversion Price for such series (or such higher or lower Conversion Price as results from the application of Sections 7(b) and (c) below), plus

(2) the number of shares of Additional Stock issued on or after the Purchase Date (as adjusted pursuant to Sections 7(b) and (c) below, if applicable).

(ii) *Definition of Additional Stock.* For purposes of this Section 7(a), "Additional Stock" shall mean any shares of common stock issued (or deemed to have been issued pursuant to Section 7(a)(v)) by the Corporation after the Purchase Date other than

(A) Shares of common stock issued pursuant to a transaction described in Section 7(b) below,

(B) Shares of common stock issuable or issued to employees, consultants or directors of the Corporation directly or pursuant to a stock incentive plan approved by the Board of Directors of the Corporation,

(C) Capital stock or warrants or options to purchase capital stock issued (i) in connection with bona fide acquisitions, mergers or similar transactions, the terms of which are approved by the Board of Directors of the Corporation with the approval of a majority of the Directors who are not employees of the Corporation or (ii) to NextGen,

(D) Shares of common stock issued or issuable upon conversion of Series A Preferred Stock, and

(E) Shares of common stock issued or issuable in a public offering prior to or in connection with which all outstanding shares of Series A Preferred Stock will be converted to common stock.

(iii) *No Fractional Adjustments.* No adjustment of the Conversion Price shall be made in an amount less than one cent per share, provided that any adjustments that are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward.

(iv) *Determination of Consideration.* In the case of the issuance of shares of common stock for cash, the consideration shall be deemed to be the amount of gross cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof. In the case of the issuance of shares of common stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the gross fair value thereof as of the date such shares of common stock are issued as determined by the Board of Directors irrespective of any accounting treatment.

(v) *Deemed Issuances of Common Stock.* In the case of the issuance (whether before, on or after the applicable Purchase Date) of options to purchase or rights to subscribe for shares of common stock, securities by their terms convertible into or exchangeable for shares of common stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this Section 7(a).

(A) The aggregate maximum number of shares of common stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for shares of common stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in Section 7(a)(iv), if any, received by the Corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the shares of common stock covered thereby.

(B) The aggregate maximum number of shares of common stock deliverable upon conversion of or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in Section 7(a)(iv)).

(C) In the event of any change in the number of shares of common stock deliverable or in the consideration payable to the Corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including, but not limited to, a change resulting from the antidilution provisions thereof, the Conversion Price, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of shares of common stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(D) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of common stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(E) The number of shares of common stock deemed issued and the consideration deemed paid therefor pursuant to Section 7(a)(v)(A) and 7(a)(v)(B) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Section 7(a)(v)(C) or 7(a)(v)(D).

(vi) *No Increased Conversion Price.* Notwithstanding any other provisions of this Section 7(a), except to the limited extent provided for in Sections 7(a)(v)(C), 7(a)(v)(D) and 7(c), no adjustment of the Conversion Price shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(b) Stock Splits and Dividends. In the event that the Corporation should at any time or from time after the Purchase Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of common stock or the determination of holders of shares of common stock entitled to receive a dividend or other distribution payable in additional shares of common stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of common stock ("Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of common stock or Common Stock Equivalents (including the additional shares of common stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price shall be appropriately decreased so that the number of shares of common stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of common stock outstanding and those issuable with respect to Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Section 7(a)(v).

(c) Reverse Stock Splits. If the number of shares of common stock outstanding at any time after the Purchase Date is decreased by a combination of the outstanding shares of common stock, then, following the record date of such combination, the Conversion Price for the Series A Preferred Stock shall be appropriately increased so that the number of shares of common stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(d) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Series A Preferred Stock pursuant to this Section 7, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for the Series A Preferred Stock at the time in effect, and (C) the number of shares of common stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of the Series A Preferred Stock.

8. **Notices.** In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series A Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right. Any notice required by this designation to be given to the holders of shares of Series A Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

9. **Reacquired Shares.** Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Series A Preferred Stock and may be reissued as part of this or a new series of Series A Preferred Stock subject to the conditions and restrictions on issuance set forth herein, or in any other Articles of Amendment or resolution of the Board of Directors creating a series of Series A Preferred Stock or any similar stock, or as otherwise required by law.

10. **Amendment.** Subject to the provisions of Section 2 above, the Articles of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely, and this designation shall not be amended in any manner, without the

affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of Series A Preferred Stock, voting together as a single class.

Exhibit B

EARTHWALK COMMUNICATIONS, INC.

SERIES B CONVERTIBLE PREFERRED STOCK
(without par value)
PREFERENCES, LIMITATIONS AND RELATIVE RIGHTS

1. **Designation and Number.** A series of the Corporation's Preferred Stock, designated the Series B Convertible Preferred Stock, without par value (the "Series B Preferred Stock"), is hereby established, consisting of 300,000 shares, issuable by the Corporation pursuant to authority granted to the Board of Directors by Article III of the Corporation's Articles of Incorporation, which authorizes a Preferred Stock designation.

2. **Relative Seniority.** The Series B Preferred Stock shall, with respect to dividend rights and rights on liquidation, dissolution or winding up of the Corporation, rank senior to the Corporation's common stock and all other series and classes of capital stock of the Corporation now or hereafter authorized, issued or outstanding, other than any capital stock of the Corporation ranking senior to or on a parity with the Series B Preferred Stock as to dividend rights and rights on liquidation, dissolution or winding up of the Corporation. To the extent that the Corporation hereafter authorizes and issues any capital stock of the Corporation ranking senior to the Series B Preferred Stock as to dividend rights, voting rights, rights of redemption and rights on liquidation, dissolution or winding up of the Corporation, and any shares of such senior stock shall be outstanding, the Series B Preferred Stock shall have the dividend rights, voting rights, rights of redemption and the rights on liquidation, dissolution or winding up of the Corporation associated with such senior stock, notwithstanding the rights expressly granted by this designation.

Pursuant to authority granted to the Board of Directors by Articles III of the Corporation's Articles of Incorporation, the Corporation may authorize and issue additional shares of the preferred stock of the Corporation. To the extent that the Virginia Stock Corporation Act may require the holders of shares of Series B Preferred Stock to vote upon and approve any such authorization and issuance, the holders of shares of Series B Preferred Stock hereby consent to the approval of such authorization and issuance, and agree, if requested by the Corporation, to consent promptly in writing to such authorization and issuance contemporaneously therewith.

3. **Dividends**

(a) The holders of the then outstanding shares of Series B Preferred Stock shall be entitled to receive distributions as defined below) in any fiscal year, when and if declared by the Board of Directors out of any funds at the time legally available therefor under the provisions of the Virginia Stock Corporation Act. Distributions may be declared and paid upon shares of Common Stock in any fiscal year of the Corporation only if distributions shall have been paid to or declared and set apart upon each share of Series B Preferred Stock in an amount at least equal to the product of (i) the per share amount, if any, of the distribution to be paid to or declared and set apart upon all shares of common stock, multiplied by (ii) the number of whole shares of common stock into which such share of Series B Preferred Stock is then convertible. The right to distributions on shares of Series B Preferred Stock shall not be cumulative, and no right shall accrue to holders of shares of Series B Preferred Stock by reason of the fact that distributions on such shares are not declared in any prior year, nor shall any undeclared or unpaid distribution bear or accrue interest.

(b) For purposes of Section 3(a) above, unless the context otherwise requires, "distribution" shall mean the transfer of cash or property without consideration, whether by way of dividend or otherwise, payable other than in common stock, or the purchase or redemption of shares of the Corporation (other than repurchases of common stock held by employees or consultants of this Corporation upon termination of their employment or services pursuant to agreements providing for such repurchase) for cash or property, including any such transfer, purchase or redemption by a subsidiary of the Corporation.

(c) The rights set forth in this Section 3 are subject to modification as provided in Section 2 above.

4. Liquidation

(a) In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of shares of the Series B Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Corporation available for distribution to its shareholders, whether from capital, surplus or earnings, before any payment shall be made in respect of the Corporation's common stock or any other class of stock of the Corporation ranking junior to the Series B Preferred Stock, an amount equal to the greater of (i) the original purchase price for such shares (the "Liquidation Preference") (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) plus an amount equal to eight percent (8%) of the Liquidation Preference per annum (compounded annually) from the Purchase Date, or (ii) the amount that would have been payable to such holder if immediately prior to such liquidation, dissolution, or winding up all shares of Series B Preferred Stock had been converted to shares of common stock pursuant to Section 6 below. After setting apart or paying in full the preferential amounts due the holders of shares of the Corporation's stock entitled to liquidation preferences, the remaining assets of the Corporation available for distribution to shareholders, if any, shall be distributed to the holders of common stock, each such issued and outstanding share of common stock entitling the holder thereof to receive an equal proportion of such remaining assets. If upon liquidation, dissolution, or winding up of the Corporation, the assets of the Corporation available for distribution to its shareholders shall be insufficient to pay the holders of shares of Series B Preferred Stock and any other shares of the Corporation's stock ranking as to any such distribution on a parity with the shares of the Series B Preferred Stock the full amounts to which they respectively shall be entitled, the holders of shares of Series B Preferred Stock and any such other shares of the Corporation's stock shall share ratably in any distribution of assets according to the respective amounts that would be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The merger or consolidation of the Corporation into or with another corporation in which the Corporation shall not survive and the shareholders of the Corporation shall own less than 50 percent of the voting securities of the surviving corporation or the sale, transfer or lease (but not including a transfer or lease by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation as those terms as used in this Section 4.

(b) In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the Corporation shall, within 10 days after the date that the Board of Directors approves such action, or within 20 days prior to any shareholders' meeting called to approve such action, or within 20 days after the commencement of any involuntary proceeding, whichever is earlier, give each holder of shares of Series B Preferred Stock initial written notice of the proposed action. Such initial written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash, and property to be received by the holders of shares of Series B Preferred Stock upon consummation of the proposed action and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly give written notice to each holder of shares of Series B Preferred Stock of such material change.

The Corporation shall not consummate any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation before the expiration of 30 days after the mailing of the initial notice or 10 days after the mailing of any subsequent written notice, whichever is later, provided that any such 30-day or 10-day period may be shortened upon the written consent of the holders of at least a majority of the voting power of all then outstanding shares of Series B Preferred Stock.

(c) In the event of any voluntary or involuntary liquidation (including any deemed liquidation pursuant to Section 4(a)), dissolution or winding up of the Corporation that will involve the distribution of assets other than cash, their value will be deemed their fair market value. Any shares of Series B Preferred Stock shall be valued as follows:

(vii) Securities not subject to investment letter or other similar restrictions on free marketability:

(F) If traded on a securities exchange or The Nasdaq Stock Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the 30-day period ending three (3) days prior to the consummation of the distribution under this Section 4;

(G) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the 30-day,. period ending three (3) days prior to the consummation of the distribution under this Section 4; and

(H) If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Corporation and the holders of at least a majority of the voting power of all then outstanding shares of Series B Preferred Stock.

(viii) The method of valuation of securities subject to investment letter or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a shareholder's status as an affiliate or former affiliate of the Corporation) shall be to make an appropriate discount from the market value as determined in Section 4(c)(i) above to reflect the approximate fair market value thereof, as mutually determined by the Corporation and the holders of at least a majority of the voting power of all then outstanding shares of Series B Preferred Stock.

(d) The rights set forth in this Section 4 are subject to modification as provided in Section 2 above.

5. Voting Rights

(a) Except as may be otherwise provided by Section 5(b) below, in the terms of any other series of Preferred Stock, or by law, the holders of shares of Series B Preferred Stock shall vote together with all other classes and series of stock of the Corporation as a single class on all actions to be taken by the shareholders of the Corporation. Each share of Series B Preferred Stock shall entitle the holder thereof to such number of votes per share on each such action as shall equal the number of shares of common stock (including fractions of a share) into which each share of Series B Preferred Stock is then convertible pursuant to Section 6 below as of the record date for such vote. Except as otherwise required by law or as hereafter provided, the common stock shall have one vote per share.

(b) The holders of shares of Series B Preferred Stock shall be entitled to vote as a separate voting group on (i) a proposed amendment of the Corporation's Articles of Incorporation to the extent provided for classes of stock pursuant to Section 13.1-708 of the Virginia Stock Corporation Act or (ii) any other action by the Corporation if any such action contains a provision that, if contained in a proposed amendment to the Corporation's Articles of Incorporation, would entitle the holders of shares of Series B Preferred Stock to vote as a separate voting group on the proposed amendment under Section 13.1-708 of the Virginia Stock Corporation Act.

(c) Notwithstanding the foregoing, Next Generation Fund, L.L.C., a Virginia limited liability company ("NextGen"), as long as it holds at least 50 percent of the shares of Series B Preferred Stock originally purchased by it, shall have the right to elect one director of its exclusive choosing to the Corporation's Board of Directors. Except as provided by applicable law, any such director may be removed without cause only by NextGen and a vacancy in any such directorship may only be filled by NextGen. Such right shall terminate upon the closing of a firm commitment underwritten public offering, pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of the Corporation's common stock at a price of not less than $30 per share (adjusted to reflect subsequent stock dividends, stock splits, recapitalization or similar events and an aggregate offering price of at least $20,000,000 (a "Qualified Offering").

6. Conversion Rights

(a) Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof into fully paid and nonassessable shares of common stock of the Corporation at any time. Each share of Series B Preferred Stock shall automatically be converted into fully paid and nonassessable shares of common stock immediately upon the closing of a Qualified Offering. The number of shares of common stock into which each share of the Series B Preferred Stock may be converted shall be determined by dividing $10.00 by the Conversion Price in effect at the time of the conversion.

(b) The Conversion Price per share at which shares of common stock shall be initially issuable upon conversion of any. shares of Series B Preferred Stock shall be $10.00, subject to adjustment as provided in Section 7 below.

(c) The holder of any shares of Series B Preferred Stock may exercise the conversion rights as to such shares or any part thereof by delivering to the Corporation during regular business hours at the principal office of the Corporation, the certificate or certificates for the shares to be converted, duly endorsed for transfer to the Corporation (if required by it), accompanied by written notice stating that the holder elects to convert such shares. Conversion shall be deemed to have been effected on the date when such delivery is made (the "Conversion Date"). As promptly as practicable thereafter the Corporation shall issue and deliver to or upon the written order of such holder, at such office or other place designated by the Corporation, a certificate or certificates for the number of full shares of common stock to which such holder is entitled and a check for cash with respect to any fractional interest in a share of common stock as provided in Section 6(d) below. The holder shall be deemed to have become a holder of record of shares of common stock on the applicable Conversion Date unless the transfer books of the Corporation are closed on the Conversion Date, in which event he shall be deemed to have become a holder of record of shares of common stock on the next succeeding date on which the transfer books are open, but the Conversion Price shall be that in effect on the Conversion Date. Upon conversion of only a portion of the number of shares of Series B Preferred Stock represented by a certificate surrendered for conversion, the Corporation shall issue and deliver to or upon the written order of the holder of the certificate so surrender for conversion, at the expense of the Corporation, a new certificate covering the number of shares of Series B Preferred Stock representing the unconverted portion of the certificate so surrendered.

(d) No fractional shares of common stock or scrip shall be issued upon conversion of shares of Series B Preferred Stock. If more than one share of Series B Preferred Stock shall be surrendered for conversion at any one time by the same holder, the number of full shares of common stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series B Preferred Stock so surrendered. Instead of any fractional shares of common stock that would otherwise be issuable upon conversion of any shares of Series B Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional interest equal to the fair market value of such fractional interest as determined by the Corporation's Board of Directors.

(e) The Corporation shall at all times reserve and keep available, out of its authorized but unissued shares of common stock, solely for the purpose of effecting the conversion of shares of Series B Preferred Stock, the full number of shares of common stock deliverable upon the conversion of all Series B Preferred Stock from time to time outstanding. The Corporation shall from time to time, in accordance with the laws of the Commonwealth of Virginia, increase the authorized amount of its common stock if at any time the authorized number of shares of its common stock remaining unissued shall not be sufficient to permit the conversion of all of the shares of Series B Preferred Stock at the time outstanding.

(f) All shares of common stock that may be issued upon conversion of the shares of Series B Preferred Stock will upon issuance by the Corporation be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof.

(g) In the event that the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 7(a) below, then, in each such case for the purpose of this Section 6(g), the holders of Series B Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of common stock of the Corporation into which their shares of Series B Preferred Stock are convertible as of the record date fixed for the determination of the holders of common stock of the Corporation entitled to receive such distribution.

(h) If at any time or from time to time there shall be a recapitalization of the common stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this designation), provision shall be made so that the holders of the Series B Preferred Stock shall thereafter be entitled to receive upon conversion of such Series B Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of common stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of Section 7 below with respect to the rights of the holders of such Series B Preferred Stock after the recapitalization to the end that the provisions of Section 7 below (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of such Series B Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(i) The Corporation will not, by amendment of its Articles of Incorporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of this Section 6 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holders of Preferred Stock under this Section 6 against impairment.

7. **Antidilution.** The Conversion Price from time to time in effect shall be subject to adjustment from time to time as follows.

(a) Issuance of Additional Stock Below Purchase Price. With respect to any share of Series B Preferred Stock for which the Conversion Price is being determined, if the Corporation shall issue, at any time after the Purchase Date of such share of Series B Preferred Stock, any Additional Stock (as defined below) without consideration or for a consideration per share less than the Conversion Price for such share of Series B Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the Conversion Price for such share of Series B Preferred Stock in effect immediately prior to each such issuance shall automatically be adjusted as set forth in this Section 7(a).

(i) *Adjustment Formula.* Whenever the Conversion Price is adjusted pursuant to this Section 7(a), the new Conversion Price shall be a price equal to the quotient obtained by dividing the total computed under clause (A) below by the total computed under clause (B) below as follows:

(A) an amount equal to the sum of:

(1) the aggregate purchase price of all shares of Series B Preferred Stock sold pursuant to the agreement pursuant to which shares of Series B Preferred Stock were first issued (the "Series B Purchase Price"), plus

(2) the aggregate consideration, if any, received by the Corporation for all Additional Stock issued on or after the Purchase Date;

(B) an amount equal to the sum of:

(1) the Series B Purchase Price divided by the initial Conversion Price for such series (or such higher or lower Conversion Price as results from the application of Sections 7(b) and (c) below), plus

(2) the number of shares of Additional Stock issued on or after the Purchase Date (as adjusted pursuant to Sections 7(b) and(c) below, if applicable).

(ii) *Definition of Additional Stock.* For purposes of this Section 7(a), "Additional Stock" shall mean any shares of common stock issued (or deemed to have been issued pursuant to Section 7(a)(v)) by the Corporation after the Purchase Date other than:

(A) Shares of common stock issued pursuant to a transaction described in Section 7(b) below,

(B) Shares of common stock issuable or issued to employees, consultants or directors of the Corporation directly or pursuant to a stock incentive plan approved by the Board of Directors of the Corporation,

(C) Capital stock or warrants or options to purchase capital stock issued (i) in connection with bona fide acquisitions, mergers or similar transactions, the terms of which are approved by the Board of Directors of the Corporation with the approval of a majority of the Directors who are not employees of the Corporation,

(D) Not more than 200,000 shares of Series B Preferred Stock and warrants to purchase not more than 100,000 shares of Series B Preferred Stock issued on or prior to the date hereof and shares of common stock issued or issuable upon conversion of Series B Preferred Stock, and

(E) Shares of common stock issued or issuable in a public offering prior to or in connection with which all outstanding shares of Series B Preferred Stock will be converted to common stock.

(iii) *No Fractional Adjustments.* No adjustment of the Conversion Price shall be made in an amount less than one cent per share, provided that any adjustments that are not required to be made by reason of this sentence shall be carried forward and shall be either taken into account in any subsequent adjustment made prior to three years from the date of the event giving rise to the adjustment being carried forward, or shall be made at the end of three years from the date of the event giving rise to the adjustment being carried forward.

(iv) *Determination of Consideration.* In the case of the issuance of shares of common stock for cash, the consideration shall be deemed to be the amount of gross cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof. In the case of the issuance of shares of common stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the gross fair value thereof as of the date such shares of common stock are issued as determined by the Board of Directors irrespective of any accounting treatment.

(v) *Deemed Issuances of Common Stock.* In the case of the issuance (whether before, on or after the applicable Purchase Date) of options to purchase or rights to subscribe for shares of common stock, securities by their terms convertible into or exchangeable for shares of common stock or options to purchase or rights to subscribe for such convertible or exchangeable securities, the following provisions shall apply for all purposes of this Section 7(a):

(A) The aggregate maximum number of shares of common stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for shares of common stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration, (determined in the manner provided in Section 7(a)(iv), if any, received by the Corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the shares of common stock covered thereby.

(B) The aggregate maximum number of shares of common stock deliverable upon conversion of or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in Section 7(a)(iv)).

(C) In the event of any change in the number of shares of common stock deliverable or in the consideration payable to the Corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, including but not limited to, a change resulting from the antidilution provisions thereof, the Conversion Price, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of shares of common stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities.

(D) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Conversion Price, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of common stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities.

(E) The number of shares of common stock deemed issued and consideration deemed paid therefor pursuant to Sections 7(a)(v)(A) and 7(a)(v)(B) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Section 7(a)(v)(C) or 7(a)(v)(D).

(vi) *No Increased Conversion Price.* Notwithstanding any other provisions of this Section 7(a), except to the limited extent provided for in Sections 7(a)(v)(C), 7(a)(v)(D) and 7(c), no adjustment of the Conversion Price shall have the effect of increasing the Conversion Price above the Conversion Price in effect immediately prior to such adjustment.

(b) Stock Splits and Dividends. In the event that the Corporation should at any time or from time to time after the Purchase Date fix a record date for the effectuation of a split or subdivision of outstanding shares of common stock or the determination of holders of shares of common stock entitled to receive a dividend or other distribution payable in additional shares of common stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of common stock ("Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of common stock or Common Stock Equivalents (including the additional shares of common stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price shall be appropriately decreased so that the number of shares of common stock issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of shares of common stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Section 7(a)(v).

(c) Reverse Stock Splits. If the number of shares of common stock outstanding at any time after the Purchase Date is decreased by a combination of the outstanding shares of common stock, then, following the record date of such combination, the Conversion Price for the Series B Preferred Stock shall be appropriately increased so that the number of shares of common stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(d) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Series B Preferred Stock pursuant to this Section 7, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Series B Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series B Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for the Series B Preferred Stock at the time in effect, and (C) the number of shares of common stock and the amount, if any, of other property which at the time would be received upon the conversion of a share of the Series B Preferred Stock.

8. **Notices**. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of stock of any class or any other securities or property, or to receive any other right, the Corporation shall mail to each holder of Series B Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right. Any notice required by this designation to be given to the holders of shares of Series B Preferred Stock shall be deemed

given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

9. **Reacquired Shares.** Any shares of Series B Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Series B Preferred Stock and may be reissued as part of this or a new series of Series B Preferred Stock subject to the conditions and restrictions on issuance set forth herein, or in any other Articles of Amendment or resolution of the Board of Directors creating a series of Series B Preferred Stock or any similar stock, or as otherwise required by law.

10. **Amendment.** Subject to the provisions of Section 2 above, the Articles of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series B Preferred Stock so as to affect them adversely, and this designation shall not be amended in any manner, without the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of Series B Preferred Stock, voting together as a single class.

COMMONWEALTH OF VIRGINIA
STATE CORPORATION COMMISSION

July 16, 2002

The State Corporation Commission has found the accompanying articles submitted on behalf of

EarthWalk Communications, Inc. (formerly EARTH WALK COMMUNICATIONS, INC.)

to comply with the requirements of law, and confirms payment of all related fees.

Therefore, it is ORDERED that this

CERTIFICATE OF AMENDMENT AND RESTATEMENT

be issued and admitted to record with the articles of amendment in the Office of the Clerk of the Commission, effective July 16, 2002, at 04:02 PM.

The corporation is granted the authority conferred on it by law in accordance with the articles, subject to the conditions and restrictions imposed by law.

STATE CORPORATION COMMISSION

By T.V. Morrison

Commissioner

02-07-16-0503
AMENACPT
CIS0317

Commonwealth of Virginia

State Corporation Commission

I Certify the Following from the Records of the Commission:

The foregoing is a true copy of all documents constituting the charter of EarthWalk Communications, Inc. on file in the Clerk's Office of the Commission.

Nothing more is hereby certified.

STATE CORPORATION COMMISSION VIRGINIA SIC SEMPER TYRANNIS 1903

Signed and Sealed at Richmond on this Date:
October 28, 2004

Joel H. Peck

Joel H. Peck, Clerk of the Commission

CIS0448

BY-LAWS OF
Earthwalk Communications, Inc.

ARTICLE I

Offices

1. Registered or Statutory Office, and Agent or Clerk. The registered or statutory office of the Corporation in the State of Virginia shall be at the following location.

Place: 1225 Martha Custis Drive
Alexandria, Virginia

The registered, statutory or resident agent of the Corporation at such office is George E. Tuttle, Jr.

2. Other Places of Business. The Corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the Corporation may from time to time require, particularly in Fairfax Station, Virginia.

ARTICLE II

Shareholders

1. Annual Meeting. The annual meeting of shareholders shall be held upon not less than ten nor more than thirty days written notice of the time, place and purposes of the meeting, at the following time, and date:

Time: 10:00 a.m. Date: March 1

of each year at the principal office of the Corporation or at such other time and place as shall be specified in the notice of meeting, in order to elect directors and transact such other business as shall come before the meeting, including the election of any of the offices as required by law. If that date is a legal holiday, the meeting shall be held at the same hour on the next succeeding business day.

2. Special Meetings. A special meeting of the shareholders may be called for any purpose by the president or the Board of Directors or as permitted by law and shall be called by the president at the request of the holders of not less than sixty percent (60%) of all the outstanding shares of the Corporation entitled to vote at the meeting.

3. Place of Meeting. The directors may designate any place, either within or without the State, unless otherwise prescribed by statute, as the place of meeting for any annual meeting for any special meeting called by the directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of the meeting shall be the principal office of the Corporation.

4. Notice of Meeting. Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose for which the meeting is called, shall be delivered not less than ten (10) nor more than thirty (30) days before the date of the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

5. Closing of Transfer Books or Fixing of Record Date. For the purposes of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the directors of the Corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case thirty (30) days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed at least thirty (30) days immediately preceding such meeting. In lieu of closing the stock transfer books, the directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than thirty (30) days and, in case of a meeting of shareholders, not less than thirty (30) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of

shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the Corporation shall make, at least twenty (20) days before each meeting of the shareholders, a complete list of the shareholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares and by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the principal office of the Corporation and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer book or to vote at the meeting of stockholders.

7. Quorum. Any meeting of shareholders consisting of sixty percent (60%) of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

8. Proxies. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the Corporation before or at the time of the meeting.

9. Voting. Each shareholder entitled to vote in accordance with the terms and provisions of the Certificate of Incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such shareholders. Upon the demand of any shareholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of this State.

10. Order of Business. The order of business at all meetings of the shareholders shall be as follows:

1. Roll call.
2. Proof of notice of meeting or waiver of notice.
3. Reading of minutes of preceding meeting.
4. Reports of Officers.
5. Reports of Committees.
6. Election of Directors.
7. Unfinished Business.
8. New Business.

11. Informal Action by Shareholders. Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, amy be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE III

Board of Directors

1. General Powers. The business and affairs of the Corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the Corporation as they may deem proper, not inconsistent with these by-laws and the laws of this State.

2. Number, Tenure and Qualifications. The Board of Directors shall consist of two members. Each director shall hold office until the next annual meeting and until that director's successor shall have been elected and qualified.

3. Regular Meetings. A regular meeting of the directors shall be held without other notice than this by-law immediately after and at same place as the annual meeting of stockholders. The directors may provide by resolution the time and place for the holding of additional regular meeting without other notice than such resolution.

4. Special Meetings. Special meetings of the directors may be called by or at the request of the president or any director. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

5. Notice. Notice of any special meeting shall be given at least five days previously thereto by written notice delivered personally, or by telegram or mailed to each director

at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

6. Quorum. A majority of the entire Board shall constitute a quorum for the transaction of business. If less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

7. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

8. Newly Created Directorships and Vacancies. Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of the majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by a vote of the shareholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

9. Removal of Directors. Any or all of the directors may be removed for cause by vote of the shareholders or by action of the board. Directors may be removed without cause only by vote of the shareholders.

10. Resignation. A director may resign at any time by giving written notice to the board, the president, or secretary of the Corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

11. Compensation. No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

12. Presumption of Assent. A director of the Corporation who is present at a meeting of the directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered int he minutes of the meeting or unless he shall file his written dissent by registered mail to the secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

13. Executive and other Committees. The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of three or more directors. Each such committee shall serve at the pleasure of the board.

ARTICLE IV

Officers

1. Number. The officers of the Corporation shall be a president, a vice-president, secretary and treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.

2. Election and Term of Office. The officers of the Corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the shareholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

3. Removal. Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgment the best interests of the Corporation would be served thereby. Any such removal shall be without prejudice to the contract rights, if any, of the person so removed.

4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

5. President. The president shall be the principal executive officer of the Corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the Corporation. He shall, when present, preside at all meetings of the shareholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the

directors, certificates for shares of the Corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the directors or by these by-laws to some other officer or agent of the Corporation,or shall be required by law to be otherwise signed or executed; and in general shall perform all may be prescribed by the directors from time to time.

6. Vice-President. In the absence of the president or in the event of his death, inability or refusal to act, the vice-president shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-president shall perform such other duties as from time to time may be assigned to him by the president or the directors.

7. Secretary. The secretary shall keep the minutes of the shareholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the Corporation and keep a register of the post office address of each shareholder which shall be furnished to the secretary by such shareholder, have general charge of the stock transfer books of the Corporation and in general perform all duties as from time to time may be assigned to him by the president or by the directors.

8. Treasurer. If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the Corporation; receive and give receipts for moneys due and payable to the Corporation from any source whatsoever, and deposit all such moneys int he name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.

9. Salaries. The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

ARTICLE V

Contracts, Loans, Checks, and Deposits

1. Contracts. The directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

2. Loans. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

3. Checks, Drafts, etc. All checks, drafts, or other orders for payment of money, notes or other evidences of indebtedness issued in the name of the Corporation, shall be signed by such officer or officers, agent or agents of the Corporation and in such manner as shall from time to time be determined by resolution of the directors.

4. Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the directors may select.

ARTICLE VI

Certificates for Shares and their Transfer

1. Certificates for Shares. Certificates representing shares of the Corporation shall be in such form as shall be determined by the directors. Such certificates shall be signed by the president and by the secretary or by such other officers authorized by law and by the directors. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the shareholders, the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the Corporation as the directors may prescribe.

2. Transfers of Shares.

a. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by property evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate; every such transfer shall be entered on the transfer book of the corporation which shall be kept at its principal office.

b. The Corporation shall be entitled to treat the holder of record of any share as the holder in fact thereof, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, except as expressly provided by the laws of this State.

ARTICLE VII

Fiscal Year

1. The fiscal year of the Corporation shall begin on the <u>1st day of January</u> in each year.

ARTICLE VIII

Dividends

1. The directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

ARTICLE IX

Seal

1. The directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the Corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".

ARTICLE X

Waiver of Notice

1. Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of these by-laws or under the provisions of the Articles of Incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE XI

Amendment and depositaries

Section 1. Amendments. These by-laws may be altered, amended or repealed and new by-laws may be adopted by a vote of the shareholders representing a majority of all the shares issued and outstanding, at any annual shareholders' meeting or at any special shareholders' meeting when the proposed amendment has been set out in the notice of such meeting.

Section 2. Deposits. All funds of the corporation shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board of Directors may select. Any check issued by the corporation on its account for any expense of the Association shall be signed by the President and either the Treasurer or the Secretary.

ARTICLE XII

Books and Records

The corporation shall keep correct and complete books and records of account and shall also keep minutes of the proceedings of its members, Board of Directors, and committees having any of the authority of the Board of Directors, and shall keep at its registered or principal office a record giving the names and addresses of the members entitled to vote. All books and records of the corporation may be inspected by any member, or his agent or attorney, for any proper purpose at any reasonable time.

Adopted on January 15, 1998

[signature], Sec

Secretary

Appendix B

\- <u>Amendment to the Company's Bylaws</u>

The Board of Directors recommends that the first sentence of Article III, Section 2, of the Bylaws of the Company, which reads "The Board of Directors shall consist of two members," be deleted in its entirety and replaced with the following:

> The Board of Directors shall be composed of not less than five (5) nor more than nine (9) members, as may be fixed from time to time by the Board of Directors.

Appendix A

Amendment to the Company's Bylaws

RESOLVED, that the first sentence of Article III, Section 2, of the Bylaws of the Company, which reads "The Board of Directors shall be composed of not less than five (5) nor more than nine (9) members, as may be fixed from time to time by the Board of Directors," be deleted in its entirety and replaced with the following:

> The Board of Directors shall consist of seven (7) members.

APPENDIX A

Amendment to By-laws

Section 1. of Article XI of the Corporation's By-laws shall be replaced in its entirety to read as follows:

"Section 1. Amendments. Subject to §13.1-714 of the Virginia Stock Corporation Act, these by-laws may be amended or repealed, or new by-laws may be adopted, either (i) by vote of the shareholders at any duly organized annual or special meeting of shareholders, or (ii) with respect to those matters that are not by statute committed expressly to the shareholders and regardless of whether the shareholders have previously adopted or approved the by-law being amended or repealed, by vote of a majority of the board of directors of the corporation in office at any regular or special meeting of directors. Any change in these by-laws shall take effect when adopted unless otherwise provided in the resolution effecting the change."

July 3, 2002

EXHIBIT 3.1

NUMBER

SHARES

EARTHWALK COMMUNICATIONS, INC.

AUTHORIZED CAPITAL STOCK
20,000,000 SHARES COMMON-WITHOUT PAR VALUE
4,000,000 SHARES PREFERRED-WITHOUT PAR VALUE

See Reverse for Certain Definitions

This is to Certify that ______________________________ is the owner of

______________________________ fully paid and

non-assessable shares of the above Corporation transferable only on the books of the Corporation by the holder thereof in person or by a duly authorized Attorney upon surrender of this Certificate properly endorsed.

Witness, the seal of the Corporation and the Signatures of its duly authorized officers.

Dated May 2nd, 2003

EARTHWALK

Secretary/Treasurer

President

EXHIBIT 3.2

NUMBER

SHARES

EARTHWALK COMMUNICATIONS, INC.

AUTHORIZED CAPITAL STOCK
20,000,000 SHARES COMMON-WITHOUT PAR VALUE
4,000,000 SHARES PREFERRED-WITHOUT PAR VALUE
SERIES B CONVERTIBLE PREFERRED STOCK

See Reverse for Certain Definitions

This is to Certify that ______________________________ is the owner of

______________________________ fully paid and

non-assessable shares of the above Corporation transferable only on the books of the Corporation by the holder thereof in person or by a duly authorized Attorney upon surrender of this Certificate properly endorsed.

Witness, the seal of the Corporation and the Signatures of its duly authorized officers.

Dated January 19th, 2004

EARTHWALK

Secretary/Treasurer

President

EXHIBIT 3.3

NUMBER

SHARES

EARTHWALK COMMUNICATIONS, INC.

AUTHORIZED CAPITAL STOCK
20,000,000 SHARES COMMON-WITHOUT PAR VALUE
4,000,000 SHARES PREFERRED-WITHOUT PAR VALUE
SERIES A PREFERRED STOCK

See Reverse for Certain Definitions

This is to Certify that ______________________________ is the owner of

______________________________ fully paid and

non-assessable shares of the above Corporation transferable only on the books of the Corporation by the holder thereof in person or by a duly authorized Attorney upon surrender of this Certificate properly endorsed.

Witness, the seal of the Corporation and the Signatures of its duly authorized officers.

Dated January 19th, 2004

EARTHWALK

Secretary/Treasurer

President

2002 Performance Incentive Plan of EarthWalk Communications, Inc.

1. PURPOSE.

The purposes of the 2002 Performance Incentive Plan (the "Plan") of EarthWalk Communications, Inc. (the "Company") are to advance the interests of the Company and its shareholders by strengthening the ability of the Company to attract, retain and reward employees, the Board of Directors and consultants, to motivate officers and other selected employees to achieve business objectives established to promote the long-term growth, profitability and success of the Company, and to encourage ownership of the Common Stock of the Company by participating officers and other selected employees. The Plan authorizes performance-based stock and cash incentive compensation in the form of stock options, stock appreciation rights, restricted stock, performance grants and awards, and other stock-based grants and awards. The Board of Directors and consultants may be awarded Non-Qualified Stock Options only.

2. DEFINITIONS.

For the purposes of the Plan, the following terms shall have the following meanings:

(a) "**Adjusted Net Income**" means, with respect to any calendar or other fiscal year of the Company, the amount reported as "Net Income" in the audited Consolidated Income Statement of the Company and Subsidiaries for such year (as set forth in the Company's Annual Report to Shareholders for such year), adjusted to exclude any of the following items: (i) extraordinary items (as described in Accounting Principles Board Opinion No. 30); (ii) gains or losses on the disposition of discontinued operations; (iii) the cumulative effects of changes in accounting principles; (iv) the writedown of any asset; and (v) charges for restructuring and recapitalization programs.

(b) "**Annual Net Income Per Share**" means, with respect to any calendar or other fiscal year of the Company in respect of which a determination thereof is being or to be made, the Adjusted Net Income for such year divided by the average number of shares of Common Stock outstanding during such year.

(c) "**Award**" means any payment or settlement in respect of a grant made pursuant to the Plan, whether in the form of shares of Common Stock or in cash, or in any combination thereof.

(d) "**Board Of Directors**" means the Board of Directors of the Company.

(e) "**Cause**", unless otherwise determined by the Committee, means (i) a Participant's action or failure to act which (a) would materially adversely affect the reputation, operations or financial condition of the Company or any of its Subsidiaries; (ii) a willful failure by the Participant to perform such Participant's duties, except as a result of the Disability or death of the Participant; or (iii) a Participant's theft, embezzlement, perpetration of fraud, or misappropriation of any tangible or intangible assets or property of the Company or any of its

Subsidiaries or attempted theft, embezzlement, perpetration of fraud, or misappropriation of any tangible or intangible assets or property of the Company or any of its Subsidiaries. In addition, and without limiting any of the foregoing, "Cause" for purposes of this Plan shall also mean "Cause" as that term is defined in a Participant's employment agreement, if any, with the Company or a Subsidiary.

(f) **"Code"** means the Internal Revenue Code of 1986, as amended and in effect from time to time, or any successor statute thereto, together with the published rulings, regulations and interpretations duly promulgated thereunder.

(g) **"Committee"** means the committee of the Board of Directors established and constituted as provided in Section 5 of the Plan.

(h) **"Common Stock"** means the common stock, $.001 par value, of the Company, or any security issued by the Company in substitution or exchange therefore or in lieu thereof.

(i) **"Common Stock Equivalent"** means a Unit (or fraction thereof, if authorized by the Committee) substantially equivalent to a hypothetical share of Common Stock, credited to a Participant and having a value at any time equal to the Fair Market Value of a share of Common Stock (or such fraction thereof) at such time.

(j) **"Company"** means EarthWalk Communications, Inc. a Virginia corporation, or any successor corporation.

(k) **"Consultant"** means any person or entity engaged by the Company or any Parent or Subsidiary to render consulting or advisory services to such entity.

(l) **"Covered Employee"** means any person who is a "covered employee" within the meaning of Section 162(m) of the Code.

(m) **"Cumulative Net Income"** means, in respect of any Performance Period, the aggregate cumulative amount of the Adjusted Net Income for the calendar or other fiscal years of the Company during such Performance Period.

(n) **"Cumulative Net Income Per Share"** means, in respect of any Performance Period, the aggregate cumulative amount of the Annual Net Income Per Share for the calendar or other fiscal years of the Company during such Performance Period.

(o) **"Director"** means a member of the Board of Directors of the Company.

(p) **"Disability"** shall mean permanent and total disability, as defined in Section 22(e) of the Code.

(q) **"Dividend Equivalent"** means, in respect of a Common Stock Equivalent and with respect to each dividend payment date for the Common Stock, an amount equal to the cash dividend on one share of Common Stock payable on such dividend payment date.

(r) "**Employee**" means any individual, including any officer of the Company, who is on the active payroll of the Company or a Subsidiary at the relevant time.

(s) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended and in effect from time to time, including all rules and regulations promulgated thereunder.

(t) "**Fair Market Value**" means, in respect of any date on or as of which a determination thereof is being or to be made, the average of the high and low per share sale prices of the Common Stock reported on the exchange on which such shares are traded on such date (if the grant date is not a business trading day, the determination shall be made based upon the relevant data for the next preceding trading day), or, if the Common Stock was not traded on such date, the average of the highest bid and the lowest ask per share price reported for such date on the exchange on which such shares of Common Stock are traded. If the Common Stock is not traded on an exchange, the Fair Market Value shall be that determined by the Committee in good faith based on such factors as the members thereof, in the exercise of their business judgment, consider relevant.

(u) "**Incentive Stock Option**" means any option to purchase shares of Common Stock granted pursuant to the provisions of Section 6 of the Plan that is intended to be and is specifically designated as an "incentive stock option" within the meaning of Section 422 of the Code; provided, however, no option shall be an incentive stock option unless this Plan is approved by the shareholders of the Company within twelve (12) months after the effective date of this Plan.

(v) "**Non-Qualified Stock Option**" means any option to purchase shares of Common Stock granted pursuant to the provisions of Section 6 of the Plan that is not an Incentive Stock Option.

(w) "**Option Agreement**" has the meaning ascribed thereto in Section 6(a) of the Plan.

(x) "**Parent**" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(y) "**Participant**" means any Employee, Director or Consultant of the Company or a Subsidiary who receives a grant or Award under the Plan.

(z) "**Performance Grant**" means a grant made pursuant to Section 9 of the Plan, the Award of which is contingent on the achievement of specific Performance Goals during a Performance Period, determined using a specific Performance Measure, all as specified in the grant agreement relating thereto.

(aa) "**Performance Goals**" mean, with respect to any applicable grant made pursuant to the Plan, the one or more targets, goals or levels of attainment required to be achieved in terms of the specified Performance Measure during the specified Performance Period, all as set forth in the related grant agreement.

(bb) "**Performance Measure**" means, with respect to any applicable grant made pursuant to the Plan, one or more of the criteria identified at Section 9(c) of the Plan selected by the Committee for the purpose of establishing, and measuring attainment of, Performance Goals for a Performance Period in respect of such grant, as provided in the related grant agreement.

(cc) "**Performance Period**" means, with respect to any applicable grant made pursuant to the Plan, the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select during which the attainment of one or more Performance Goals will be measured to determine whether, and the extent to which, a Participant is entitled to receive payment of an Award pursuant to such grant.

(dd) "**Plan**" means this 2002 Performance Incentive Plan of the Company, as set forth herein and as hereafter amended from time to time in accordance with the terms hereof.

(ee) "**Restricted Stock**" means shares of Common Stock issued pursuant to a Restricted Stock Grant under Section 8 of the Plan so long as such shares remain subject to the restrictions and conditions specified in the grant agreement pursuant to which such Restricted Stock Grant is made.

(ff) "**Restricted Stock Grant**" means a grant made pursuant to the provisions of Section 8 of the Plan.

(gg) "**Stock Appreciation Right**" means a grant in the form of a right to benefit from the appreciation of the Common Stock made pursuant to Section 7 of the Plan.

(hh) "**Stock Option**" means and includes any Non-Qualified Stock Option and any Incentive Stock Option granted pursuant to Section 6 of the Plan.

(ii) "**Subsidiary**" means any corporation or entity in which the Company directly or indirectly owns or controls 50% or more of the equity securities issued by such corporation or entity having the power to vote for the election of directors.

(jj) "**Unit**" means a bookkeeping entry used by the Company to record and account for the grant, settlement or, if applicable, deferral of an Award until such time as such Award is paid, cancelled, forfeited or terminated, as the case may be, which, except as otherwise specified by the Committee, shall be equal to one Common Stock Equivalent.

3. EFFECTIVE DATE; TERM.

(a) **Effective Date.** The Plan shall be effective upon approval by the shareholders and the Board of Directors (the "Effective Date"). Nothing under this Plan shall affect the rights of any person pursuant to any grant issued under the Plan as originally adopted.

(b) **Term**. The Plan shall remain in effect for ten (10) years from the Effective Date, unless sooner terminated by the Board of Directors. Termination of the Plan shall not affect grants and Awards then outstanding.

4. SHARES OF COMMON STOCK SUBJECT TO PLAN.

(a) **Maximum Number of Shares Available for Issuance under the Plan**. The maximum aggregate number of shares of Common Stock which may be issued pursuant to the Plan, subject to adjustment as provided in Section 4(b) of the Plan, shall be 600,000 plus any shares of Common Stock issued under the Plan that are forfeited back to the Company or are cancelled pursuant to the terms of the Plan or any agreement evidencing a grant pursuant to this Plan (the "Maximum Aggregate Number of Shares"). The Maximum Aggregate Number of Shares shall be increased automatically on each succeeding annual anniversary of the Effective Date for each of the next nine such anniversaries by an amount equal to the least of (i) one-half of one percent of the Company's then issued and outstanding shares of Common Stock; (ii) 25,000 shares of Common Stock; or (iii) such number of shares of Common Stock as determined by the Board, which number shall be less than (i) or (ii). The shares may be divided among the various Plan components as the Committee shall determine; however, as much as 100% of the shares issued may be issued in connection with the exercise of Incentive Stock Options under the Plan. Any portion of the shares added on each succeeding anniversary of the Effective Date which are unused during the Plan year beginning on such anniversary date shall be carried forward and be available for grant and issuance in subsequent Plan years. Shares of Common Stock that may be issued upon the exercise of Stock Options shall be applied to reduce the maximum number of shares remaining available for use under the Plan, unless such Stock Options are cancelled or forfeited without exercise. The Company shall at all times during the term of the Plan and while any Stock Options are outstanding retain as authorized and unissued Common Stock, or as treasury Common Stock, at least the number of shares of Common Stock required under the provisions of this Plan, or otherwise assure itself of its ability to perform its obligations hereunder.

The shares of Common Stock which may be issued under the Plan may be authorized and unissued shares or issued shares which have been reacquired by the Company. No fractional share of the Common Stock shall be issued under the Plan. Awards of fractional shares of the Common Stock, if any, shall be settled in cash.

(b) **Adjustments upon Changes in Capital Structure**. In the event of any change in the capital structure, capitalization or Common Stock of the Company such as a stock dividend, stock split, recapitalization, merger, consolidation, split-up, combination or exchange of shares or other form of reorganization, or any other change affecting the Common Stock, such proportionate adjustments, if any, as the Board of Directors in its discretion may deem appropriate to reflect such change shall be made with respect to: (i) the maximum number of shares of Common Stock which may be (1) issued pursuant to the Plan, (2) the subject of any type of grant or Award under the Plan, and (3) granted, Awarded or issued to any Participant pursuant to any provision of the Plan; (ii) the number of shares of Common Stock subject to any outstanding Stock Option, Stock Appreciation Right or other grant or Award made to any Participant under the Plan; (iii) the per share exercise price in respect of any outstanding Stock

Options and Stock Appreciation Rights; (iv) the number of shares of Common Stock and the number of Units or the value of such Units, as the case may be, which are the subject of grants and Awards then outstanding under the Plan; and (v) any other term or condition of any grant affected by any such change.

5. ADMINISTRATION.

(a) **The Committee.** The Plan shall be administered by the Committee to be appointed from time to time by the Board of Directors and, except as provided herein, comprised of not less than two of the then members of the Board of Directors, each of whom is a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Exchange Act and is an "outside director" within the meaning of Section 162(m) of the Code. Members of the Committee shall serve at the pleasure of the Board of Directors. The Board of Directors may from time to time remove members from, or add members to, the Committee. A majority of the members of the Committee shall constitute a quorum for the transaction of business and the acts of a majority of the members present at any meeting at which a quorum is present shall be the acts of the Committee. Any one or more members of the Committee may participate in a meeting by conference telephone or similar means where all persons participating in the meeting can hear and speak to each other, which participation shall constitute presence in person at such meeting. Action approved in writing by a majority of the members of the Committee then serving shall be fully as effective as if the action had been taken by unanimous vote at a meeting duly called and held. The Company shall make grants and effect Awards under the Plan in accordance with the terms and conditions specified by the Committee, which terms and conditions shall be set forth in grant agreements and/or other instruments in such forms as the Committee shall approve.

(b) **Committee Powers.** The Committee shall have full power and authority to operate and administer the Plan in accordance with its terms. The powers of the Committee include, but are not limited to, the power to: (i) select Participants; (ii) establish the types of, and the terms and conditions of, all grants and Awards made under the Plan, subject to any applicable limitations set forth in, and consistent with the express terms of, the Plan; (iii) make grants and pay or otherwise effect Awards subject to, and consistent with, the express provisions of the Plan; (iv) establish Performance Goals, Performance Measures and Performance Periods, subject to, and consistent with, the express provisions of the Plan; (v) reduce the amount of any grant or Award; (vi) prescribe the form or forms of grant agreements and other instruments evidencing grants and Awards under the Plan; (vii) pay and to defer payment of Awards on such terms and conditions, not inconsistent with the express terms of the Plan, as the Committee shall determine; (viii) direct the Company to make conversions, accruals and payments pursuant to the Plan; (ix) construe and interpret the Plan and make any determination of fact incident to the operation of the Plan; (x) promulgate, amend and rescind rules and regulations relating to the implementation, operation and administration of the Plan; (xi) adopt such modifications, procedures and subplans as may be necessary or appropriate to comply with the laws of other countries with respect to Participants or prospective Participants in such other countries; (xii) delegate to other persons the responsibility for performing administrative or ministerial acts in furtherance of the Plan; (xiii) engage the services of persons and firms, including banks, consultants and insurance companies, in furtherance of the Plan's activities; and (xiv) make all other determinations and take all other actions as the Committee may deem necessary or advisable for the administration and operation of the Plan. In making these determinations, the Committee shall take into account any limitations on the issuance of grants and Awards that may exist as a result of agreements entered into by the Company.

(c) **Committee's Decisions Final**. Any determination, decision or action of the Committee in connection with the construction, interpretation, administration or application of the Plan, and of any grant agreement, shall be final, conclusive and binding upon all Participants, and all persons claiming through Participants, affected thereby.

(d) **Administrative Accounts**. For the purpose of accounting for Awards deferred as to payment, the Company shall establish bookkeeping accounts expressed in Units bearing the name of each Participant receiving such Awards. Each account shall be unfunded, unless otherwise determined by the Committee in accordance with Section 5(b) of the Plan.

(e) **Certifications**. In respect of each grant under the Plan to a Covered Employee which the Committee intends to be "performance based compensation" under Section 162(m) of the Code, the provisions of the Plan and the related grant agreement shall be construed to confirm such intent, and to conform to the requirements of Section 162(m) of the Code, and the Committee shall certify in writing (which writing may include approved minutes of a meeting of the Committee) that the applicable Performance Goal(s), determined using the Performance Measure specified in the related grant agreement, was attained during the relevant Performance Period at a level that equaled or exceeded the level required for the payment of such Award in the amount proposed to be paid and that such Award does not exceed any applicable Plan limitation.

6. STOCK OPTIONS.

(a) **In General**. Options to purchase shares of Common Stock may be granted under the Plan and may be Incentive Stock Options or Non-Qualified Stock Options. All Stock Options shall be subject to the terms and conditions of this Section 6 and shall contain such additional terms and conditions, not inconsistent with the express provisions of the Plan, as the Committee shall determine. Each Option granted hereunder to a Participant shall be embodied in a written option agreement ("Option Agreement"), signed by the Participant and by a duly authorized officer of the Company. Stock Options may be granted in addition to, or in tandem with or independent of Stock Appreciation Rights or other grants and Awards under the Plan. The Committee may grant Stock Options that provide for the automatic grant of a replacement Stock Option if payment of the exercise price and/or any related withholding taxes is made by tendering (whether by physical delivery or by attestation) shares of Common Stock or by having shares of Common Stock withheld by the Company. The replacement Stock Option would cover the number of shares of Common Stock tendered or withheld, would have a per share exercise price equal to at least 100% of the Fair Market Value of a share of Common Stock on the date of the exercise of the original Stock Option, and would have such other terms and conditions as may be specified by the Committee and set forth in the related grant agreement.

(b) **Eligibility and Limitations.** Any Employee of the Company or a Subsidiary may be granted Stock Options. Directors and Consultants may be granted Non-Qualified Stock Options only. The Committee shall determine, in its discretion, the persons or entities to whom Stock Options will be granted, the timing of such grants, and the number of shares of Common Stock subject to each Stock Option granted; provided, that (i) the maximum number of shares of Common Stock in respect of which Stock Options may be granted to any Employee, Director or Consultant during any calendar year shall be 100,000, and (ii) in respect of Incentive Stock Options, the aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the shares of Common Stock with respect to which an Incentive Stock Option becomes exercisable for the first time by a Participant during any calendar year shall not exceed $100,000, or such other limit as may be required by the Code, except that, any Stock Option intended to qualify as an Incentive Stock Option that cannot be exercised as such because of this limitation shall be converted into and exercised as a Non-Qualified Stock Option.

In no event shall any Stock Option or Stock Appreciation Right be granted to a Participant in exchange for the Participant's agreement to the cancellation of one or more Stock Options or Stock Appreciation Rights then held by such Participant if the exercise price of the new grant is lower than the exercise price of the grant to be cancelled and in no event shall any Stock Option or Stock Appreciation Right be amended to reduce the option price, except as contemplated by Section 4(b) of the Plan.

(c) **Option Exercise Price.** The per share exercise price of each Stock Option granted under the Plan shall be determined by the Committee prior to or at the time of grant, but in no event shall the per share exercise price of any Stock Option be less than 100% of the Fair Market Value of the Common Stock on the date of the grant of such Stock Option. The exercise price of an Incentive Stock Option issued to any Employee owning more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, as determined under Code § 424(d) shall be 110% of the Fair Market Value of the Common Stock on the date of the grant of such Stock Option.

(d) **Option Term.** The term of each Stock Option shall be fixed by the Committee; except that in no event shall the term of any Incentive Stock Option exceed ten years after the date such Incentive Stock Option is granted, or five years in the case of an Employee owning more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, as determined under Code § 424(d).

(e) **Exercisability.** A Stock Option shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee at the date of grant. Unless the Committee specifies otherwise in the Option Agreement, every Option granted pursuant to this Plan will vest and become exercisable with respect to one-third of the Common Stock issuable upon exercise thereof (rounded to the nearest whole share; rounded up in the event of a half-share) on each of the first and second anniversaries of the date of grant and the remainder shall vest on the third anniversary of the date of grant.

(f) **Early Expiration upon Termination of Relationship.**

(i) **Employees.** Except as otherwise provided in the applicable Option Agreement, upon termination of an Employee's employment with the Company or a Subsidiary for death, Disability or termination without Cause by the Company or a Subsidiary, all Options or portions thereof held by such Employee that are not vested and exercisable on the date of such termination shall expire and be forfeited as of such date and all vested Options held by such Employee shall expire to the extent not theretofore exercised at the end of the third month (one year if termination is caused by Employee's death or Disability) following the date of such termination. Upon voluntary termination of an Employee's employment or termination for Cause of an Employee's employment by the Company or a Subsidiary, all unexercised Options, whether or not vested, shall terminate immediately upon the earlier to occur of the date the Employee voluntarily resigns from employment, receives notice of the termination, or the actual date of termination.

(ii) **Directors.** Except as otherwise provided in the applicable Option Agreement, upon termination of a Director's directorship with the Company or a Subsidiary for death, Disability or removal without cause, all Options or portions thereof held by such Director that are not vested and exercisable on the date of such termination shall expire and be forfeited as of such date and all vested Options held by such Director shall expire to the extent not theretofore exercised at the end of the third month (one year if termination is caused by Director's death or Disability) following the date of such termination. Upon voluntary resignation of a Director's directorship or removal for Cause from the Board of Directors by the Company or a Subsidiary, all unexercised Options, whether or not vested, shall terminate immediately upon the earlier to occur of the date the Director voluntarily resigns from his directorship, receives notice of the termination, or the actual date of termination.

(iii) **Consultants.** Except as otherwise provided in the applicable Option Agreement, upon termination of a Consultant's relationship with the Company or a Subsidiary for any reason, as determined by the Company, all Options or portions thereof held by such Consultant that are not vested and exercisable on the date of such termination shall expire and be forfeited as of such date and all vested Options held by such Consultant shall expire to the extent not theretofore exercised at the end of the third month following the date of such termination.

(g) **Method of Exercise.** A Stock Option may be exercised, in whole or in part, by giving written notice of exercise to the Company specifying the number of shares of Common Stock to be purchased. Such notice shall be accompanied by payment in full of the purchase price, plus any required withholding taxes, in cash or, if permitted by the terms of the related grant agreement or otherwise approved in advance by the Committee, in shares of Common Stock already owned by the Participant valued at the Fair Market Value of the Common Stock on the date of exercise. The Committee may also permit Participants, either on a selective or aggregate basis, to simultaneously exercise Stock Options and sell the shares of Common Stock thereby acquired pursuant to a brokerage or similar arrangement approved in advance by the Committee and to use the proceeds from such sale to pay the exercise price and withholding taxes.

7. STOCK APPRECIATION RIGHTS.

(a) **In General.** Stock Appreciation Rights in respect of shares of Common Stock may be granted under the Plan alone, in tandem with, in addition to or independent of a Stock Option or other grant or Award under the Plan. A Stock Appreciation Right entitles a Participant to receive an amount equal to the excess of the Fair Market Value of a share of Common Stock on the date of exercise over the Fair Market Value of a share of Common Stock on the date of grant of the Stock Appreciation Right, or such other higher price as may be set by the Committee, multiplied by the number of shares of Common Stock with respect to which the Stock Appreciation Right shall have been exercised.

(b) **Eligibility And Limitations.** Any Employee, Director or Consultant of the Company or a Subsidiary selected by the Committee may be granted Stock Appreciation Rights. The Committee shall determine, in its discretion, the persons or entities to whom Stock Appreciation Rights will be granted, the timing of such grants and the number of shares of Common Stock in respect of which each Stock Appreciation Right is granted; provided that (i) the maximum aggregate number of shares of Common Stock in respect of which Stock Appreciation Rights may be granted shall be 500,000, (ii) the maximum aggregate number of shares of Common Stock which may be issued and delivered in payment or settlement of Stock Appreciation Rights shall be 500,000, and (iii) the maximum number of shares of Common Stock in respect of which Stock Appreciation Rights may be granted to any person or entity during any calendar year shall be 100,000.

(c) **Exercisability.** A Stock Appreciation Right may be exercised by a Participant at such time or times and in such manner as shall be authorized by the Committee and set forth in the related grant agreement, except that in no event shall a Stock Appreciation Right be exercisable within the first six months after the date of grant. The Committee may provide that a Stock Appreciation Right shall be automatically exercised on one or more specified dates.

(i) **Employees.** Except as otherwise provided in the applicable Stock Appreciation Right grant agreement, no Stock Appreciation Right may be exercised by an Employee unless the holder thereof is at the time of exercise an Employee and has been continuously an Employee since the date the Stock Appreciation Right was granted.

(ii) **Directors.** Except as otherwise provided in the applicable Stock Appreciation Right grant agreement, no Stock Appreciation Right may be exercised by a Director unless the holder thereof is at the time of exercise a Director and has been continuously a Director since the date the Stock Appreciation Right was granted.

(iii) **Consultants.** Except as otherwise provided in the applicable Stock Appreciation Right grant agreement, no Stock Appreciation Right may be exercised by a Consultant unless the holder thereof is at the time of exercise a Consultant and has been continuously a Consultant since the date the Stock Appreciation Right was granted.

(d) **Exercise; Form of Payment.** A Stock Appreciation Right may be exercised, in whole or in part, by giving the Company a written notice specifying the number of shares of Common Stock in respect of which the Stock Appreciation Right is to be exercised. Stock

Appreciation Rights may be paid upon exercise in cash, in shares of Common Stock, or in any combination of cash and shares of Common Stock as determined by the Committee.

8. RESTRICTED STOCK GRANTS AND AWARDS.

(a) **In General**. A Restricted Stock Grant is the issuance of shares of Common Stock in the name of an Employee, Director or Consultant, which issuance is subject to such terms and conditions as the Committee shall deem appropriate, including, without limitation, restrictions on the sale, assignment, transfer or other disposition of such shares and the requirement that the Participant forfeit such shares back to the Company (i) upon termination of employment, directorship or consultancy for specified reasons within a specified period of time, as applicable, (ii) if any specified Performance Goals are not achieved during a specified Performance Period, or (iii) if such other conditions as the Committee may specify are not satisfied.

(b) **Eligibility And Limitations**. Any Employee, Director or Consultant of the Company or a Subsidiary selected by the Committee may receive a Restricted Stock Grant. The Committee, in its sole discretion, shall determine whether a Restricted Stock Grant shall be made, the Participant to receive the Restricted Stock Grant, and the conditions and restrictions imposed on the Restricted Stock Grant. The maximum number of shares of Common Stock which may be issued as Restricted Stock under the Plan shall be 500,000. The maximum number of shares of Common Stock which may be issued to any Participant as Restricted Stock during any calendar year shall not exceed 50,000. The maximum amount any Participant may receive as a Restricted Stock Grant in any calendar year shall not exceed $500,000, determined using the Fair Market Value of such Restricted Stock Grant as of the date of the grant thereof.

(c) **Restriction Period.**

(i) Except as otherwise provided in the related grant agreement, Restricted Stock Grants shall provide:

(1) in order for an Employee to receive shares of Common Stock free of restrictions, the Employee must remain in the employment of the Company or a Subsidiary for a period of not less than four years, commencing on the date of the grant and ending on such later date or dates as the Committee designates at the time of the grant (the "Employee Restriction Period");

(2) in order for a Director to receive shares of Common Stock free of restrictions, the Director must remain a Director of the Company or a Subsidiary for a period of not less than four years, commencing on the date of the grant and ending on such later date or dates as the Committee designates at the time of the grant (the "Director Restriction Period"); or

(3) in order for a Consultant to receive shares of Common Stock free of restrictions, the Consultant must remain a Consultant to the Company or a Subsidiary for a period of not less than four years, commencing on the date of the grant and ending on such later date or dates as the Committee designates at the time of the grant (the "Consultant Restriction

Period" and, together with the "Employee Restriction Period" and the "Director Restriction Period", as applicable, the "Restriction Period").

(ii) The Committee, in its sole discretion, may provide for the lapse of restrictions in installments during the Restriction Period. The Committee may also establish one or more Performance Goals that are required to be achieved during one or more Performance Periods within the Restriction Period as a condition to the lapse of the restrictions.

(d) **Restrictions**. The following restrictions and conditions shall apply to each Restricted Stock Grant during the Restriction Period: (i) the Participant shall not be entitled to delivery of the shares of the Common Stock; (ii) the Participant may not sell, assign, transfer, pledge, hypothecate, encumber or otherwise dispose of or realize on the shares of Common Stock subject to the Restricted Stock Grant; and (iii) the shares of the Common Stock issued as Restricted Stock shall be forfeited to the Company if the Participant for any reason ceases to be an Employee, Director or Consultant, as applicable, prior to the end of the Restriction Period, except due to circumstances specified in the related grant agreement or otherwise approved by the Committee. The Committee may in, its sole discretion, include such other restrictions and conditions as it may deem appropriate.

(e) **Payment**. Upon expiration of the Restriction Period and if all conditions have been satisfied and any applicable Performance Goals attained, the shares of the Restricted Stock will be made available to the Participant, subject to satisfaction of applicable withholding tax requirements, free of all restrictions except as may be required to comply with federal and state securities laws, as determined by the Committee in its sole discretion; provided, that the Committee may, in its discretion, require (i) that the Restricted Stock be retained by the Company, and (ii) that the Participant receive a cash payment in lieu of unrestricted shares of Common Stock.

(f) **Rights as a Shareholder**. A Participant shall have, with respect to shares of Restricted Stock, all of the rights of a shareholder of the Company, including the right to vote the shares and receive any cash dividends paid thereon. Stock dividends distributed with respect to shares of Restricted Stock shall be treated as additional shares under the Restricted Stock Grant and shall be subject to the restrictions and other terms and conditions set forth therein.

9. PERFORMANCE GRANTS AND AWARDS.

(a) **Eligibility and Terms**. The Committee may grant Employees, Directors and Consultants of the Company and its Subsidiaries the prospective contingent right, expressed in Units, to receive payments of shares of Common Stock, cash or any combination thereof, with each Unit equivalent in value to one share of Common Stock, or equivalent to such other value or monetary amount as may be designated or established by the Committee ("Performance Grants"), based upon Company performance over a specified Performance Period. The Committee shall, in its sole discretion, determine the Participants eligible to receive Performance Grants. At the time each Performance Grant is made, the Committee shall establish the Performance Period, the Performance Measure and the targets to be attained relative to such Performance Measure (the "Performance Goals") in respect of such Performance Grant. The number of shares of Common Stock and/or the amount of cash earned and payable in settlement of a Performance Grant shall be determined at the end of the Performance Period (a "Performance Award").

(b) **Limitations on Grants and Awards.** The maximum number of shares of Common Stock which may be issued pursuant to Performance Grants shall be 500,000. The maximum number of shares which may be the subject of Performance Grants made to any Participant in respect of any Performance Period or during any calendar year shall be 50,000. The maximum amount any Participant may receive during any calendar year as Performance Awards pursuant to Performance Grants shall not exceed $1,000,000, determined using the Fair Market Value of such Performance Awards as of the last day of the applicable Performance Period or Periods or as of the date or dates of the payment thereof, whichever is higher.

(c) **Performance Goals, Performance Measures and Performance Periods.** Each Performance Grant shall provide that, in order for a Participant to receive an Award of all or a portion of the Units subject to such Performance Grant, the Company must achieve certain Performance Goals over a designated Performance Period having a minimum duration of one year, with attainment of the Performance Goals determined using a specific Performance Measure. The Performance Goals and Performance Period shall be established by the Committee in its sole discretion. The Committee shall establish a Performance Measure for each Performance Period for determining the portion of the Performance Grant which will be earned or forfeited based on the extent to which the Performance Goals are achieved or exceeded. In setting Performance Goals, the Committee may use a Performance Measure based on any one, or on any combination, of the following Company performance factors as the Committee deems appropriate: (i) Cumulative Net Income Per Share; (ii) Cumulative Net Income; (iii) return on sales; (iv) total shareholder return; (v) return on assets; (vi) economic value added; (vii) cash flow, (viii) return on equity; and (ix) cumulative operating income (which shall equal consolidated sales minus cost of goods sold and selling, administrative and general expense). Performance Goals may include minimum, maximum and target levels of performance, with the size of the Performance Award based on the level attained. Once established by the Committee and specified in the grant agreement, and if and to the extent provided in or required by the grant agreement, the Performance Goals and the Performance Measure in respect of any Performance Grant (or any Restricted Stock Grant or Stock-Based Grant that requires the attainment of Performance Goals as a condition to the Award) shall not be changed. The Committee may, in its discretion, eliminate or reduce (but not increase) the amount of any Performance Award (or Restricted Stock or Stock-Based Award) that otherwise would be payable to a Participant upon attainment of the Performance Goal(s)..

(d) **Form of Grants.** Performance Grants may be made on such terms and conditions not inconsistent with the Plan, and in such form or forms, as the Committee may from time to time approve. Performance Grants may be made alone, in addition to in tandem with, or independent of other grants and Awards under the Plan. Subject to the terms of the Plan, the Committee shall, in its discretion, determine the number of Units subject to each Performance Grant made to a Participant and the Committee may impose different terms and conditions on any particular Performance Grant made to any Participant. The Performance Goals, the Performance Period or

Periods, and the Performance Measure applicable to a Performance Grant shall be set forth in the relevant grant agreement.

(e) **Payment of Awards**. Each Participant shall be entitled to receive payment in an amount equal to the aggregate Fair Market Value (if the Unit is equivalent to a share of Common Stock), or such other value as the Committee shall specify, of the Units earned in respect of such Performance Award. Payment in settlement of a Performance Award may be made in shares of Common Stock, in cash, or in any combination of Common Stock and cash, and at such time or times, as the Committee, in its discretion, shall determine.

10. OTHER STOCK-BASED GRANTS AND AWARDS.

(a) **In General**. The Committee may make other grants and Awards pursuant to which Common Stock is, or in the future may be, acquired by Participants, and other grants and Awards to Participants denominated in Common Stock Equivalents or other Units ("Stock-Based Grants"). Such Stock-Based Grants may be granted alone or in addition to, in tandem with, or independent of any other grant made or Award effected under the Plan.

(b) **Eligibility And Terms**. The Committee may make Stock-Based Grants to Employees, Directors or Consultants of the Company and its Subsidiaries. Subject to the provisions of the Plan, the Committee shall have authority to determine the Participant to whom, and the time or times at which, Stock-Based Grants will be made, the number of shares of Common Stock, if any, to be subject to or covered by each Stock-Based Grant, and any and all other terms and conditions of each Stock-Based Grant.

(c) **Limitations**. The aggregate number of shares of Common Stock issued to Participants pursuant to Stock-Based Grants made and Awards effected pursuant to this Section 10 shall not exceed 500,000. No Participant shall receive more than 50,000 shares of Common Stock in settlement of Stock-Based Grants ("Stock-Based Awards") during any calendar year. The maximum amount any Participant may receive in Stock-Based Awards during any calendar year shall not exceed $1 million, determined using the Fair Market Value of any shares of Common Stock delivered in payment of the Stock-Based Awards on the date or dates of the payment thereof.

(d) **Form of Grants; Payment of Awards**. Stock-Based Grants may be made in such form or forms and on such terms and conditions, including the attainment of specific Performance Goals, as the Committee, in its discretion, shall approve. Payment of Stock-Based Awards may be made in cash, in shares of Common Stock, or in any combination of cash and shares of Common Stock, and at such time or times, as the Committee shall determine.

11. WITHHOLDING.

The Committee may, in its discretion, and subject to its prior approval in the case of any Participant required to file reports pursuant to Section 16(a) of the Exchange Act, at any time a distribution is made under the Plan, whether in cash or in shares, or at the time any Option is exercised, withhold from such distribution or shares issuable upon the exercise of an Option, any amount necessary to satisfy federal, foreign, state and local withholding requirements with respect to and at the time of such distribution or exercise of such Option. Such withholding may be satisfied at the Committee's option either by cash or withholding of shares. To the extent that any such withholding requirements are not satisfied, each Participant shall pay to the Company any federal, foreign, state or local taxes of any kind required by law to be withheld with respect to a distribution under the Plan or the exercise of an Option.

12. DEFERRALS.

The Committee may, whether at the time of grant or at anytime thereafter prior to payment or settlement, require a Participant to defer, or permit (subject to such conditions as the Committee may from time to time establish) a Participant to elect to defer, receipt of all or any portion of any payment of cash or shares of Common Stock that would otherwise be due to such Participant in payment or settlement of any Award under the Plan, other than Incentive Stock Options. If any such deferral is required by the Committee (or is elected by the Participant with the permission of the Committee), the Committee shall establish rules and procedures for such payment deferrals. The Committee may provide for the payment or crediting of interest, at such rate or rates as it shall in its discretion deem appropriate, on such deferred amounts credited in cash and the payment or crediting of dividend equivalents in respect of deferred amounts credited in Common Stock Equivalents. Deferred amounts may be paid in a lump sum or in installments in the manner and to the extent permitted, and in accordance with rules and procedures established, by the Committee.

13. NON-TRANSFERABILITY OF GRANTS AND AWARDS.

No grant or Award under the Plan, and no right or interest therein, shall be (i) assignable, alienable or transferable by a Participant, except by will or the laws of descent and distribution, or (ii) subject to any obligation, or the lien or claims of any creditor, of any Participant, or (iii) subject to any lien, encumbrance or claim of any party made in respect of or through any Participant, however arising. During the lifetime of a Participant, Stock Options and Stock Appreciation Rights are exercisable only by, and shares of Common Stock issued upon the exercise of Stock Options and Stock Appreciation Rights or in settlement of other Awards will be issued only to, and other payments in settlement of any Award will be payable only to, the Participant or his or her legal representative. The Committee may, in its sole discretion, authorize written designations of beneficiaries and authorize Participants to designate beneficiaries with the authority to exercise Stock Options and Stock Appreciation Rights granted to a Participant in the event of his or her death. Notwithstanding the foregoing, the Committee may, in its sole discretion and on and subject to such terms and conditions as it shall deem appropriate, which terms and conditions shall be set forth in the related grant agreement: (i) authorize a Participant to transfer all or a portion of any Non-Qualified Stock Option or Stock Appreciation Right, as the case may be, granted to such Participant; provided, that in no event shall any transfer be made to any person or persons other than such Participant's spouse, children or grandchildren, or a trust for the exclusive benefit of one or more such persons, which transfer must be made as a gift and without any consideration; and (ii) provide for the transferability of a particular grant or Award pursuant to a qualified domestic relations order. All other transfers and any retransfer by any permitted transferee are prohibited and any such purported transfer shall be null and void.

Each Stock Option or Stock Appreciation Right which becomes the subject of permitted transfer (and the Participant to whom it was granted by the Company) shall continue to be subject to the same terms and conditions as were in effect immediately prior to such permitted transfer. The Participant shall remain responsible to the Company for the payment of all withholding taxes incurred as a result of any exercise of such Stock Option or Stock Appreciation Right. In no event shall any permitted transfer of a Stock Option or Stock Appreciation Right create any right in any party in respect of any Stock Option, Stock Appreciation Right or other grant or Award, other than the rights of the qualified transferee in respect of such Stock Option or Stock Appreciation Right specified in the related grant agreement.

14. CHANGE IN CONTROL.

(a) **Effect On Grants.** In the event of a Change in Control (as defined below) of the Company, the Board of Directors, in its sole discretion, may provide for accelerated exercise and/or vesting of Stock Options, Stock Appreciation Rights and Restricted Stock Grants, for removal of transfer restrictions, and/or that Performance Grants and other Stock-Based Grants shall be deemed to have been fully earned, at the maximum amount of the award opportunity specified in the grant agreement, as of the date of the Change in Control.

(b) **Change In Control Defined.** A "Change in Control" of the Company shall occur when: (i) any Acquiring Person (other than the Company, any Subsidiary, any employee benefit plan of the Company or of any Subsidiary, or any person or entity organized, appointed or established by the Company or a Subsidiary for or pursuant to the terms of any such plans), alone, or together with its Affiliates and Associates, shall become the beneficial owner of twenty-five percent (25%) or more of the shares of Common Stock then outstanding (except pursuant to an offer for all outstanding shares of Common Stock at a price and upon such terms and conditions as a majority of the Continuing Directors determines to be in the best interest of the Company and its shareholders); or (ii) the shareholders of the Company approve a definitive agreement for a merger or consolidation involving the Company which would result in the Common Stock outstanding immediately prior to such merger or consolidation continuing to represent (whether by remaining outstanding or by being converted into voting securities of the surviving entity) less than fifty percent (50%) of the combined voting power of the Company and such other entity outstanding immediately after such merger or consolidation; or (iii) the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or other disposition of all or substantially all of the assets of the Company; or (iv) the Continuing Directors no longer constitute a majority of the Board of Directors. "Acquiring Person" means any person (any individual, firm, corporation or other entity) who or which, together with all its Affiliates and Associates, shall be the beneficial owner of a substantial block of Common Stock. The terms "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 under the Exchange Act. The term "Continuing Director" means any individual who is a member of the Board of Directors, while such individual is a member of the Board of Directors, who is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or a representative or nominee of an Acquiring Person or of any such Affiliate or Associate, and was a member of the Board of Directors prior to the occurrence of a Change in Control, and any successor of a Continuing Director, while such successor is a member of the Board of Directors, who is not an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or representative or nominee of an Acquiring Person or of any such Affiliate or Associate, and is recommended or elected to succeed the Continuing Director by a majority of the Continuing Directors.

15. AMENDMENT, SUSPENSION AND TERMINATION.

The Board or the Committee may suspend or terminate the Plan or any portion thereof at any time and may amend it from time to time in such respects as the Board or the Committee may deem advisable; provided, however, that no such amendment shall be made without shareholder approval to the extent such approval is required by law, agreement or the rules of any exchange upon which the Common Stock is listed, and no such amendment, suspension or termination shall impair the rights of Participants under outstanding Options without the consent of the Participants affected thereby, except as otherwise provided herein.

#####

EARTHWALK COMMUNICATIONS, INC.

1999 EQUITY INCENTIVE PLAN

1. PURPOSE. The purpose of this 1999 Equity Incentive Plan (the "Plan") of EarthWalk Communications, a Virginia corporation (the "Company"), is to advance the interests of the Company and its shareholders by providing a means to attract, retain, and reward directors, officers and other key employees and consultants of the Company and its subsidiaries (including consultants providing services of substantial value) and to enable such persons to acquire or increase a proprietary interest in the Company, thereby promoting a closer identity of interests between such persons and the Company's shareholders.

2. DEFINITIONS. The definitions of awards under the Plan, including Options, SARs, Restricted Stock, Deferred Stock, Stock granted as a bonus or in lieu of other awards, Dividend Equivalents, and Other Stock-Based Awards, are set forth in Section 6 of the Plan. Such awards, together with any other right or interest granted to a Participant under the Plan, are termed "Awards." For purposes of the Plan, the following additional terms shall be defined as set forth below:

(a) "AWARD AGREEMENT" means any written agreement, contract, or other instrument or document evidencing an Award.

(b) "BENEFICIAL OWNERSHIP" and "BENEFICIAL OWNER" shall have the meanings ascribed to such terms in Rule 13d-3 under the Exchange Act.

(c) "BENEFICIARY" shall mean the person, persons, trust, or trusts that have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under this Plan upon such Participant's death or, if there is no designated Beneficiary or surviving designated Beneficiary, then the person, persons, trust, or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(d) "BOARD" means the Board of Directors of the Company.

(e) "CODE" means the Internal Revenue Code of 1986, as amended from time to time. References to any provision of the Code shall be deemed to include regulations thereunder and successor provisions and regulations thereto.

(f) "COMMITTEE" means (i) the Compensation Committee of the Board, or such other Board committee as may be designated by the Board to administer the Plan, provided, however, that, to the extent necessary to comply with Rule 16b-3, such committee shall consist of two or more directors, each of whom is a "disinterested person" within the meaning of Rule 16b-3, or (ii) in the absence of any such committee, the Board.

(g) "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended from time to time. References to any provision of the Exchange Act shall be deemed to include rules and regulations thereunder and successor provisions and rules and regulations thereto.

(h) "FAIR MARKET VALUE" means, with respect to Stock, Awards, or other property, the fair market value of such Stock, Awards, or other property determined by such methods or procedures as shall be established from time to time by the Committee; provided, however, that (i) if the Stock is listed on a national securities exchange or quoted in an automated quotation system, the Fair Market Value of such Stock on a given date shall be based upon the last sales price or, if unavailable, the average of the closing bid and asked prices per share of the Stock on such date (or, if there was no trading or quotation in the Stock on such date, on the next preceding date on which there was trading or quotation) as provided by one of such organizations, (ii) the Fair Market Value of Stock on the date on which shares of Stock are first issued and sold pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission shall be the Initial Public Offering price of the shares so issued and sold, as set forth in the first final prospectus used in such offering, and (iii) the Fair Market Value of Stock prior to the date of the Initial Public Offering shall be as determined by the Board.

(i) "INITIAL PUBLIC OFFERING" shall mean an initial public offering of shares of Stock in a firm commitment underwriting registered with the Securities and Exchange Commission in compliance with the provisions of the Securities Act of 1933, as amended.

(j) "ISO" means any Option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Code.

(k) "NON-EMPLOYEE DIRECTOR" shall mean a member of the Board who is not otherwise an employee of the Company or any subsidiary.

(l) "PARTICIPANT" means a person who, at a time when eligible under Section 5 hereof, has been granted an Award under the Plan.

(m) "RULE 16B-3" means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

(n) "STOCK" means the Common Stock, without par value, of the Company and such other securities as may be substituted for Stock or such other securities pursuant to Section 4 hereof.

3. ADMINISTRATION.

(a) AUTHORITY OF THE COMMITTEE. The Plan shall be administered by the Committee. All expenses of administering the Plan shall be borne by the Company. The

Committee shall have full and final authority to take the following actions, in each case subject to and consistent with the provisions of the Plan:

(i) to select Participants to whom Awards may be granted;

(ii) to determine the type or types of Awards to be granted to each Participant;

(iii) to determine the number of Awards to be granted, the number of shares of Stock to which an Award will relate, the terms and conditions of any Award granted under the Plan (including, but not limited to, any exercise price, grant price, or purchase price, any restriction or condition, any schedule for lapse of restrictions or conditions relating to transferability or forfeiture, exercisability, or settlement of an Award, and waivers or accelerations thereof, and waivers of or modifications to performance conditions relating to an Award, based in each case on such considerations as the Committee shall determine), and all other matters to be determined in connection with an Award;

(iv) to determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Stock, other Awards, or other property, or an Award may be cancelled, forfeited, or surrendered;

(v) to determine whether, to what extent, and under what circumstances cash, Stock, other Awards, or other property payable with respect to an Award will be deferred either automatically, at the election of the Committee, or at the election of the Participant;

(vi) to prescribe the form of each Award Agreement, which need not be identical for each Participant;

(vii) to adopt, amend, suspend, waive, and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer the Plan;

(viii) to correct any defect or supply any omission or reconcile any inconsistency in the Plan and to construe and interpret the Plan and any Award, rules and regulations, Award Agreement, or other instrument hereunder; and

(ix) to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

(b) MANNER OF EXERCISE OF COMMITTEE AUTHORITY. Unless authority is specifically reserved to the Board under the terms of the Plan, the Company's Articles of Incorporation or Bylaws, or applicable law, the Committee shall have sole discretion in exercising authority under the Plan. Any action of the Committee with respect to the Plan shall be final, conclusive, and binding on all persons, including the Company, subsidiaries of the

Company, Participants, any person claiming any rights under the Plan from or through any Participant, and shareholders. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to officers of the Company or any subsidiary the authority, subject to such terms as the Committee shall determine, to perform administrative functions and, with respect to Participants not subject to Section 16 of the Exchange Act, to perform such other functions as the Committee may determine, to the extent permitted under Rule 16b-3, if applicable, and other applicable law.

(c) LIMITATION OF LIABILITY. Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him by any officer or other employee of the Company or any subsidiary, the Company's independent certified public accountants, or any executive compensation consultant, legal counsel, or other professional retained by the Company to assist in the administration of the Plan. To the extent permitted by applicable law and the Company's Articles of Incorporation, as they may be amended from time to time, no member of the Committee, nor any officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on their behalf shall be fully indemnified and protected by the Company with respect to any such action, determination, or interpretation.

4. STOCK SUBJECT TO PLAN.

(a) AMOUNT OF STOCK RESERVED. The total amount of Stock that may be subject to outstanding Award shall not exceed 250,000 shares. Shares subject to Awards of ISOs, Restricted Stock or Deferred Stock shall not be deemed delivered if such Awards are forfeited, expire or otherwise terminate without delivery of shares to the Participant and may be reallocated to other Awards granted under the Plan. If an Award valued by reference to Stock may only be settled in cash, the number of shares to which such Award relates shall be deemed to be Stock subject to such Award for purposes of this Section 4(a). Any shares of Stock delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued shares.

(b) ADJUSTMENTS. In the event of any dividend or other distribution (whether in the form of cash, Stock, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, or share exchange, or other similar corporate transaction or event, affects the Stock such that an adjustment is appropriate in order to prevent the dilution or enlargement of the rights of Participants under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and kind of shares of Stock deemed to be available thereafter for grants of Awards under Section 4(a) (including with respect to the limitations relating to ISOs and to Restricted and Deferred Stock), (ii) the number and kind of shares of Stock that may be delivered or deliverable in respect of outstanding Awards, and (iii) the exercise price, grant price, or purchase price relating to any Award (or, if deemed appropriate, the Committee may make provision for a cash payment with respect to any outstanding Award). In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including, without limitation, cash payments in exchange for an Award or substitution of Awards using stock of a successor or other entity) in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence) affecting the Company or any subsidiary or the financial statements of the Company or any subsidiary, or in response to changes in applicable laws, regulations, or accounting principles. Notwithstanding the foregoing, no adjustments shall be authorized under this Section 4(c) with respect to ISOs or SARs in tandem therewith to the extent that such authority would cause the Plan to violate Section 422(b)(1) of the Code, and no such adjustment shall be authorized with respect to Options or other Awards granted in accordance with Section 7(f) hereof to the extent that such authority would cause such Options or other Awards to fail to qualify as "performance-based compensation" under Section 162(m)(4)(C) of the Code and regulations thereunder (including Regulation 1.162-27(e)(2)).

5. ELIGIBILITY. Directors, executive officers and other key employees of the Company and its subsidiaries and persons who provide consulting or other services to the Company deemed by the Committee to be of substantial value to the Company are eligible to be granted Awards under the Plan. In addition, a person who has been offered employment by the Company or its subsidiaries is eligible to be granted an Award under the Plan, provided that such Award shall be cancelled if such person fails to commence such employment, and no payment of value may be made in connection with such Award until such person has commenced such employment.

6. SPECIFIC TERMS OF AWARDS.

(a) GENERAL. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 8(e) hereof), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of employment or service of the Participant. Except as provided in Sections 6(f), 6(h), or 7(a) hereof, or to the extent required to comply with requirements of the Virginia Stock Corporation Act that lawful consideration be paid for Stock, only services may be required as consideration for the grant (but not the exercise) of any Award.

(b) OPTIONS. The Committee is authorized to grant Options to Participants (including "reload" options automatically granted to offset specified exercises of options) on the following terms and conditions:

(i) EXERCISE PRICE. The exercise price per share of Stock purchasable under an Option shall be determined by the Committee, but shall not be less than the Fair Market Value of the date of the grant of the Option.

(ii) TIME AND METHOD OF EXERCISE. The Committee shall determine the time or times at which an Option may be exercised in whole or in part, the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, including, without limitation, cash, Stock, other Awards or awards granted under other Company plans, or other property (including notes or other contractual obligations of Participants to make payment on a deferred basis, such as through "cashless exercise" arrangements, to the extent permitted by applicable law), and the methods by which Stock will be delivered or deemed to be delivered to Participants. In addition, in the period preceding the Initial Public Offering, the Committee may require, as a condition precedent to acquiring Stock through exercise of an Option, that a Participant execute one or more agreements relating to obligations in connection with ownership of the Stock or restrictions on transfer of the Stock.

(iii) ISOs. The Committee may designate at the time that an Option is granted to an employee of the Company or any subsidiary whether the Option is to be treated as an ISO or a nonstatutory stock option. In the absence of any such designation, an Option granted to any such employee shall be treated as a nonstatutory stock option. The terms of any ISO granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, including, without limitation, the requirements that no ISO shall be granted more than ten years after the effective date of the Plan and that no ISO shall be granted to any Participant if it would cause the aggregate Fair Market Value of the Stock with respect to which ISOs are exercisable by that Participant for the first time during any calendar year to exceed $100,000. Notwithstanding anything contained in the Plan to the contrary, no term of the Plan relating to ISOs shall be interpreted, amended, or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any ISO under Section 422 of the Code.

(iv) TERMINATION OF EMPLOYMENT. Except as otherwise determined by the Committee, upon termination of a Participant's employment or service with the Company and its subsidiaries (as determined under criteria established by the Committee), such Participant may exercise any Option during the three month period following such termination of employment, but only to the extent that such Option was exercisable immediately prior to such termination of employment. Notwithstanding the foregoing, if the Committee determines that such termination is for cause, all Options held by the Participant shall immediately terminate.

(c) STOCK APPRECIATION RIGHTS. The Committee is authorized to grant SARs to Participants on the following terms and conditions:

(i) RIGHT TO PAYMENT. An SAR shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise (or, if the Committee shall so determine in the case of any such right other than one related to an ISO, the Fair Market Value of one share at any time during a specified period before or after the date of exercise) over (B) the grant price of the SAR as determined by the Committee as of the date of grant of the SAR, which, except as provided in Section 7(a) hereof, shall be not less than the Fair Market Value of one share of Stock on the date of grant.

(ii) OTHER TERMS. The Committee shall determine the time or times at which an SAR may be exercised in whole or in part, the method of exercise, the method of settlement, the form of consideration payable in settlement, the method by which Stock will be delivered or deemed to be delivered to Participants, and any other terms and conditions of any SAR (subject to Section 7(b) hereof).

(d) RESTRICTED STOCK. The Committee is authorized to grant Restricted Stock to Participants on the following terms and conditions:

(i) GRANT AND RESTRICTIONS. Restricted Stock shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, or otherwise, as the Committee may determine. Except to the extent restricted under the terms of the Plan and any Award Agreement relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a stockholder including, without limitation, the right to vote Restricted Stock and the right to receive dividends thereon.

(ii) FORFEITURE. Except as otherwise determined by the Committee, upon termination of employment or service with the Company and its subsidiaries (as determined under criteria established by the Committee) during the applicable restriction period, all Restricted Stock that is at that time subject to restrictions shall be forfeited and reacquired by the Company; provided, however, that the Committee may provide in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of termination resulting from specified causes. Notwithstanding anything contained in the Plan to the contrary (other than Section 7(g) hereof), all Awards of Restricted Stock, other than an Award granted pursuant to Section 7(f) hereof, shall be forfeited upon a Participant's termination of employment or other service with the Company and its subsidiaries within three years of the date the award is granted, provided, however, that the Committee may make exceptions in the event such termination is by reason of the Participant's death or disability.

(iii) CERTIFICATES FOR STOCK. Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, such certificates shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, the Company shall retain physical possession of the certificate, and the Participant shall have delivered a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(iv) DIVIDENDS. Dividends paid on Restricted Stock shall be either paid at the dividend payment date in cash or in shares of unrestricted Stock having a Fair Market Value equal to the amount of such dividends, or the payment of such dividends shall be deferred and/or the amount or value thereof automatically reinvested in additional Restricted Stock, other Awards, or other investment vehicles, as the Committee shall determine or permit the Participant to elect. Stock distributed in connection with a Stock split or Stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

(e) DEFERRED STOCK. The Committee is authorized to grant Deferred Stock to Participants on the following terms and conditions:

(i) AWARD AND RESTRICTIONS. Delivery of Stock will occur upon expiration of the deferral period specified for an Award of Deferred Stock by the Committee (or, if permitted by the Committee, as elected by the Participant). In addition, Deferred Stock shall be subject to such restrictions as the Committee may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times, separately or in combination, in installments, or otherwise, as the Committee may determine.

(ii) FORFEITURE. Except as otherwise determined by the Committee, upon termination of employment or service with the Company and its subsidiaries (as determined under criteria established by the Committee) during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Deferred Stock), all Deferred Stock that is at that time subject to deferral (other than a deferral at the election of the Participant) shall be forfeited; provided, however, that the Committee may provide in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Deferred Stock will be waived in whole or in part in the event of termination resulting from specified causes. Notwithstanding anything contained in the Plan to the contrary (other than Section 7(g) hereof), all Awards of Deferred Stock, other than an Award granted pursuant to Section 7(f) hereof, shall be forfeited upon a Participant's termination of employment or other service with the Company and its subsidiaries within three years of the date the award is granted; provided, however, that the Committee may make exceptions in the event such termination is by reason of the Participant's death or disability.

(f) BONUS STOCK AND AWARDS IN LIEU OF CASH OBLIGATIONS. The Committee is authorized to grant Stock as a bonus, or to grant Stock or other Awards in lieu of Company obligations to pay cash under other plans or compensatory arrangements, provided that, in the case of Participants subject to Section 16 of the Exchange Act, such cash amounts are determined under such other plans in a manner that complies with applicable requirements of Rule 16b-3 so that the acquisition of Stock or Awards hereunder shall be exempt from Section 16(b) liability. Stock or Awards granted hereunder shall be subject to such other terms as shall be determined by the Committee.

(g) DIVIDEND EQUIVALENTS. The Committee is authorized to grant Dividend Equivalents to a Participant, entitling the Participant to receive cash, Stock, other Awards, or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments. The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Stock, Awards, or other investment vehicles as the Committee may specify.

(h) OTHER STOCK-BASED AWARDS. The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Stock, purchase rights for Stock, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the book value of Stock or the value of securities of or the performance of specified subsidiaries. The Committee shall determine the terms and conditions of such Awards. Stock delivered pursuant to an Award in the nature of a purchase right granted under this Section 6(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Stock, other Awards, or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under the Plan, shall also be authorized pursuant to this Section 6(h).

7. CERTAIN PROVISIONS APPLICABLE TO AWARDS.

(a) STAND-ALONE, ADDITIONAL, TANDEM, AND SUBSTITUTE AWARDS. Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for, any other Award granted under the Plan or any award granted under any other plan of the Company, any subsidiary, or any business entity to be acquired by the Company or a subsidiary, or any other right of a Participant to receive payment from the Company or any subsidiary. Awards granted in addition to or in tandem with other Awards or awards may be granted either as of the same time as or a different time from the grant of such other Awards or awards.

(b) TERM OF AWARDS. The term of each Award shall be for such period as may be determined by the Committee; provided, however, that in no event shall the term of any ISO or an SAR granted in tandem therewith exceed a period of ten years from the date of its grant (or such shorter period as may be applicable under Section 422 of the Code).

(c) FORM OF PAYMENT UNDER AWARDS. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a subsidiary upon the grant or exercise of an Award may be made in such forms as the Committee shall determine, including, without limitation, cash, Stock, other Awards, or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. Such payments may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents in respect of installment or deferred payments denominated in Stock.

(d) RULE 16B-3 COMPLIANCE. It is the intent of the Company that this Plan comply in all respects with applicable provisions of Rule 16b-3 or Rule 16a-1(c)(3) under the Exchange Act in connection with any grant of Awards to or other transaction by a Participant who is subject to Section 16 of the Exchange Act (except for transactions exempted under alternative Exchange Act rules or acknowledged in writing to be non-exempt by such Participant). Accordingly, if any provision of this Plan or any Award Agreement relating to an Award does not comply with the requirements of Rule 16b-3 or Rule 16a-1(c)(3) as then applicable to any such transaction, such provision will be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 or Rule 16a-1(c)(3) so that such Participant shall avoid liability under Section 16(b). In addition, notwithstanding other provisions of the Plan, the exercise price of any Award carrying a right to exercise granted to a Participant subject to Section 16 of the Exchange Act shall be not less than 50% of the Fair Market Value of Stock as of the date that such Award is granted if such pricing limitation is required under Rule 16b-3 at the time of such grant.

(e) LOAN PROVISIONS. With the consent of the Committee, and subject at all times to, and only to the extent, if any, and in accordance with, laws and regulations and other binding obligations or provisions applicable to the Company, the Company may make, guarantee, or arrange for a loan or loans to a Participant with respect to the exercise of any Option or other payment in connection with any Award, including the payment by a Participant of any or all federal, state, or local income or other taxes due in connection with any Award. Subject to such limitations, the Committee shall have full authority to decide whether to make a loan or loans hereunder and to determine the amount, terms, and provisions of any such loan or loans, including, without limitation, the interest rate to be charged in respect of any such loan or loans, whether the loan or loans are to be with or without recourse against the borrower, the terms on which the loan is to be repaid and conditions, if any, under which the loan or loans may be forgiven.

(f) PERFORMANCE-BASED AWARDS TO "COVERED EMPLOYEES". Notwithstanding other provisions of the Plan, the provisions of this Section 7(f) shall apply to any Award the exercisability or settlement of which is subject to the achievement of performance conditions (other than an Option or SAR granted with an exercise or base price at least equal to 100% of the Fair Market Value of Stock on the date of grant) if such Award is granted to a person who, at the time of grant, is a "covered employee." The definition of "covered employee," and other terms used in this Section 7(f), shall be interpreted in a manner consistent with Section 162(m) of the Code and regulations thereunder (including Regulation 1.162-27). The performance objectives for an Award subject to this Section 7(f) shall consist of one or more business criteria and a targeted level or levels of performance with respect to such criteria, as specified by the Committee but subject to this Section 7(f). Performance objectives shall be objective and shall otherwise meet the requirements (including the shareholder approval requirements) of Section 162(m)(4)(C) of the Code and regulations thereunder (including Regulation 1.162-27(e)(2)). The following business criteria may be used by the Committee in connection with a performance objective:

(1) Annual earnings before payment of taxes and interest;

(2) Annual earnings per share; and/or

(3) Annual return on common equity.

Achievement of performance objectives shall be measured over a period of one, two, three, or four years, as specified by the Committee. No business criteria other than those named above may be used in establishing the performance objective for an Award to a covered employee. For each such Award relating to a covered employee, the Committee shall establish the targeted level or levels of performance for each business criteria. Performance objectives may differ for

Awards under this Section 7(f) to different covered employees. The Committee may determine that an Award under this Section 7(f) shall be payable upon achievement of any one of the performance objectives or may require that two or more of the performance objectives must be achieved in order for an Award to be payable. The Committee may, in its discretion, reduce the amount of a payout otherwise to be made in connection with an Award under this Section 7(f), but may not exercise discretion to increase such amount, and the Committee may consider other performance criteria in exercising such discretion. All determinations by the Committee as to the achievement of performance objectives shall be made in writing. The Committee may not delegate any responsibility under this Section 7(f).

(g) NO ACCELERATION UPON A CHANGE OF CONTROL. Unless otherwise provided by the Committee in an Award Agreement, any change in control of the Company shall not affect in any manner the exercisability or vesting of any outstanding Option or SAR, any restrictions applicable to any outstanding Restricted Stock, or any conditions and/or restrictions relating to the continued performance of services and/or the achievement of performance objectives with respect to the exercisability or full enjoyment of an Award.

8. GENERAL PROVISIONS.

(a) COMPLIANCE WITH LEGAL AND EXCHANGE REQUIREMENTS. The Company shall not be obligated to deliver Stock upon the exercise or settlement of any Award or take other actions under the Plan until the Company shall have determined that applicable federal and state laws, rules, and regulations have been complied with and such approvals of any regulatory or governmental agency have been obtained and contractual obligations to which the Award may be subject have been satisfied. The Company, in its discretion, may postpone the issuance or delivery of Stock under any Award until completion of the listing for trading and quotation on any stock exchange or automated quotation system or registration or qualification of such Stock or other required action under any federal or state law, rule, or regulation as the Company may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Stock under the Plan.

(b) TRANSFERABILITY. Except as otherwise provided by the Committee, Awards and other rights of Participants under the Plan may not be transferred to third parties, pledged, mortgaged, hypothecated, or otherwise encumbered, and shall not be subject to claims of creditors, except as designated by the Participant by will or by the laws of descent and distribution (or pursuant to a Beneficiary designation).

(c) NO RIGHT TO CONTINUED EMPLOYMENT OR SERVICE. Neither the Plan nor any action taken hereunder shall be construed as giving any employee or person providing consulting or other services to the Company and its subsidiaries the right to be retained in the employ or service of the Company or any of its subsidiaries, nor shall it interfere in any way with the right of the Company or any of its subsidiaries to terminate any employee's employment or terminate any contract with a person providing consulting or other services at any time.

(d) TAXES. The Company and its subsidiaries are authorized to withhold from any Award granted or to be settled, any payment relating to an Award under the Plan, including from a distribution of Stock, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations.

(e) CHANGES TO THE PLAN AND AWARDS. The Board may amend, alter, suspend, discontinue, or terminate the Plan or the Committee's authority to grant Awards under the Plan without the consent of shareholders or Participants, except that any such action shall be subject to the approval of the Company's shareholders at or before the next annual meeting of shareholders for which the record date is after such Board action if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to shareholders for approval; provided, however, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant under any Award theretofore granted to him. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue, or terminate, any Award theretofore granted and any Award Agreement relating thereto; provided, however, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant under such Award or Award Agreement. Notwithstanding the foregoing, the Board may make any such amendment to cause the Plan or an Award to qualify for an exemption under Rule 16b-3 without the consent of a Participant.

(f) NO RIGHTS TO AWARDS; NO STOCKHOLDER RIGHTS. No Participant, employee, or other person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants, employees, and other persons. No Award shall confer on any Participant any of the rights of a stockholder of the Company unless and until Stock is duly issued or transferred and delivered to the Participant in accordance with the terms of the Plan and the Award.

(g) UNFUNDED STATUS OF AWARDS; CREATION OF TRUSTS. The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company's obligations under the Plan to deliver cash, Stock, other Awards, or other property pursuant to any Award, which trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Committee otherwise determines with the consent of each affected Participant.

(h) NONEXCLUSIVITY OF THE PLAN. Neither the adoption of the Plan by the Board nor its submission to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

(i) NO FRACTIONAL SHARES. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) COMPLIANCE WITH CODE SECTION 162(M). It is the intent of the Company that Options and other Awards subject to the performance objectives specified under Section 7(f) hereof granted under the Plan to persons who are "covered employees" within the meaning of Code Section 162(m) and regulations thereunder (including Regulation 1.162-27(c)(2)) shall constitute "qualified performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder (including Regulation 1.162-27(e), and subject to the transition rules under Regulation 1.162-27(h)(2)) thereunder. Accordingly, if any provision of the Plan or any Award Agreement relating to such an Award granted to a "covered employee" does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements, and no provision shall be deemed to confer upon the Committee or any other person discretion to increase the amount of compensation otherwise payable to a "covered employee" in connection with any such Award upon attainment of the performance objectives.

(k) GOVERNING LAW. The validity, construction, and effect of the Plan and any Award Agreement shall be determined in accordance with the Virginia Stock Corporation Act, without giving effect to principles of conflicts of laws and applicable federal law.

(l) EFFECTIVE DATE; PLAN TERMINATION. The Plan shall become effective as of the date of its adoption by the Board and shall continue in effect until terminated by the Board.

SERIES A PREFERRED STOCK PURCHASE AGREEMENT

This Agreement dated as of February 16, 2000 is entered into by and among EarthWalk Communications, Inc., a Virginia corporation (the "Company"), Loren W. Hershey ("Hershey"), Acadia Investments, L.C., a Virginia limited liability company ("Acadia" and, together with Hershey, the "Purchasers") and Evan T. McConnell and Margaret A. McConnell (the "Founders").

WHEREAS, the parties hereto desire to provide for the purchase and sale of certain securities of the Company as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, the parties hereto agree as follows:

1. Authorization and Sale of Shares.

(a) Authorization. The Company has duly authorized the issuance of up to 300,000 shares of its Series A Preferred Stock, no par value per share (the "Series A Preferred Stock"), having the rights, restrictions, privileges and preferences set forth in the Company's Amended and Restated Articles of Incorporation (including the designation of Series A Preferred Stock) attached hereto as Exhibit A-1 (the "Amended Articles"). The Company has, or on or before the Closing (as defined in Section 2) will have, adopted and filed the Amended Articles with the Virginia State Corporation Commission.

(b) Sale of Shares; Issuance of Warrants. Subject to the terms and conditions of this Agreement, at the Closing (as defined in Section 2), the Company will sell and issue to each of Hershey and Acadia, and each of Hershey and Acadia will purchase, 50,000 shares of Series A Preferred Stock for the purchase price of $10.00 per share. The shares of Series A Preferred Stock being sold under this Agreement are referred to as the "Shares". In addition, the Company will issue to each of Hershey and Acadia a Warrant in the form attached hereto as Exhibit A-2 to purchase 25,000 shares of Series A Preferred Stock, subject to adjustment, at an exercise price of $5.00 per share, subject to adjustment (the "Warrant").

(c) Use of Proceeds. The Company will use the proceeds from the sale of the Shares for working capital and other general corporate purposes.

2. Closing. The closing of the sale and purchase of Shares shall take place at the offices of Williams, Mullen, Clark & Dobbins in Washington, D.C. at 10:00 A.M. on February 23, 2000, or such other date and place as may be agreed by the parties (the "Closing"). At the Closing, the Company will deliver to each of the Purchaser a certificate for the number of Shares then being purchased by such Purchaser, registered in the name of such Purchaser, against payment to the Company of the purchase price therefor. In addition, the Company shall issue a Warrant to each of the Purchasers. The date of the Closing is hereinafter referred to as the "Closing Date". If at the Closing any of the conditions specified in Section 5 shall not have been fulfilled, the Purchasers shall, at their election, be relieved of all of their obligations under this Agreement without thereby waiving any other rights they may have by reason of such failure or

such nonfulfillment. The Company shall not issue additional shares of Series A Preferred Stock to any party other than the Purchasers without the Purchasers' prior written consent.

3. Representations of the Company. Subject to and except as disclosed by the Company in Exhibit B attached hereto, the Company represents and warrants to the Purchasers as follows:

(a) Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted by it and to enter into and perform this Agreement and the transactions contemplated hereby. The Company is duly qualified to do business as a foreign corporation and is in good standing in all jurisdictions where such qualification is required. The Company has furnished to the Purchasers true and complete copies of its Articles of Incorporation and Bylaws, each as amended to date and presently in effect.

(b) Capitalization. The authorized capital stock of the Company immediately prior to the Closing will consist of 5,000,000 shares of Common Stock, no par value per share ("Common Stock"), of which 2,291,863 shares are issued and outstanding, and 1,000,000 shares of Preferred Stock, no par value per share, of which 300,000 shares shall be designated as Series A Preferred Stock, of which 100,000 shares are issued and outstanding. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in Exhibit A, B or C hereto or provided in this Agreement, (i) no subscription, warrant, option, convertible security or other right (contingent or otherwise) to purchase or acquire any shares of capital stock of the Company is authorized or outstanding, (ii) there is not any commitment of the Company to issue any subscription, warrant, option, convertible security or other such right or to issue or distribute to holders of any shares of its capital stock any evidences of indebtedness or assets of the Company, and (iii) the Company has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof. Except as set forth in Exhibit B or C hereto or provided in this Agreement, no person or entity is entitled to (i) any preemptive or similar right with respect to the issuance of any capital stock of the Company, or (ii) any rights with respect to the registration of any capital stock of the Company under the Securities Act of 1933, as amended (the "Securities Act"). All of the issued and outstanding shares of Common Stock have been offered, issued and sold by the Company in compliance with applicable federal and state securities laws. To the best of the Company's knowledge, no shareholder of the Company has granted options or other rights to purchase any shares of Common Stock from such shareholder.

(c) Subsidiaries. The Company has no subsidiaries and does not own or control, directly or indirectly, any other corporation, association or business entity.

(d) Shareholder List and Agreements. Attached as Exhibit C is a true and complete list of the shareholders of the Company, showing the number of shares of Common Stock or other securities of the Company held by each shareholder as of the date of this Agreement. Except as set forth in Exhibit B or C hereto or as contemplated by this Agreement, there are no agreements, written or oral, between the Company and any holder of its capital stock, or, to the best knowledge of the Company, among any holders of its capital stock, relating to the acquisition, disposition or voting of the capital stock of the Company.

(e) Issuance of Shares. The issuance, sale and delivery of the Shares and the Warrants, the issuance and delivery of the shares of Common Stock issuable upon conversion of the Shares or the Warrants and the issuance and delivery of the shares of Series A Preferred Stock issuable upon exercise of the Warrants (the "Warrant Shares") have been duly authorized and reserved for issuance, as the case may be, by all necessary corporate action on the part of the Company, and the Shares when so issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement, the shares of Common Stock issuable upon conversion of the Shares or the Warrants when issued upon such conversion and the issuance of the Warrant Shares, when issued upon exercise of the Warrants, will be duly and validly issued, fully paid and nonassessable.

(f) Authority for Agreement. The execution, delivery and performance by the Company of this Agreement, the Warrants and the Amended and Restated Right of First Refusal and Co-Sale Agreement in the form of Exhibit F attached hereto among the Company, the Founders, the Purchasers and Next Generation Fund, L.L.C., a Virginia limited liability company ("NextGen") (the "Co-Sale Agreement") (this Agreement, the Warrants and the Co-Sale Agreement are referred to herein as "Agreements"), have been duly authorized by all necessary corporate action, and each of the Agreements has been duly executed and delivered by the Company. Each of the Agreements constitutes the valid and binding obligation of the Company and each Founder enforceable in accordance with its terms. The execution of the Agreements and performance of the transactions contemplated thereby and compliance with their provisions by the Company and each of the Founders will not violate any provision of law and will not conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default under, the Company's Articles of Incorporation or Bylaws, each as amended to date and presently in effect, or any indenture, lease, agreement or other instrument to which the Company or such Founder is a party or by which the Company, such Founder or any of their respective properties is bound, or any decree, judgment, order, statute, rule or regulation applicable to the Company.

(g) Governmental Consents. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any governmental authority is required on the part of the Company in connection with the execution and delivery of the Agreements, the offer, issue, sale and delivery of the Shares or the Warrants, or the other transactions to be consummated at each Closing, except (i) requisite filings with appropriate state securities authorities, which the Company hereby covenants to make on a timely basis, and (ii) such filings as shall have been made prior to and shall be effective on and as of each Closing. Based on the representations made by the Purchasers in Section 5 of this Agreement, and the making of such filings, the offer and sale of the Shares and the Warrants to the Purchasers will be in compliance with applicable federal and state securities laws.

(h) Litigation. There is no action, suit, proceeding or investigation pending, or, to the best of the Company's knowledge, any basis therefor or threat thereof, against the

Company, which questions the validity of this Agreement or the right of the Company to enter into any such agreement, or which might result, either individually or in the aggregate, in any material adverse change in the assets, condition (financial or otherwise), business or prospects of the Company.

(i) Financial Statements. The Company has furnished to the Purchasers a complete and correct copy of the unaudited balance sheet of the Company (the "Balance Sheet") as at January 31, 2000 (the "Balance Sheet Date") and the related statements of operations and cash flows compiled by the Company (collectively, the "Financial Statements"). The Financial Statements are complete and correct, are in accordance with the books and records of the Company and present fairly the financial condition and results of operations of the Company, as at the dates and for the periods indicated and have been prepared in accordance with generally accepted accounting principles consistently applied, except that the Financial Statements have been prepared for the internal use of management and may not be in accordance with generally accepted accounting principles because of the absence of footnotes normally contained therein and are subject to normal year-end audit adjustments which in the aggregate will not be material.

(j) Absence of Liabilities. The Company did not have, at the Balance Sheet Date, any liabilities of any type which in the aggregate exceeded $1,000, whether absolute or contingent, which were not fully reflected on the Balance Sheet, and, since the Balance Sheet Date, the Company has not incurred or otherwise become subject to any such liabilities or obligations ~~except in the ordinary course of business~~.

(k) Property and Assets. The Company has good title to all of its material properties and assets, including all properties and assets reflected in the Balance Sheet, except those disposed of since the date thereof in the ordinary course of business, and none of such properties or assets is subject to any mortgage, pledge, lien, security interest, lease, charge or encumbrance other than those the material terms of which are described in the Balance Sheet or in Exhibit B attached hereto.

(l) Patents and Trademarks. Set forth on Exhibit B attached hereto is a true and complete list of all patents, patent applications, trademarks, service marks, trademark and service mark applications, trade names, copyrights and licenses presently owned or held by the Company. The Company owns or possesses all of the patents, trademarks, service marks, trade names, copyrights, proprietary rights, trade secrets, and licenses or rights to the foregoing, necessary for the conduct of the Company's business as conducted and as proposed to be conducted, and all product concepts described in the 1999 EarthWalk Communications, Inc. Business Plan, as supplemented by the Company (the "Business Plan"). To the best of the Company's knowledge, the business proposed by the Company will not cause the Company to infringe or violate any of the patents, trademarks, service marks, trade names, copyrights, licenses, trade secrets or other proprietary rights of any other person or entity. The Company is not aware that any employee is obligated under any contract (including any license, covenant or commitment of any nature), or subject to any judgment, decree or order of any court or administrative agency, that would interfere with the use of such employee's best efforts to promote the interests of the Company or would conflict with the Company's business as proposed to be conducted. To the best of the Company's knowledge, no prior employer of any employee of the Company has any right to or interest in any inventions, improvements, discoveries or other information assigned to the Company by such employee pursuant to the nondisclosure and assignment of invention agreement (in the form attached hereto as Exhibit D-1 or D-2) executed by such employee, or otherwise so assigned.

(m) Insurance. The Company maintains or will acquire within 60 days after the date hereof valid policies of workers' compensation insurance and of insurance with respect to its properties and business of the kinds and in the amounts not less than is customarily obtained by corporations of established reputation engaged in the same or similar business and similarly situated, including, without limitation, insurance against loss, damage, fire, theft, public liability and other risks.

(n) Material Contracts and Obligations. Exhibit B attached hereto sets forth a list of all material agreements of any nature to which the Company is a party or by which it is bound, including without limitation (i) each agreement which requires future expenditures by the Company in excess of $5,000, (ii) all employment and consulting agreements, employee benefit, bonus, pension, profit-sharing, stock option, stock purchase and similar plans and arrangements, and distributor and sales representative agreements, and (iii) any agreement to which any shareholder, officer or director of the Company, or any "affiliate" or "associate" of such persons (as such terms are defined in the rules and regulations promulgated under the Securities Act), is presently a party, including without limitation any agreement or other arrangement providing for the furnishing of services by, rental of real or personal property from, or otherwise requiring payments to, any such person or entity. The Company has delivered to the Purchasers copies of such of the foregoing agreements as they have requested. All of such agreements and contracts are valid, binding and in full force and effect.

(o) Compliance. The Company has, in all material respects, complied with all laws, regulations and orders applicable to its present and proposed business and has all material permits and licenses required thereby. There is no term or provision of any material mortgage, indenture, contract, agreement or instrument to which the Company is a party or by which it is bound, or, to the knowledge of the Company or the Founders, of any provision of any state or federal judgment, decree, order, statute, rule or regulation applicable to or binding upon the Company, which materially adversely affects or, so far as the Company may now foresee, in the future is reasonably likely to materially adversely affect, the business, prospects, condition, affairs or operations of the Company or any of its properties or assets. To the best of the knowledge of the Company, none of the employees of the Company is in violation of any term of any employment contract, patent or other proprietary information disclosure agreement or any other contract or agreement relating to the employment of such employee by the Company.

(p) Absence of Changes. Since the Balance Sheet Date, there has been no material adverse change in the condition, financial or otherwise, net worth or results of operations of the Company, other than changes occurring in the ordinary course of business which changes have not, individually or in the aggregate, had a material adverse effect on the business, prospects, properties or condition, financial or otherwise, of the Company.

(q) Employees. All employees, material consultants, or other consultants of, or vendors to, the Company whose activities require access to confidential or proprietary information of the Company have executed and delivered nondisclosure and assignment of invention agreements substantially in the form of Exhibit D-1 or D-2 attached hereto, respectively, and all of such agreements are in full force and effect. None of the employees of the Company is represented by any labor union, and there is no labor strike or other labor trouble pending with respect to the Company (including, without limitation, any organizational drive) or, to the best knowledge of the Company, threatened.

(r) Taxes. The amount shown on the Balance Sheet as provision for taxes is sufficient in all material respects for payment of all accrued and unpaid federal, state, county, local and foreign taxes for the period then ended and all prior periods. The Company has filed or has obtained presently effective extensions with respect to all federal, state, county, local and foreign tax returns which are required to be filed by it, such returns are true and correct and all taxes shown thereon to be due have been timely paid with exceptions not material to the Company. Federal income tax returns of the Company have not been audited by the Internal Revenue Service, and no controversy with respect to taxes of any type is pending or, to the best of the Company's knowledge, threatened. Neither the Company nor any of its shareholders has ever filed (a) an election pursuant to Section 1362 of the Internal Revenue Code of 1986, as amended (the "Code"), that the Company be taxed as an S Corporation or (b) consent pursuant to Section 341(f) of the Code relating to collapsible corporations.

(s) U.S. Real Property Holding Corporation. The Company is not now and has never been a "United States Real Property Holding Corporation" as defined in Section 897(c)(2) of the Code and Section 1.897-2(b) of the Regulations promulgated by the Internal Revenue Service.

(t) Books and Records. The minute books of the Company contain complete and accurate records of all meetings and other corporate actions of its shareholders and its Board of Directors and committees thereof. The stock ledger of the Company is complete and reflects all issuances, transfers, repurchases and cancellations of shares of capital stock of the Company.

(u) Disclosures. Neither this Agreement nor any Exhibit hereto, nor any report, certificate, statement or instrument supplied by the Company to the Purchasers or their counsel in connection with the transactions contemplated by this Agreement, when read together, contains or will contain any material misstatement of fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein not misleading. The Company knows of no information or fact which has or would have a material adverse effect on the financial condition, business or prospects of the Company which has not been disclosed in writing to the Purchasers. The Company has no reason to believe that the projections and estimates of market size set forth in the Business Plan do not represent reasonable estimates based on the assumptions contained therein, but there can be no assurance that the results reflected in such projections will be attained.

4. Representations and Warranties of the Founders. Each Founder represents and warrants to the Purchasers as follows:

(a) Conflicting Agreements. Such Founder is not, as a result of the nature of the business conducted or proposed to be conducted by the Company or for any other reason, in material violation of (i) any fiduciary or confidential relationship, (ii) any term of any contract or covenant (either with the Company or with another entity) relating to employment, patents, proprietary information disclosure, non-competition or non-solicitation, or (iii) any other contract or agreement, or any judgment, decree or order of any court or administrative agency relating to or affecting the right of such Founder to be employed by or perform services for the Company. No such relationship, term, judgment, decree, or order conflicts with such Founder's obligations to use his best efforts to promote the interests of the Company nor does the execution and delivery of this Agreement, nor the carrying on of the Company's business as an officer or key employee of the Company, conflict with any such relationship, term, judgment, decree or order.

(b) Conflict of Interests. If and while employed by the Company, except as provided as on Exhibit B, such Founder will devote himself to the Company on a full-time basis and will not engage in any other business activities, either on a full-time or part-time basis, as an employee, a consultant or in any other capacity, and whether or not he receives any compensation therefor; provided, that nothing herein shall prevent such Founder from making and managing investments, if such activities do not, in the aggregate, materially interfere with such Founder's performance of his duties to the Company. Except as disclosed on Exhibit B attached hereto, such Founder does not own, directly or indirectly, of record or beneficially, more than one percent (1%) of the outstanding voting securities (which shall include any security or option convertible into or exercisable for voting securities) of any corporation other than the Company, nor is such Founder a general partner or limited partner in a partnership in which he has a direct or indirect interest in more than one percent (1%) of the profits of such partnership.

(c) Litigation. There is no action, suit or proceeding, or governmental inquiry or investigation, pending or, to the best of such Founder's knowledge, threatened against such Founder, and, to the best of such Founder's knowledge, there is no basis for any such action, suit, proceeding, or governmental inquiry or investigation.

(d) Shareholder Agreements. Except as set forth on Exhibit B attached hereto or as contemplated by or disclosed in this Agreement, such Founder is not a party to and has no knowledge of any agreements, written or oral, relating to the acquisition, disposition, registration under the Securities Act, or voting of the capital stock of the Company.

(e) Outstanding Loans. Except as set forth on Exhibit B attached hereto, there are no outstanding loans made by such Founder to the Company and there are no amounts owing to the Company by such Founder.

5. Representations of the Purchasers. Each Purchaser represents and warrants to the Company as follows:

(a) Investment. Such Purchaser is acquiring the Shares and the shares of Common Stock into which the Shares may be converted and the Warrant and the Warrant Shares for his or its own account for investment and not with a view to, or for sale in connection with, any distribution thereof, nor with any present intention of distributing or selling the same; and, except as contemplated by this Agreement and the Exhibits hereto, such Purchaser has no present or contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the disposition thereof.

(b) Authority. Such Purchaser has full power and authority to enter into and to perform this Agreement in accordance with its terms. Furthermore, Acadia has not been organized, reorganized or recapitalized specifically for the purpose of investing in the Company.

(c) Experience. Such Purchaser has carefully reviewed the representations concerning the Company contained in this Agreement, and has made detailed inquiry concerning the Company, its business and its personnel; the officers of the Company have made available to such Purchaser any and all written information which it has requested and have answered to such Purchaser's satisfaction all inquiries made by such Purchaser; and such Purchaser has adequate net worth and means of providing for his or its current needs and personal contingencies to sustain a complete loss of his or its investment in the Company; such Purchaser's overall commitment to investments which are not readily marketable is not disproportionate to his or its net worth and such Purchaser's investment in the Shares will not cause such overall commitment to become excessive.

(d) Accredited Investor. Such Purchaser is an Accredited Investor within the definition set forth in Securities Act Rule 501(a).

6. Conditions to the Obligations of the Purchasers. The obligation of the Purchasers to purchase the Shares and the Warrants at the Closing is subject to the fulfillment, or the waiver by the Purchasers, of the following conditions on or before the Closing Date:

(a) Accuracy of Representations and Warranties. The representations and warranties contained in Section 3 of this Agreement shall be true on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of that date.

(b) Performance. The Company shall have performed and complied with all agreements and conditions contained in this Agreement required to be performed or complied with by the Company prior to or at the Closing.

(c) Approval by Shareholder. NextGen, the sole shareholder of the outstanding shares of Series A Preferred Stock, shall have (i) provided to the Company its written consent to the issuance of the Shares under this Agreement, (ii) approved both the increase from 150,000 to 300,000 in the number of shares authorized by the designation for the Series A Preferred Stock and the provision that the Warrants and the aggregate of 150,000 shares of Series A Preferred Stock issuable pursuant to this Agreement and upon exercise of the Warrants shall not be deemed to be "Additional Stock" under Section 7(a)(ii) of the designation for the Series A Preferred Stock and (iii) declined to exercise its rights of first refusal with respect to the Shares and the Warrants.

(d) Strategic Investor and Directorship.

(i) The Company recognizes that, following the Closing, Hershey, individually and through his ownership and controlling influence in Acadia, will be a strategic investor in the Company and committed to its long-term prosperity and success. The Company shall have received, in connection with such recognition, a letter from Williams, Mullen, Clark & Dobbins, counsel for the Company, advising the Company's senior management of requirements placed on a control "group" under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, and additional issues relating to control groups that may be presented to the Company and the Founders at and following such time as management may determine to raise capital for the Company through the public equity markets. A copy of such letter shall have also been delivered to Hershey.

(ii) The Company shall have agreed that it will consider, and it will keep open the possibility of considering, the nomination of Hershey to the Board of Directors of the Company in connection with the Company's determination to engage an investment banker with a view to an initial public offering of Common Stock. If the Board of Directors appoints Hershey to the Board of Directors and Hershey accepts such appointment, the Company agrees to recommend Hershey for election at the next annual meeting of the Company's shareholders following such appointment; provided, that, if Hershey is not then elected by the Company's shareholders, the Company shall have no further obligations under this subsection (6)(d)(ii).

(e) Opinion of Counsel. The Purchasers shall have received an opinion from Williams, Mullen, Clark & Dobbins, counsel for the Company, dated the Closing Date, to the following effect:

(i) The Company has been duly incorporated and organized and is validly existing and in good standing under the laws of the Commonwealth of Virginia. The Company has the corporate power and authority to carry on its business as now conducted and to enter into and perform its obligations under the Agreements. The Company is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where qualification is required by the nature of its business or the character and location of its property and business.

(ii) Except for changes contemplated by this Agreement, the Company's duly authorized maximum capital stock is as described in subsection 3(b) of this Agreement and, to the knowledge of such counsel, the Company's representations and warranties set forth in subsection 3(b) (other than the last sentence thereof, as to which no opinion need be expressed, and other than the next to last sentence thereof, as to which an opinion need only be expressed that it was not necessary in connection with the offering, issuance and sale of the shares of Common Stock referred to therein to register such shares under the applicable federal and state securities laws) are true and correct .

(iii) The issuance, sale and delivery of the Shares and the Warrants by the Company, the issuance and delivery of the shares of Common Stock issuable upon conversion of the Shares or the Warrants and the issuance and delivery of the Warrant Shares have been duly authorized and reserved for issuance, as the case may be, by all necessary corporate action on the part of the Company. The Shares and the Warrants, when so issued, sold and delivered against payment therefor as contemplated by this Agreement, the shares of Common Stock issuable upon conversion of the Shares or the Warrants, when issued upon such conversion, and the Warrant Shares, when issued upon exercise of the Warrants, will be validly issued, fully paid and non-assessable.

(iv) The execution, delivery and performance by the Company of each of the Agreements have been duly authorized by all requisite corporate action, and the Company has duly executed and delivered the Agreements. Each of the Agreements (other than the second sentence of Section 9 hereof, as to which no opinion need be expressed) are valid and binding obligations of the Company and of the Founders (assuming legal capacity of such Founders) and are enforceable against the Company and the Founders in accordance with their terms except to the extent that their enforceability may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting the enforcement of creditors' rights generally, (ii) general principles of equity (regardless of whether enforceability is considered in an action at law or a suit in equity), including the availability of equitable remedies, (iii) procedural requirements of law applicable to the exercise of creditors' rights generally, (iv) judicial discretion inherent in the forum addressing enforceability, and (v) requirements for consent to assignment by third parties relating to agreements and contractual arrangements as to which assignment is contemplated. The Company's execution and delivery of the Agreements and the Company's performance of its obligations thereunder do not conflict with or result in a violation of the Company's Articles of Incorporation or Bylaws, each as amended to date and presently in effect, or any indenture, lease, agreement or other instrument known to such counsel to which the Company is a party or by which it or its property is bound, or any decree, judgment or order known to such counsel that is binding upon the Company.

(v) Except as obtained and in effect at the Closing, no approval, consent or authorization of any governmental authority (other than filings required to be made after such Closing under applicable federal and state securities laws) is required of the Company in connection with the execution and delivery of the Agreements, or the offer, issuance, sale and delivery of the Shares or the other transactions to be consummated at such Closing pursuant to this Agreement.

(vi) Based on the representations of the Purchasers in Section 5 hereof, it is not necessary in connection with the offering, issuance and sale of the Shares and the Warrants to register the Shares and Warrants under the registration provisions of the Securities Act.

(vii) To the best of such counsel's knowledge, there is no action, suit or proceeding, or governmental inquiry or investigation, pending or threatened in writing, against the Company.

(f) Blue Sky Approvals. The Company shall have received any requisite approvals and made any requisite filings with the securities commissioners of Virginia and any such approvals shall be in full force and effect on the Closing Date (other than filings required to be made after such Closing Date).

(g) Certificates and Documents. The Company shall have delivered to the Purchasers:

(i) The Articles of Incorporation of the Company, as amended and in effect prior to the Closing Date, certified by the Virginia State Corporation Commission;

(ii) Certificate, as of the most recent practicable dates, as to the corporate good standing of the Company issued by the Virginia State Corporation Commission, confirming such good standing on or immediately prior to the Closing Date;

(iii) Bylaws of the Company as amended and in effect immediately prior to each Closing Date, certified by its Secretary or Assistant Secretary as of the Closing Date; and

(iv) Resolutions of the Board of Directors and consents of the shareholders of the Company, authorizing and approving all requisite matters in connection with this Agreement, and the transactions contemplated hereby, certified by the Secretary or Assistant Secretary of the Company as of the Closing Date.

(h) Co-Sale Agreement. The Co-Sale Agreement shall have been executed and delivered by the parties thereto.

(i) Other Matters. All corporate and other proceedings in connection with the transactions contemplated by this Agreement and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to the Purchasers, and the Purchasers shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request.

7. Conditions to the Obligations of the Company. The obligations of the Company under subsection 1(b) of this Agreement are subject to fulfillment, on or before the applicable Closing Date, of each of the following conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of the Purchasers contained in Section 5 shall be true on and as of each Closing Date with the same effect as though such representations and warranties had been made on and as of that date.

(b) Blue Sky Approvals. The Company shall have received any requisite approvals of the securities commissioner of any state in which a Purchaser is located.

8. Covenants.

(a) Financial Statements and Other Information.

(i) The Company will deliver to Hershey, on behalf of the Purchasers, the following financial information at the same time, or as soon as possible thereafter, that such information has been distributed to the Company's senior management:

(A) an audited balance sheet of the Company as at the end of each fiscal year and audited statements of income and of cash flows of the Company for such year, examined or reviewed, at the option of the Board of Directors of the Company, by certified public accountants selected by the Company and approved by the non-employee members of the Board of Directors, all of such documents to be prepared in accordance with generally accepted accounting principles;

(B) an unaudited balance sheet of the Company as at the end of each fiscal quarter, and unaudited statements of income and of cash flows of the Company for such quarter and for the current fiscal year to the end of such quarter;

(C) an unaudited balance sheet of the Company as at the end of each month and unaudited statements of income and of cash flows of the Company for such month and for the current fiscal year to the end of such month, setting forth in comparative form the Company's projected financial statements for the corresponding periods for the current fiscal year and including an aging of the Company's accounts receivable and accounts payable and a statement of the number of employees of the Company as at the end of such month;

(D) a business plan and projected financial statements for each fiscal year and projected financial statements for the four years following such year; and

(E) such other notices, information and data with respect to the Company as the Company delivers to the holders of its Common Stock, and such other information and data as the Purchasers may from time to time reasonably request.

(ii) The foregoing financial statements shall be prepared on a consolidated basis if the Company then has any subsidiaries. The financial statements delivered pursuant to clauses (B) and (C) of paragraph (i) shall be accompanied by a certificate of the chief executive or financial officer of the Company stating that such statements have been prepared in accordance with generally accepted accounting principles consistently applied (except as noted) and fairly present the financial condition of the Company at the date thereof and for the periods covered thereby.

(b) Material Changes and Litigation. The Company will promptly notify the Purchasers of any material adverse change in the business, properties, assets or condition, financial or otherwise, of the Company and of any litigation or governmental proceeding or investigation pending or, to the best knowledge of the Company, threatened against the Company, or against any officer, director, key employee or principal shareholder of the

Company materially affecting or which, if adversely determined, would materially adversely affect its present or proposed business, properties, assets or condition taken as a whole.

(c) Insurance. The Company shall obtain a term life insurance policy upon the life of Evan McConnell. A certificate evidencing such insurance shall be attached to this Agreement as Exhibit E.

(d) Other Agreements. The Company will require all persons now or hereafter employed by the Company at or above the director level or whose responsibilities are technical in nature to enter into agreements containing nondisclosure, assignment of invention and noncompetition provisions substantially similar to those set forth in Exhibit D-1 and all persons now or hereafter employed by the Company to enter into agreements containing nondisclosure and assignment of invention provisions substantially similar to those set forth in Exhibit D-2.

(e) Right of First Refusal.

(i) The Company hereby grants to each Purchaser (a "Rightholder") a right of first refusal to purchase, on a pro rata basis, all or any part of New Securities (as defined below) which the Company may, from time to time, propose to sell and issue, subject to the terms and conditions set forth below. The Rightholder's pro rata share, for purposes of this subsection 8(e), shall equal a fraction, the numerator of which is the number of shares of capital stock of the Company owned by such Rightholder and the denominator of which the total number of shares of Common Stock outstanding plus the number of shares of Common Stock into which the Rightholders' Preferred Stock is convertible.

(ii) "New Securities" shall mean any capital stock of the Company whether now authorized or not, and rights, options or warrants to purchase capital stock, and securities of any type whatsoever which are, or may become, convertible into capital stock; provided, however, that the term "New Securities" does not include (A) the Shares issuable under this Agreement (including any amendment hereto) or the shares of Common Stock issuable upon conversion of the Series A Preferred Stock or upon exercise or conversion of the Warrants; (B) securities offered to the public pursuant to a registration statement under the Securities Act of 1933, as amended; (C) securities issued for the acquisition of another corporation by the Company by merger, purchase of substantially all the assets of such corporation or other reorganization resulting in the ownership by the Company of not less than 51% of the voting power of such corporation; (D) shares of Common Stock issued to employees or consultants of the Company pursuant to a stock incentive plan approved by the Company's Board of Directors; or (E) securities issued as a result of any stock split, stock dividend or reclassification of Common Stock, distributable on a pro rata basis to all holders of Common Stock.

(iii) In the event the Company intends to issue New Securities, it shall give each Rightholder (or the Designated Notice Party of such Rightholder pursuant to Section 11(b) below) written notice of such intention, describing the type of New Securities to be issued, the price thereof and the general terms upon which the Company proposes to effect such issuance. Each Rightholder shall have 15 days from the date of any such notice to agree to purchase all or part of its or his pro rata share of such New Securities for the price and upon the general terms and conditions specified in the Company's notice by giving written notice to the Company stating the quantity of New Securities to be so purchased. Each Rightholder shall have a right of overallotment such that if any Rightholder fails to exercise his or its right hereunder to purchase his or its total pro rata portion of New Securities, the other Rightholders may purchase such portion on a pro rata basis, by giving written notice to the Company within five days from the date that the Company provides written notice to the other Rightholders of the amount of New Securities with respect to which such nonpurchasing Rightholder has failed to exercise its or his right hereunder.

(iv) In the event any Rightholder fails to exercise the foregoing right of first refusal with respect to any New Securities within such 15-day period (or the additional five-day period provided for overallotments), the Company may within 120 days thereafter sell any or all of such New Securities not agreed to be purchased by the Rightholders, at a price and upon general terms no more favorable to the purchasers thereof than specified in the notice given to each Rightholder pursuant to paragraph (c) above. In the event the Company has not sold such New Securities within such 120-day period, the Company shall not thereafter issue or sell any New Securities without first offering such New Securities to the Rightholders in the manner provided above.

(f) Stock Incentive Plan. The Company shall establish a Stock Incentive Plan under which 250,000 shares of Common Stock shall be authorized for issuance.

(g) Qualified Small Business Stock. The Company shall submit to its shareholders and to the Internal Revenue Service any reports that may be required under Section 1202(d)(1)(C) of the Code and the Regulations promulgated thereunder. In addition, within ten business days after any Purchaser's written request therefor, the Company shall deliver to such Purchaser a written statement indicating whether such Purchaser's interest in the Company constitutes "qualified small business stock" as defined in Section 1202(c) of the Code.

(h) Termination of Covenants. Unless earlier terminated, the covenants contained in this Section 8 shall terminate, and be of no further force or effect, (a) upon the effectiveness of a registration statement under the Securities Act of 1933 covering the Company's first bona fide firm commitment public offering of Common Stock, resulting in gross proceeds to the Company of at least $20,000,000, at a price per share of at least $30.00 (as adjusted for stock splits, stock dividends, recapitalizations and similar events), (b) upon the closing of the sale of all or substantially all of the assets or business of the Company, by merger, sale of assets or otherwise (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold directly or indirectly immediately following such merger or consolidation at least 75% by voting power of the capital stock of the surviving corporation) or (c) ten years after the date hereof.

9. Registration Rights. In the event the Purchasers' shares have not been registered for public sale with the Securities and Exchange Commission within six months after the closing of the Company's initial public offering, the Company shall cause such shares to be registered on Form S-1 or other available Form. Each of the Company and the Purchasers shall indemnify the

other for any untrue statement or alleged untrue statement of a material fact supplied by the indemnifying party and included in the registration statement used to register such sale.

10. Successors and Assigns. Except as provided in Section 11, the provisions of this Agreement shall be binding upon, and inure to the benefit of, the respective successors, assigns, heirs, executors and administrators of the parties hereto.

11. Transfers of Certain Rights. Notwithstanding anything to the contrary herein, the Purchasers may transfer rights granted to them under Sections 8 and 9 to each other and Acadia may transfer such rights to any equityholder thereof to whom Shares are transferred, who may in turn transfer such rights to the respective partners, shareholders or members of any of such equityholders which are entities to whom Shares are transferred, provided any such transferee delivers to the Company an opinion of counsel as to the transfer of such security under applicable state and federal securities laws and a written instrument which contains a representation that the transfer is exempt from registration under the Securities Act and designates a person or entity affiliated with the Purchasers (the "Designated Notice Party") to receive notice hereunder on behalf of the transferee.

12. Survival of Representations and Warranties. All agreements, representations and warranties contained herein shall survive the execution and delivery of this Agreement and the closing of the transactions contemplated hereby.

13. Notices. All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be deemed delivered (i) two business days after being sent by registered or certified mail, return receipt requested, postage prepaid or (ii) one business day after being sent via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case to the intended recipient as set forth below:

If to the Company, at EarthWalk Communications, Inc., 10262 Battleview Parkway, Manassas, Virginia 20109, Attention: President, or at such other address or addresses as may have been furnished in writing by the Company to the Purchasers.

If to the Founders, at EarthWalk Communications, Inc., 10262 Battleview Parkway, Manassas, Virginia 20109, or at such other address or addresses as may have been furnished to the Company in writing by the Founders.

If to the Purchasers, at 1225 I Street, N.W., Suite 500, Washington, D.C. 20005, to the Designated Notice Party for the Purchasers, if any, or at such other address or addresses as may have been furnished to the Company in writing by the Purchasers.

Any party may give any notice, request, consent or other communication under this Agreement using any other means (including, without limitation, personal delivery, messenger service, telecopy, first class mail or electronic mail), but no such notice, request, consent or other communication shall be deemed to have been duly given unless and until it is actually received by the party for whom it is intended. Any party may change the address to which notices, requests, consents or other communications hereunder are to be delivered by giving the other parties notice in the manner set forth in this Section.

14. Brokers. Each of the Company and the Purchasers (i) represents and warrants to each other that he or it has retained no finder or broker in connection with the transactions contemplated by this Agreement, and (ii) will indemnify and save the other party harmless from and against any and all claims, liabilities or obligations with respect to brokerage or finders' fees or commissions, or consulting fees in connection with the transactions contemplated by this Agreement asserted by any person on the basis of any statement or representation alleged to have been made by such indemnifying party.

15. Expenses. The Company shall pay the fees and expenses of counsel for the Purchasers in connection with the transactions contemplated hereby, such amount not to exceed an aggregate of $7,500.

16. Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

17. Amendments and Waivers. Except as otherwise expressly set forth in this Agreement, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the holders of at least a majority of the Shares.

18. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19. Headings. The headings of the sections, subsections, and paragraphs of this Agreement have been added for convenience only and shall not be deemed to be a part of this Agreement.

20. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision.

21. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the day and year first above written.

COMPANY:

EARTHWALK COMMUNICATIONS, INC.

By:______________________
Evan T. McConnell, President

FOUNDERS:

____
Evan T. McConnell

____
Margaret A. McConnell

PURCHASERS:

____
Loren W. Hershey

ACADIA INVESTMENT, L.C.

By:______________________
Loren W. Hershey, Managing Member

FIRST AMENDMENT TO
SERIES A PREFERRED STOCK PURCHASE AGREEMENT

This First Amendment to the Series A Preferred Stock Purchase Agreement, dated as of February 16, 2000 (the "Stock Purchase Agreement"), by and among EarthWalk Communications, Inc., a Virginia corporation (the "Company"), Loren W. Hershey ("Hershey"), Acadia Investments, L.C., a Virginia limited liability company ("Acadia" and, together with Hershey, the "Purchasers") and Evan T. McConnell and Margaret A. McConnell (the "Founders"), is entered into as of March 6, 2000 by and among the Company, the Purchasers and the Founders.

WHEREAS, the parties hereto are parties to the Stock Purchase Agreement, under which (i) the Company agreed to sell and issue to each of Hershey and Acadia, and each of Hershey and Acadia agreed to purchase, 50,000 shares of the Company's Series A Preferred Stock, no par value per share ("Series A Preferred Stock"), for the purchase price of $10.00 per share and (ii) the Company agreed to issue to each of Hershey and Acadia a Warrant to purchase 25,000 shares of Series A Preferred Stock, subject to adjustment, at an exercise price of $5.00 per share, subject to adjustment (the "Warrant"); and

WHEREAS, the parties hereto desire to amend the Stock Purchase Agreement to provide that the shares of the Company's capital stock to be sold and issued to each of Hershey and Acadia, and the shares of the Company's capital stock to be issuable upon the exercise of the Warrant, are shares of the Company's Series B Convertible Preferred Stock, no par value per share ("Series B Preferred Stock").

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, the parties hereto agree as follows:

1. Sections 1(a) and 1(b) of the Stock Purchase Agreement are amended to read as follows:

(a) Authorization. The Company has duly authorized the issuance of up to 300,000 shares of its Series B Convertible Preferred Stock, no par value per share (the "Series B Preferred Stock"), having the rights, restrictions, privileges and preferences set forth in the Company's Amended and Restated Articles of Incorporation (including the designation of Series B Preferred Stock) attached hereto as Exhibit A-1 (the "Amended Articles"). The Company has, or on or before the Closing (as defined in Section 2) will have, adopted and filed the Amended Articles with the Virginia State Corporation Commission.

(b) Sale of Shares; Issuance of Warrants. Subject to the terms and conditions of this Agreement, at the Closing (as defined in Section 2), the Company will sell and issue to each of Hershey and Acadia, and each of Hershey and Acadia will purchase, 50,000 shares of Series B Preferred Stock for the purchase price of $10.00 per share. The shares of Series B Preferred Stock being sold under this Agreement are referred to as the "Shares". In addition, the Company will issue to each of Hershey and Acadia a Warrant in the form attached hereto as

Exhibit A-2 to purchase 25,000 shares of Series B Preferred Stock, subject to adjustment, at an exercise price of $5.00 per share, subject to adjustment (the "Warrant").

2. The first sentence of Section 2 of the Stock Purchase Agreement is amended to read as follows:

> The closing of the sale and purchase of Shares shall take place at the offices of Loren W. Hershey, Esq., 1225 I Street, N.W., Suite 500, Washington, D.C. 20005, at 10:00 A.M. on March 6, 2000, or such other date and place as may be agreed by the parties (the "Closing").

3. The first sentence of Section 3(b) of the Stock Purchase Agreement is amended to read as follows:

> The authorized capital stock of the Company immediately prior to the Closing will consist of 5,000,000 shares of Common Stock, no par value per share ("Common Stock"), of which 2,291,863 shares are issued and outstanding, and 1,000,000 shares of Preferred Stock, no par value per share, of which (i) 150,000 shares are designated as Series A Preferred Stock ("Series A Preferred Stock"), none of which are issued and outstanding and (ii) 300,000 shares are designated as Series B Preferred Stock, of which 100,000 shares are issued and outstanding.

4. Section 6(c) of the Stock Purchase Agreement is amended to read as follows:

> Approval by Shareholder. NextGen, the sole shareholder of the outstanding shares of Series A Preferred Stock, shall have (i) provided to the Company its written consent to the issuance of the Shares under this Agreement, (ii) exchanged (x) the 100,000 shares of Series A Preferred Stock then owned by it for a like number of shares of Series B Preferred Stock and (y) the warrant to purchase an additional 50,000 shares of Series A Preferred Stock then held by it for a warrant to purchase a like number of shares of Series B Preferred Stock and (iii) declined to exercise its rights of first refusal with respect to the Shares and the Warrants.

5. All references to Series A Preferred Stock in all other parts of the Stock Purchase Agreement not revised and restated above and in the exhibits to the Stock Purchase Agreement shall be references to Series B Preferred Stock.

6. This First Amendment may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7. This First Amendment shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia.

8. In all respects not inconsistent with the terms and provisions of this First Amendment, the Stock Purchase Agreement is hereby ratified, adopted, approved and confirmed.

IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the day and year first above written.

COMPANY:

EARTHWALK COMMUNICATIONS, INC.

By: ______________________
Evan T. McConnell, ~~President~~ CEO

FOUNDERS:

____
Evan T. McConnell

____
Margaret A. McConnell

PURCHASERS:

____
Loren W. Hershey

ACADIA INVESTMENTS, L.C.

By: ______________________
Loren W. Hershey, Managing Member

0600984.02

EXHIBIT 10.2

Turner, Jones & Associates, P.L.L.C.

Certified Public Accountants
108 Center Street, North, 2nd Floor
Vienna, Virginia 22180-5712
(703) 242-6500
FAX (703) 242-1600

March 11, 2005

EarthWalk Communications, Inc
10262 Battleview Parkway
Manassas, VA 20109

As independent auditors of EarthWalk Communications, Inc, we hereby consent to the incorporation of our report dated January 29, 2005, relating to the balance sheet of EarthWalk Communications, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 2004 and 2003 in the Form 1-A of EarthWalk Communications, Inc.

Turner Jones & Associates PLLC

Vienna, Virginia
April 14, 2004